As filed with the Securities and Exchange Commission on July 12, 2005

Registration No. 333-124605

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 2

to

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

JAMES RIVER GROUP, INC. (Exact Name of Registrant as Specified in its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code Number)	05-0539572 (I.R.S. Employer Identification Number)

1414 Raleigh Road
Suite 415
Chapel Hill, NC 27517
(919) 883-4171
(Address Including Zip Code, and Telephone Number Including Area Code, of Registrant's Principal Executive Offices)

J. Adam Abram
President and Chief Executive Officer
1414 Raleigh Road
Suite 415
Chapel Hill, NC 27517
Telephone: (919) 883-4171
Facsimile: (919) 883-4177
(Name, Address, Including Zip Code, and Telephone and Facsimile Numbers, Including Area Code, of Agent For Service)

Copies to:

Kenneth L. Henderson, Esq. Heather R. Badami, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104-3300 Telephone: (212) 541-2000 Facsimile: (212) 541-4630	John M. Schwolsky, Esq. Matthew M. Ricciardi, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019 Telephone: (212) 424-8000 Facsimile: (212) 424-8500

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Dated July 11, 2005

PROSPECTUS

                         Shares

James River Group, Inc.

Common Stock

This is the initial public offering of common stock of James River Group, Inc. We are offering                      shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We intend to list our common stock on the Nasdaq National Market under the symbol "JRVR."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds (before expenses) to James River Group, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to an additional          shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2005.

Keefe, Bruyette & Woods
  Bear, Stearns & Co. Inc.
  Friedman Billings Ramsey
  Wachovia Securities

The date of this prospectus is                          , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our securities after that date. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but may not contain all the information that may be important to you. To understand us and this offering fully, you should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 9 and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. References in this prospectus to the "company," "we," "our" and "us" are to James River Group, Inc. and its subsidiaries, unless the context otherwise requires. References to "James River" are to James River Group, Inc., our holding company. References to "James River Insurance" are to our subsidiary James River Insurance Company, and references to "Stonewood Insurance" are to our subsidiary Stonewood Insurance Company. James River Group is our registered service mark. This prospectus also refers to trademarks and trade names of other organizations. This prospectus contains terms that are specific to the insurance industry. A glossary of these terms appears beginning on page G-1 of this prospectus.

James River Group

Who We Are

James River is an insurance holding company that owns and manages specialty property/casualty insurance companies with the objective of consistently earning underwriting profits. We were founded in September 2002 and wrote our first insurance policy in July 2003. We currently underwrite in two specialty areas:

•	excess and surplus lines in 48 states and the District of Columbia; and

•	workers' compensation primarily for the residential construction industry in North Carolina.

Our underwriters evaluate and price each policy individually, and we do not extend underwriting or claims handling authority to third parties. For the year ended December 31, 2004, our first full year of insurance operations, we wrote $142.5 million in direct written premiums, earned net income of $8.8 million and had a combined ratio (a measure of underwriting profitability calculated by dividing the sum of losses incurred, including loss adjustment expenses, and other operating expenses by net earned premiums) of 90.1%. A combined ratio of less than 100% generally indicates profitable underwriting prior to the consideration of investment income.

The executives and professional investors who founded our company have significant experience managing, acquiring or investing in insurance operations. Key members of our management team, including J. Adam Abram, our President and Chief Executive Officer, five of our directors and a number of the managers in our excess and surplus lines business, were previously involved together at Front Royal, Inc., another insurance holding company with a similar business focus. Because we wrote our first policy in July 2003, we are not burdened by material loss exposures for years prior to 2003. We did not write any insurance during the 1990's when pricing was more competitive and policy terms were less restrictive than in the current environment. We craft our excess and surplus lines policy language to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold and construction defects.

Our Products

Our subsidiary James River Insurance Company writes excess and surplus lines insurance. Excess and surplus lines insurance covers risks that do not fit the underwriting criteria of standard carriers due, usually, to the perceived risk associated with aspects of the insured's business. In contrast to standard carriers that are required to be licensed in the state where the insurance is written, James River Insurance has significantly expanded regulatory freedom to craft policy terms and charge negotiated prices. Generally, James River Insurance offers more restrictive coverage at higher prices than would be offered by the standard market, which is necessary because insureds in the excess and surplus market are generally considered higher risk than those in the standard market. For the year ended December 31, 2004, James River Insurance had $133.4 million in direct written premiums.

Our subsidiary Stonewood Insurance Company writes workers' compensation insurance in North Carolina, primarily for the residential construction industry. Workers' compensation insurance provides coverage for the statutory obligations of employers to pay for medical care and lost wages for employees who are injured in the course of their employment. We focus on the residential construction industry because this hazardous class has relatively high premium rates and we believe we can successfully underwrite these accounts through proactive loss control. This approach requires us to rely on our underwriting and loss control staff to assess the risk of potential insureds. Stonewood Insurance was licensed in late 2003 and began writing business in January 2004. For the year ended December 31, 2004, Stonewood Insurance had $9.2 million in direct written premiums.

Both James River Insurance and Stonewood Insurance are rated "A−" (Excellent) by A.M. Best Company, Inc., a leading insurance rating agency, which we refer to in this prospectus as A.M. Best. "A−" (Excellent) is the fourth highest of 16 A.M. Best ratings. These ratings are based on matters of concern to policyholders but are not designed or intended for use by investors in evaluating our securities.

Our Approach to Our Business

We believe our approach will help us achieve our goal of delivering superior returns to our stockholders. This approach involves the following:

Generate Underwriting Profits.    We intend to generate underwriting profits by minimizing our underwriting expenses and focusing on underwriting specialty insurance risks where we can use our expertise to price and structure policies to minimize our claims expenses.

•	Operate at a Lower Expense Ratio Than Many of Our Competitors. We believe that we are able to achieve a lower expense ratio than many of our competitors because of our assertive management of costs, including commissions. In 2004, our Excess and Surplus Insurance segment had a statutory expense ratio (a measure of our underwriting profitability calculated by dividing our underwriting expenses by net written premiums, in each case determined on a statutory accounting basis) of 19.95%. According to the 2004 edition of Best's Aggregates & Averages – Property/Casualty, from 1999 through 2003, which we believe is the latest data available, the United States excess and surplus lines sector had an average statutory expense ratio of 30.9%.

•	Focus on Specialty Insurance Markets. By focusing on specialty markets in which our underwriters have particular expertise and in which we have fewer competitors than in standard markets, we have greater freedom to price and structure our products and to utilize loss control measures to target maximum profitability. For example, in our Excess and Surplus Insurance segment, we seek an underwriting profit by generally offering a combination of higher prices and more restrictive policy terms than standard carriers. Our insureds, on the other hand, generally present higher risk than that presented by the insureds of standard carriers.

•	Underwrite Each Risk Individually. We believe our goal of earning underwriting profits is best accomplished through careful risk selection combined with a thoughtful approach to setting the terms and conditions of the policies for these risks. We individually underwrite each risk and do not extend underwriting authority to brokers, agents or other third parties. Our underwriting team leaders have an average of 27 years of insurance industry experience. A substantial portion of our underwriters' compensation is linked to the underwriting profit produced by the policies they underwrite. This approach has the potential drawback of requiring us to rely heavily on experienced underwriters who can tailor coverages and to be particularly careful in selecting the policies we bind. Our underwriters regularly interact with our claims personnel to aid in underwriting decisions and policy form development. In our Workers' Compensation Insurance segment, we supplement the underwriting process through on-site inspection of insureds and proactive loss control measures.

•	Use Timely and Accurate Data. We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. Our data warehouse collects premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the insured's business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business. We rely on our technology systems in this process.

•	Actively Manage Claims. We believe that actively managing our claims is an important aspect of keeping loss and loss adjustment expenses low and accurately setting reserves. We promptly and thoroughly investigate all claims, generally through direct contact with the insured and other affected parties. When we believe claims are not validly covered under the policy form, we vigorously contest payment and are willing to pursue prosecution for claims fraud.

Opportunistically Grow Our Business.    We plan to opportunistically grow our business in markets where we can use our specialized expertise to generate consistent underwriting profits.

•	Expand Existing Operations. We intend to expand our existing insurance operations to increase our market share in our chosen markets. Both our Excess and Surplus Insurance and Workers' Compensation Insurance segments are relatively new, and we believe they can capture more market share. A potential drawback of our specialized approach is that we may be more vulnerable to adverse events that affect the excess and surplus lines and workers' compensation insurance business than companies that have more diversified business.

•	Excess and Surplus Insurance Segment. We seek to grow the business of our Excess and Surplus Insurance segment by taking advantage of opportunities for enhanced product offerings, additional coverages, geographic expansion and increased penetration in our existing markets. We have expanded the Excess and Surplus Insurance segment from seven underwriting divisions at inception to ten divisions at December 31, 2004, added an additional underwriting division in May 2005 and anticipate adding another underwriting division in 2005. We continue to make selective broker appointments which helps drive our market penetration. In 2004, our Excess and Surplus Insurance segment wrote $133.4 million in direct written premiums. A.M. Best estimated total premiums in this market to be $32.8 billion in 2003.

•	Workers' Compensation Insurance Segment. We seek to expand our Workers' Compensation Insurance segment by adding selected agents and achieving greater market penetration. Our Workers' Compensation Insurance segment wrote $9.2 million in direct written premiums in 2004, its first year of operation, and we estimate, based in part on 2001 data (the latest we believe to be available) from the North Carolina Rate Bureau, that the North Carolina workers' compensation market for the portions of the construction industry in which we compete is approximately $450 million in direct written premiums.

•	Acquire Additional Specialty Insurance Businesses. We intend to pursue acquisitions of specialty insurance businesses which have particular expertise in operating profitably in their markets. Our management team has significant industry experience in acquisitions of insurance companies and managing general agencies.

Manage Specialized Insurance Operations on a Decentralized Basis.    Our holding company structure allows our specialized insurance operations to focus on achieving an underwriting profit in their markets. Our decentralized underwriting and claims handling personnel are able to respond effectively to changing conditions in the particular markets in which they operate. We handle capital raising, mergers and acquisitions, investor and rating agency relations, financial reporting and other support functions at the holding company level. This decentralized approach means our company must make special efforts to ensure the company is coordinated as a whole.

Manage Capital Actively.    We intend to expand our business and capital base to capitalize on opportunities to earn an underwriting profit, and reduce our business and capital base if attractive underwriting opportunities are not available. We expect to finance our future operations with a combination of debt and equity and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. We may not, however, always be able to raise capital when needed. Our ratings from A.M. Best are very important to us, and maintaining them will be a principal consideration in our decisions regarding capital.

Maintain a Strong Balance Sheet.    We intend to set reserves conservatively and monitor reinsurance recoverables exposure carefully in order to maintain a strong balance sheet. We focus on making our profits from underwriting and do not expect above-market returns or risks in our investment portfolio. As a consequence, our investment returns may not be as high as those earned by some of our competitors. Our balance sheet is not burdened with material legacy liabilities related to loss exposures for years prior to 2003.

Our Challenges

As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, including but not limited to the following:

A Downgrade in Our A.M. Best Rating Would Negatively Affect Our Business.    We believe that the A.M. Best rating of "A−" (Excellent) of our insurance subsidiaries has a significant influence on our business and that many brokers, agents and customers would not place business with us if we experienced a downgrade in our rating. As a result, a downgrade in our rating could cause a substantial reduction in the number of policies we write, which would have a material adverse effect on our results of operations and our financial position.

Changes in Our Operating Environment May Adversely Affect Our Performance.    Our operating results may fluctuate significantly quarter to quarter and year to year due to various factors generally out of our control, including changes in competition, market conditions, catastrophe losses, severe weather conditions, general economic conditions (including interest rate changes), court decisions, legislative initiatives, frequency of litigation and the size of judgments.

The Failure of Any of Our Loss Limitations or Exclusions Could Harm Our Business.    Various provisions of our excess and surplus lines policies, such as limitations or exclusions from coverage, have been negotiated to limit our risks and may not be enforceable in the manner we intend. Court decisions, legislation or regulatory actions could interpret or regulate the use of such endorsements and limitations in a way that would adversely effect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

We Rely on a Select Group of Brokers and Agents To Distribute Our Products.    Two brokers accounted for approximately 34.9% of 2004 direct written premiums for James River Insurance, and one agent accounted for approximately 11.0% of 2004 direct written premiums for Stonewood Insurance. These relationships could terminate or fail to be profitable in the future, which could have a material adverse effect on us.

Our Reinsurers May Not Pay Our Claims in a Timely Fashion.    We cede a part of the policy risk we assume to reinsurers in exchange for part of the premium we receive in connection with the risk. If our reinsurers do not pay claims made by us on a timely basis, or they fail to pay some or all of these claims, we will be responsible for additional payments to our policyholders. This would increase our costs and could have a material adverse effect on our business.

We Are Dependent on Our Key Employees.    Because we are dependent on certain key executives, the loss of any of these executives or our inability to retain other key personnel could adversely affect our business.

Our Premium and Loss Reserves May Be Inadequate to Cover Our Actual Losses.    If we fail to accurately assess the risks associated with the business we insure, we may fail to establish appropriate premium rates, and our reserves for unpaid losses and loss adjustment expenses (which we refer to as loss reserves) may be inadequate to cover our actual losses. Our loss reserves are estimates and are inherently uncertain. If our loss reserves are inadequate to cover our actual losses and loss adjustment expenses, any changes in our estimates will be reflected in our results of operations during the period in which the changes are made, with increases in our loss reserves resulting in a reduction to our earnings.

We Have a Short Operating History.    We have completed only six quarters of operations and our historical financial results may not accurately indicate our future performance.

Our Business is Subject to Extensive Regulation.    Our business is subject to extensive regulation by applicable federal and state agencies in the jurisdictions in which we operate. The extensive regulation or changes in the regulation governing our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or take other actions, including those that relate to the terms of our coverage, that we may wish to take to increase our profitability.

Selected Operating History

The following table shows selected quarterly operating history for our business:

	As of or for the Three Months Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
	($ in thousands)
Direct written premiums	$47,020	$50,447	$38,511	$29,643	$23,938	$25,097	$11,667
Net earned premiums	24,832	28,314	22,113	16,081	9,255	4,164	923
Losses and loss adjustment expenses	13,394	16,789	14,490	10,456	5,853	2,818	554
Other operating expenses	5,693	7,358	5,499	4,395	3,438	2,292	2,092
Income (loss) before taxes	6,922	4,964	2,899	1,947	581	(1,243)	(1,541)
Net income (loss)	4,606	3,259	2,968	1,947	581	(1,243)	(1,541)

Loss ratio	53.9%	59.3%	65.5%	65.0%	63.2%	67.7%	60.0%
Expense ratio	22.9%	26.0%	24.9%	27.3%	37.1%	55.0%	226.7%
Combined ratio	76.9%	85.3%	90.4%	92.4%	100.4%	122.7%	286.7%

Total assets	$305,783	$266,948	$213,092	$182,733	$143,163	$123,561	$78,803
Total stockholders' equity	83,101	80,695	77,687	72,480	71,963	70,396	51,352

How to Contact Us

Our headquarters are located at 1414 Raleigh Road, Suite 415, Chapel Hill, North Carolina 27517 and our telephone number is (919) 883-4171. Our website is www.James-River-Group.com. The information on our website should not be construed as part of the prospectus.

The Offering

Shares of common stock offered by us

Shares of common stock outstanding after the offering

Over-allotment shares offered by us

Use of Proceeds	We intend to use the proceeds from the offering to make contributions to the capital of our insurance subsidiaries and for other general corporate purposes, including potential acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market Symbol	JRVR

Dividend Policy	We do not expect to pay cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors.

The number of shares of common stock shown to be outstanding after the offering is based upon 9,849,035 shares outstanding as of May 31, 2005 and reflects the 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering and the automatic conversion of all issued and outstanding shares of our preferred stock into an aggregate of 9,849,025 shares of our common stock immediately prior to the effectiveness of this offering, including shares representing accrued dividends on our convertible preferred stock through May 31, 2005 (on a post stock split basis). This number does not include, as of May 31, 2005:

•	shares that may be issued pursuant to the underwriters' over-allotment option;

•	1,694,090 shares that may be issued pursuant to the exercise of outstanding options, at a weighted average exercise price of $10.07 per share; and

•	149,625 shares that may be issued pursuant to the exercise of outstanding warrants, at a weighted average exercise price of $10.00 per share.

Assumptions in this Prospectus

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters' over-allotment option;

•	reflects a 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering;

•	reflects the automatic conversion of all issued and outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 9,849,025 shares of common stock immediately prior to the effectiveness of this offering, including shares representing accrued dividends on our convertible preferred stock through May 31, 2005 (on a post stock split basis); and

•	reflects amendments to our amended and restated certificate of incorporation and our amended and restated by-laws that we expect to effect prior to the completion of this offering.

Summary Historical Consolidated Financial and Other Data

The summary historical consolidated financial and other data set forth below as of and for the three months ended March 31, 2005 and 2004 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial data presented in the table below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.

The summary historical consolidated financial and other data set forth below as of and for the years ended December 31, 2004 and 2003, as of December 31, 2002 and for the period from September 25, 2002 (inception) through December 31, 2002 are derived from our consolidated financial statements audited by Ernst & Young LLP, Independent Registered Public Accounting Firm.

These historical results are not necessarily indicative of results to be expected for any future period. You should read the information provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,		Period from September 25, 2002 (Inception) Through December 31, 2002
	2005	2004	2004	2003
	(Unaudited)
Operating Data:	($ in thousands, except for share data)
Direct written premiums(1)	$47,020	$23,938	$142,539	$36,764	$—
Net written premiums(2)	30,990	17,714	120,178	27,425	—
Net earned premiums	24,832	9,255	75,763	5,087	—
Net investment income	1,745	588	3,626	407	2
Net realized investment losses	(25)	—	(71)	—	—
Total revenues	26,597	9,872	79,462	5,550	2

Losses and loss adjustment expenses	13,394	5,853	47,588	3,372	—
Other operating expenses	5,693	3,438	20,690	6,842	280
Interest expense	588	—	793	—	—
Compensation expense on common stock warrant issuance	—	—	—	524	—
Total expenses	19,675	9,291	69,071	10,738	280
Income (loss) before tax	6,922	581	10,391	(5,188)	(278)
Income taxes	2,316	—	1,636	—	—
Net income (loss)	$4,606	$581	$8,755	$(5,188)	$(278)
Comprehensive income (loss)	$2,406	$1,557	$8,946	$(5,488)	$(278)

Balance Sheet Data:
Cash and cash equivalents and investments	$220,318		$195,231	$79,324	$6,783
Reinsurance recoverables on unpaid losses	27,253		15,200	14,234	—
Total assets	305,783		266,948	123,561	6,823
Reserve for losses and loss adjustment expenses	84,374		62,243	17,417	—
Senior debt	15,000		15,000	—	—
Junior subordinated debt	22,681		22,681	—	—
Total stockholders' equity	83,101		80,695	70,396	(278)

	Three Months Ended March 31,		Year Ended December 31,		Period from September 25, 2002 (Inception) Through December 31, 2002
	2005	2004	2004	2003
	(Unaudited)
Operating Data:	($ in thousands, except for share data)
Earnings (Loss) per Share:
Basic — historical	$3,424,852.00	$(589,653.00)	$3,991,672.00	$(7,381,060.00)	$(278,102.00)
Diluted — historical	$4.55	$(589,653.00)	$9.28	$(7,381,060.00)	$(278,102.00)
Diluted — as adjusted (3)	$0.46	$(58,965.30)	$0.93
Weighted average shares outstanding — basic — historical	1	1	1	1	1
Weighted average shares outstanding — diluted — historical	1,011,323	1	943,330	1	1
Weighted average shares outstanding — diluted — as adjusted(3)	10,113,230	10	9,433,300
GAAP Underwriting Ratios:
Loss ratio(4)	53.9%	63.2%	62.8%	66.3%	—
Expense ratio(5)	22.9%	37.1%	27.3%	134.5%	—
Combined ratio(6)	76.9%	100.4%	90.1%	200.8%	—

Other Data:
Return on average stockholders' equity(7)	22.5%	3.3%	11.6%	(14.8%)	(200.0%)
Debt to total capitalization ratio(8)	31.2%	—	31.8%	—	—
Statutory capital and surplus	$86,177	$57,358	$79,378	$58,183	—
Net written premiums to surplus ratio(9)	1.44	1.24	1.51	0.47	—

(1)	The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(2)	Net written premiums are direct written premiums less the portion of direct written premiums ceded to (reinsured by) other insurers, which we refer to as ceded written premiums.

(3)	Earnings (loss) per share — diluted — as adjusted and earnings (loss) per share — weighted average shares outstanding — diluted — as adjusted give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, including shares representing accrued but unpaid dividends on our convertible preferred stock through the respective balance sheet date presented and reflect a 10 for 1 split of our common stock each of which will occur after the effectiveness of the Registration Statement of which this prospectus forms a part. Upon the conversion of the preferred stock, the only significant difference between basic and diluted earnings per share will relate to the treatment of warrants and options.

(4)	The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(5)	The expense ratio is the ratio, expressed as a percentage, of other operating expenses to net earned premiums.

(6)	The combined ratio is the sum of the loss ratio and the expense ratio.

(7)	Return on average stockholders' equity is the ratio, expressed as a percentage, of net income (loss) to the average of the beginning of period and end of period total stockholders' equity. The calculations for the three months ended March 31, 2005 and 2004 use annualized net income as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

(8)	The debt to total capitalization ratio is the ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and stockholders' equity.

(9)	The net written premiums to surplus ratio is the ratio of net written premiums to statutory-basis capital and surplus. We believe this measure is useful in evaluating our insurance subsidiaries' operating leverage. It may not be comparable to the definition of net written premiums to surplus ratio for other companies. The calculations for the three months ended March 31, 2005 and 2004 use annualized net written premiums as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider each of the following risks and cautionary statements, together with the other information contained in this prospectus. If any of the events described in the following risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or a substantial portion of your investment.

Risks Related To Our Business

A decline in our financial strength rating may result in a reduction of new or renewal business.

Each of our insurance subsidiaries currently is rated "A−" (Excellent) by A.M. Best, which is the fourth highest of 16 A.M. Best ratings. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders and is not an evaluation directed to investors. A.M. Best focuses on balance sheet strength (including capital adequacy, and loss and loss expense reserve adequacy), operating performance and business profile. A reduction in our performance in these criteria could result in a downgrade of our rating. A downgrade of this rating could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to us.

The failure of any of the loss limitations or exclusions we employ, or changes in other claim or coverage issues, could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the size or number of claims.

In addition, we craft our excess and surplus lines policy language to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold and construction defects. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition, In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders. While these exclusions and limitations help us assess and reduce our loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. This could result in higher than anticipated losses and loss adjustment expenses which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until some time after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

We distribute our products through a select group of brokers and agents, three of which account for a significant part of our business, and there can be no assurance that such relationships will continue.

We distribute our products through a select group of brokers and agents. For the year ended December 31, 2004, 34.9% of James River Insurance's direct written premiums were distributed through two brokers, CRC Insurance Services, Inc. and Swett & Crawford, and approximately 11.0% of Stonewood Insurance's direct written premiums were distributed through one agent, SIA Group, Inc. Because our agreements with our agents and brokers do not require mimumum premium volumes and are terminable upon 30 or 60 days notice, we cannot assure you that such relationships will continue. If they do continue, it is possible they may not be profitable for us. The termination of our relationship with one or more of these brokers or agents could result in lower direct written premiums and have a material adverse effect on us.

We may not be successful in reducing our risk through reinsurance arrangements and our reinsurers may not pay claims made by us in a timely fashion.

We purchase reinsurance by transferring part of the risk we have assumed (known as ceding) to reinsurers in exchange for part of the premium we receive in connection with the risk. Ceded premiums amounted to 15.7% of our direct written premiums in 2004. The availability, cost and structure of reinsurance protection are subject to changing market conditions, which are outside our control. If we are not able to obtain reinsurance protection on favorable terms, or at all, our potential losses could exceed our ability to pay and our business, financial condition or results of operations could suffer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders. Accordingly, we bear risk with respect to our reinsurers. That is, our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. Either of these events would increase our costs and could have a material adverse effect on our business. As of December 31, 2004, we had $15.2 million of reinsurance recoverable on unpaid losses and no reinsurance recoverable on paid losses.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our future success will depend, in part, upon the efforts of our executive officers and other key personnel, including J. Adam Abram, President and Chief Executive Officer; Michael T. Oakes, Executive Vice President and Chief Financial Officer; Michael E. Crow, Senior Vice President—Finance and Chief Accounting Officer; Michael P. Kehoe, President and Chief Executive Officer of James River Management Company, Inc.; and C. Kenneth Mitchell, President and Chief Executive Officer of Stonewood Insurance Management Company, Inc. The loss of any of these officers or other key personnel could prevent us from fully implementing our business strategies and materially and adversely affect our business, financial condition and results of operations. We have employment agreements with four of our executive officers. We do not have key person insurance on the lives of any of our key management personnel. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

We are liable for losses and loss adjustment expenses under the terms of the insurance policies we underwrite. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. We establish loss and loss adjustment expense reserves for the ultimate payment of all losses and loss adjustment expenses incurred. We estimate the reserve for losses and loss adjustment expenses using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are by their nature imprecise, and our ultimate losses and loss adjustment expenses may vary from established reserves. If any of our reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material effect on future earnings and liquidity and our financial rating.

Furthermore, factors that are difficult to predict, such as:

•	claims inflation,

•	claims development patterns,

•	legislative activity,

•	social and economic patterns and

•	litigation and regulatory trends

may have a substantial impact on our future losses and loss adjustment expenses. As of December 31, 2004, unpaid loss and loss adjustment expense reserves (net of reserves ceded to our reinsurers) were $47.0 million.

Since we have a limited operating history, it is difficult to predict our future performance.

James River was organized in September 2002 and formed or acquired its two insurance subsidiaries in 2003. James River Insurance wrote its first policy effective July 1, 2003. Stonewood Insurance commenced writing insurance as of January 1, 2004. We therefore have limited operating and financial history available to help you evaluate our past performance or to make a decision about an investment in our common stock. In addition, because we focus our efforts on certain specialized sectors of the insurance market, and because we do not have an extensive claims history to date, our limited historical financial results may not accurately predict our future performance. Moreover, companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. For example, early stage companies must generally develop business relationships, establish operating procedures, hire staff, install information and other management systems, establish facilities and obtain licenses in order to conduct their intended business activities. They are not always able to find the necessary resources at a reasonable cost, or at all. As a result of the risks specific to our business and those associated with new companies in general, it is possible that we may not be successful in implementing our business strategy. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies with limited operating histories.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our subsidiaries are subject to extensive regulation, primarily by Ohio, the domiciliary state for James River Insurance, and North Carolina, the domiciliary state for Stonewood Insurance, and to a lesser degree, the other states in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write excess and surplus lines of business, capital and surplus requirements, rate and form approvals, investment, underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.

The National Association of Insurance Commissioners has adopted a system to test the adequacy of statutory capital, known as "risk-based capital." This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property/casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

Stonewood Insurance's business is heavily concentrated in workers' compensation insurance for the residential construction industry in North Carolina.

Stonewood Insurance's business is heavily concentrated in workers' compensation insurance in North Carolina and is further concentrated in the residential construction business. This makes Stonewood Insurance vulnerable to changes affecting the economy of North Carolina and in particular the residential construction business in North Carolina. By concentrating a substantial portion of its business in construction operations, Stonewood Insurance is exposed to substantial losses due to accidents and occupational hazards. We attempt to moderate these risks by the purchase of reinsurance and by underwriting and pricing accounts with these risks in mind. However, there can be no assurance that these precautions are adequate and that we will not be exposed to greater than anticipated losses arising from the hazardous nature of the business conducted by its insureds.

We may require additional capital in the future, which may not be available or only available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and/or cover claim losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe that the net proceeds to us from this offering, together with our anticipated retained earnings, will support our operations through 2006 without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

Our investment results and, therefore, our results and operations and financial condition may be impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall capital market conditions.

Our results of operations depend, in part, on the performance of our invested assets. Fluctuations in interest rates affect our returns on, and the fair value of, fixed-income securities. Unrealized gains and losses on fixed-income securities are recognized in accumulated other comprehensive income, net of taxes and minority interest, and increase or decrease our stockholders' equity. Interest rates in the United States are currently low relative to historical levels. An increase in interest rates could reduce the fair value of our investments in fixed-income securities. In addition, defaults by third parties who fail to pay or perform obligations could reduce our investment income and realized investment gains and could result in investment losses in our portfolio.

We had fixed-income and equity investments (consisting of a bond mutual fund) with a fair value of $175.0 million as of December 31, 2004 that are subject to:

•	credit risk, which is the risk that our invested assets will decrease in value due to unfavorable changes in the financial prospects or a downgrade in the credit rating of an entity in which we have invested;

•	equity price risk, which is the risk that we will incur economic loss due to a decline in the bond mutual fund share price; and

•	interest rate risk, which is the risk that our invested assets may decrease in value due to changes in interest rates.

Our fixed-income investment portfolio includes mortgage-backed securities. As of December 31, 2004, mortgage-backed securities constituted 18.1% of our fixed maturity securities. As with other fixed-income securities, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates. Conversely, during periods of rising interest rates, the rate of prepayment generally slows. Mortgage-backed securities that have an amortized cost that is less than par (i.e. purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayment.

Our equity portfolio totaled $2.3 million as of December 31, 2004, which is invested in one bond mutual fund. The bond mutual fund in which we invest is highly diversified, and all of the securities in its portfolio are rated "AAA" by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc., which we refer to in this prospectus as Standard & Poor's, or received an equivalent rating from another nationally recognized rating agency. The fund's portfolio has an average duration of less than one year.

Since the end of 2002, the United States financial markets have experienced a high degree of volatility in interest rates, which affect the value of our fixed-income securities. As of December 31, 2004, our investment portfolio had a net unrealized investment loss, before the effect of income taxes, of $168,000.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third-party software license upon which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business.

Our growth may be dependent upon our successful acquisitions of other insurance businesses.

Following the offering, we will continue to pursue acquisitions of specialty insurance businesses that can be acquired on acceptable terms. Some of these acquisitions could be material in size and scope. Our future growth may depend, in part, upon the successful implementation of this strategy. While we will continually be searching for acquisition opportunities, there can be no assurance that we will be successful in identifying suitable acquisitions. If any potential acquisition opportunities are identified, there can be no assurance that we will consummate such acquisitions, or, if any such acquisition does occur, that it will be successful in enhancing our business, be accretive to either our profitability or book value or generate an underwriting profit. We may in the future face increased competition for acquisition opportunities which may inhibit our ability to consummate suitable acquisitions. In addition, to the extent that our acquisition strategy results in the acquisition of businesses, such acquisitions could pose a number of special risks, including the diversion of management's attention, the unsuccessful integration of the operations and personnel of the acquired companies, adverse short-term effects on reported operating results, the impairment of acquired intangible assets and the loss of key employees.

We may, in the future, issue additional common stock in connection with one or more acquisitions, which may dilute our stockholders, including the investors in this offering. Alternatively, we may issue debt, which could limit our future financial flexibility. Additionally, with respect to future acquisitions, our stockholders may not have an opportunity to review the financial statements of the entity being acquired or to vote on such acquisitions.

If North Carolina drastically increases the assessments Stonewood Insurance is required to pay, our results of operations and financial condition will suffer.

Stonewood Insurance, our admitted insurance subsidiary, is subject to assessments in North Carolina, its domiciliary state, for various purposes, including the provision of funds necessary to fund the operations of the North Carolina insurance department and the state fund that pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer's percentage of the total premiums written in the insurer's state within a particular line of business. As Stonewood Insurance grows, our share of any assessments may increase. However, we cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could result in higher than expected operating expenses and have a material adverse effect on our financial condition or results of operations.

Our reliance on brokers and agents subjects us to their credit risk.

With respect to the premiums produced by our brokers and agents, certain premiums from the policyholders are collected directly by the brokers or agents and forwarded to our insurance subsidiaries. In certain jurisdictions, when the insured pays premiums for these policies to brokers or agents for payment over to our insurance subsidiaries, the premiums might be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker or agent. Consequently, we assume a degree of credit risk associated with brokers and agents. Although brokers' and agents' failures to remit premiums to us have not had a material adverse effect on us to date, there may be instances where brokers and agents collect premium but do not remit it to us and we may be nonetheless required under applicable law to provide the coverage set forth in the policy despite the absence of premium. Because the possibility of these events is dependent in large part upon the financial condition and internal operations of our brokers and agents, which in most cases are not public information, we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from our brokers and agents in the future, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Industry

Our business is cyclical in nature, which may affect our financial performance.

Historically, the financial performance of the property/casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property/casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the excess and surplus market than in the standard insurance market. When the standard insurance market hardens, the excess and surplus market hardens, and growth in the excess and surplus market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the excess and surplus market may return to the admitted market, exacerbating the effects of rate decreases. Beginning in 2000 and accelerating in 2001, the property/casualty insurance industry has been experiencing a market reflecting increasing rates, more restrictive coverage terms and more conservative risk selection. We believe these trends slowed beginning in 2004 and that the current insurance market is becoming generally more competitive in terms of pricing, policy terms and conditions. Since this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

If we are not able to renew our existing reinsurance or obtain new reinsurance, either our net exposure would increase or we would have to reduce the level of our underwriting commitment.

We currently purchase excess of loss reinsurance to stop our loss from a single occurrence on any one coverage part from any one policy. For our property, excess casualty and workers' compensation lines of business, we retain $500,000 of loss. For our workers' compensation line, we also retain the risk of loss for claims above a $20.0 million limit and $10.0 million for any one life. For our primary casualty business, we retain $1.0 million in loss. Further, we purchase catastrophe reinsurance to cover losses arising from any single occurrence, regardless of how many policyholders are involved or the extent of their loss, from $2.0 million per occurrence up to $7.0 million per occurrence. However, we may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of liability we cede to reinsurers, depending upon the cost and availability of reinsurance.

Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred as a consequence of the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities generally are subject to annual renewal. We cannot provide any assurance that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring contracts or to make new arrangements, either our net exposures would increase, which could increase our costs, or, if we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks, which would reduce our revenues.

We compete with a large number of companies in the insurance industry for underwriting revenues.

We compete with a large number of other companies in our selected lines of business. Our principal competitors in the excess and surplus lines sector are Scottsdale Insurance Company (Nationwide Mutual Insurance Company), Markel Corporation, Burlington Insurance Group, Admiral Insurance Company (W. R. Berkley Corporation), Colony Insurance Company (The Argonaut Group) and RLI Corp., and in the workers' compensation insurance sector are Builders Mutual Insurance Company, Key Risk (W. R. Berkley Corporation) and Amerisure. We face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources than we do. Some of these competitors also have significantly greater experience and market recognition than we do. Larger carriers may have lower expense ratios, allowing them to price their products more competitively than us. We may incur increased costs in competing for underwriting revenues. If we are unable to compete effectively in the markets in which we operate or to expand our operations into new markets, our underwriting revenues and net income may decline.

A number of new, proposed or potential legislative and industry developments could further increase competition in our industry. These developments include:

•	an increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other "alternative markets" types of coverage;

•	changing practices caused by the internet, which may lead to greater competition in the insurance business; and

•	consolidation in the insurance industry, which could lead to lower margins for us.

New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and thereby affect our underwriting results. In addition, deregulation of commercial lines insurance has been adopted in many states and may be adopted in others. In some states, the deregulation of commercial lines generally enables admitted insurers to underwrite certain commercial property/casualty risks without the necessity of obtaining prior approval for rates and/or forms, although the content of policy forms is still regulated. In others states, the terms and conditions of commercial insurance policy forms have been deregulated. The deregulation of commercial lines may permit risks that would not otherwise be considered attractive by standard market carriers to be underwritten by such carriers using forms and rates that are attractive to them. Although no assurance can be given that further deregulation will occur, the extent to which it may occur or the form it will take, it is possible that deregulation of commercial lines insurance will increase competition in our markets, which could reduce our written premiums or make our products less profitable to us and adversely affect our results of operations and financial position.

We also may compete with new entrants in the future. Competition is based on many factors, including:

•	the perceived market strength of the insurer;

•	pricing and other terms and conditions;

•	services provided;

•	the speed of claims payment;

•	the reputation and experience of the insurer; and

•	ratings assigned by independent rating organizations such as A.M. Best.

Ultimately, this competition could affect our ability to attract business at premium rates that are likely to generate underwriting profits.

As a holding company, we are dependent on the results of operations of our insurance subsidiaries and are likely to rely on the regulatory and financial capacity of our subsidiaries to pay dividends to us. The domiciliary states of our insurance subsidiaries limit the aggregate amount of dividends our subsidiaries may pay to us in any twelve-month period, thereby limiting our funds to pay expenses and dividends.

We are an insurance holding company and our principal asset is the shares we hold in our subsidiaries. Payments from our insurance company subsidiaries pursuant to management agreements and tax sharing agreements are our primary source of funds to pay holding company expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will be the primary source of funds for our holding company following this offering. The payment of dividends by our subsidiaries to us is limited by statute. In general, these restrictions limit the aggregate amount of dividends or other distributions that our subsidiaries may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of James River Insurance, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, and dividends may be paid only out of James River Insurance's earned surplus. In North Carolina, the domiciliary state of Stonewood Insurance, this limitation is the lesser of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year. For Stonewood Insurance, pursuant to the dividend limitations under North Carolina law, we are not currently allowed to pay dividends without the prior permission of the North Carolina Department of Insurance. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts necessary to pay corporate expenses or meet other obligations. Subject to the foregoing, the maximum amount of dividends available to us from our insurance subsidiaries during 2005 without regulatory approval is $5.8 million.

Litigation and legal proceedings against our insurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition.

Our insurance subsidiaries have been named as defendants in various legal actions in the course of their insurance operations. Our subsidiaries have responded to the lawsuits, and we believe that there are meritorious defenses and intend to vigorously contest these claims. Adverse judgments in one or more of such lawsuits could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our financial results.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions and catastrophes can cause losses in a variety of our property/casualty lines and generally result in an increase in the number of claims filed as well as the amount of compensation sought by claimants. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on our results of operations, liquidity and financial condition. It is possible that losses could exceed our catastrophe reinsurance coverage.

Risks Related to This Offering

Applicable insurance laws and certain provisions in our amended and restated certificate of incorporation make it difficult to effect a change of control.

Under applicable Ohio and North Carolina insurance laws and regulations, no person may acquire control of our company unless that person has filed a statement containing specified information with both the Ohio Department of Insurance and North Carolina Department of Insurance and obtains advance approval for such acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting shares of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our common shares without obtaining advance approval would be in violation of Ohio and North Carolina insurance laws and may be subject to injunctive action enjoining the acquisition and the voting of such shares, and seizure of the shares, as well as other action as determined by the Director of the Ohio Department of Insurance and the Commissioner of the North Carolina Department of Insurance.

In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

Certain provisions of Delaware law and our certificate of incorporation as it will be amended and restated prior to the effectiveness of this offering make it more difficult to effect the acquisition of control of our company by means of a tender offer, open market purchase, proxy fight or otherwise. The provisions in our certificate of incorporation that will make it difficult to effect a change of control include the authority of our board of directors to issue series of preferred shares with such voting rights and other powers as the board of directors may determine and notice requirements in our by-laws relating to nominations to the board of directors and to the raising of business matters at stockholders' meetings. See "Description of Capital Stock."

Future sales of our common stock by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our common stock.

After giving effect to this offering, our existing stockholders will beneficially own       % of our outstanding common stock (approximately       % if the underwriters' over-allotment option is exercised

in full). Of these shares,       % are subject to lock-up agreements that prohibit the owners from disposing of our shares for 180 days after the date of this prospectus. See "Shares Eligible for Future Sale." We cannot predict what effect, if any, future sales of shares by these persons, their affiliates or our other stockholders, or the availability of shares for future sale, may have on the prevailing market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market by these persons, their affiliates or our other stockholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common stock. See "Shares Eligible for Future Sale." If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected, and it may be difficult for you to sell your shares at a time and price which you deem appropriate.

Our directors, executive officers and principal stockholders will own a large percentage of our common stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.

Our directors, executive officers and principal stockholders will beneficially own approximately     % of our outstanding common stock (after giving effect to the conversion of all of our outstanding convertible preferred stock, including shares representing accrued dividends and the exercise of all outstanding options and warrants as of                          , 2005) immediately following completion of this offering. Accordingly, these directors, executive officers and principal stockholders will have substantial influence, if they act as a group, over the election of directors and the outcome of other corporate actions requiring stockholder approval or may seek to arrange a sale of our company at a time or under conditions that are not favorable to our other stockholders. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit our other stockholders, if they act as a group. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Being a public company will increase our administrative costs and may add other burdens.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, rules implemented by the Securities and Exchange Commission and new listing requirements of the Nasdaq National Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

You will experience immediate and substantial dilution upon your purchase of our common stock.

Based on an assumed initial offering price of $              per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses we must pay in connection with this offering, our stockholders' equity per share as of                          , 2005, after giving effect to this offering and the conversion of all of our outstanding convertible preferred stock into common stock, would be $              . Accordingly, purchasers of our common stock through this offering will suffer immediate dilution in pro forma net tangible book value per share of $              . In the event that we issue additional shares of common stock in the future, including shares that may be issued upon exercise of options and other rights granted under our employee benefit plans, purchasers of our common stock in this offering may experience future dilution. See "Dilution."

We cannot assure you that a public market for our common stock will develop, and our share price may be volatile.

Prior to this offering, there has been no public market for our common stock, and we cannot provide you with any assurance that an active trading market will develop and continue upon the closing of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements. Forward-looking statements are derived from information that we currently have and assumptions that we make. Anticipated results may not be achieved, and actual results may differ materially, because of both known and unknown risks and uncertainties we face. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are identified by words such as "expect," "intend," "plan," "believe," "anticipate," "seek" and similar words of a future or forward-looking nature. These statements relate to, among other things:

•	statements relating to our business and growth strategies, including plans for generating underwriting profits and to opportunistically grow our business;

•	expectations regarding the payment of cash dividends;

•	anticipated estimated use of proceeds from this offering;

•	expectations regarding cash flows related to the regulatory approvals required to transact insurance business;

•	expectations regarding future results at Stonewood Insurance due to increases in premiums and claims activity;

•	expectations regarding the adequacy of our loss and loss adjustment expense reserves;

•	statements and assumptions under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook," including those relating to expected return on equity, growth of direct written premiums, market shares of our segments; adding underwriting divisions, cessions under our quota share reinsurance agreement and combined ratio;

•	belief that we are not exposed to any environmental liability claims other than those which we have specifically underwritten and priced as an environmental exposure;

•	belief that we can successfully underwrite workers' compensation accounts in the residential construction industry;

•	belief that there is not widespread pressure to lower prices in order to retain insurance business;

•	expectation that our data warehouse will prove to be a competitive advantage for us;

•	expectation that no material regulatory action will result due to our unusual IRIS ratios;

•	belief that we will be able to manage our capital actively in response to changing market conditions;

•	belief that provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws will discourage coercive takeover practices and inadequate takeover bids; and

•	any other statements or assumptions that are not historical facts.

Factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to, those described under "Risk Factors" and the following:

•	increased competition on the basis of pricing, coverage or other factors may affect financial performance;

•	the cyclical nature of our business may affect our financial performance;

•	developments in the financial or capital markets may adversely affect the performance of our investments or our ability to raise capital;

•	the loss of key personnel or the inability to recruit qualified personnel may adversely affect our ability to implement our business strategies;

•	changes in the availability, cost or quality of reinsurance or failure of our reinsurers to pay claims timely or at all may adversely affect our financial performance;

•	severe weather conditions and other catastrophes may result in greater frequency or severity of claims than our underwriting, reserving or investment practices anticipate;

•	the effects of war or terrorism could adversely affect our business;

•	changes in our relationships with the agencies and agents that distribute our products or our inability to recruit new agencies, brokers or agents may affect our ability to execute our business strategies;

•	changes in rating agency policies or practices could result in changes in the way we conduct our business that adversely affect our financial condition and results of operations;

•	a decline in our financial ratings may result in a reduction in new and renewal business;

•	changes in regulations or laws applicable to our insurance subsidiaries could hinder our ability to execute our business strategies or result in penalties or suspensions that adversely affect our financial condition and results of operations; and

•	changes in legal theories of liability under our insurance policies could adversely affect our financial position and results of operations.

The foregoing should not be considered an exhaustive list and should be read in conjunction with the other cautionary statements that are included in this prospectus. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus.

SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION

This prospectus includes certain statistical and other data with respect to us, our products and our industry, derived from publicly available reports and other publications of:

•	A.M. Best;

•	North Carolina Rate Bureau; and

•	National Council on Compensation Insurance, Inc.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $              million, based on an assumed initial public offering price of $              per share of common stock (the mid-point of the estimated range set forth on the cover page of this prospectus), and after deducting the underwriting discount and our estimated offering expenses of $              million. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $              million.

We intend to use the net proceeds from our sale of common shares in this offering to make contributions to the capital of our insurance subsidiaries and for other general corporate purposes, which may include potential acquisitions of companies in the specialty insurance business. We anticipate that we will contribute $60.0 to $65.0 million of the net proceeds to the capital of our insurance subsidiaries in 2005. We do not intend to use these proceeds to discontinue our quota share reinsurance agreement in 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook" for our future plans with respect to this agreement. We are not currently engaged in discussions regarding any potential acquisition.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We cannot assure you that we will declare and pay dividends in the future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements, business prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors our board of directors deems relevant. We currently intend to retain any future earnings to fund the development and growth of our business. For a discussion of our cash resources and needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiaries to pay dividends to us is subject to limits under insurance laws of the states in which our insurance subsidiaries are domiciled. Furthermore, dividends from our subsidiaries are limited to minimum capital requirements in state regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Regulation."

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2005:

•	on an actual basis; and

•	as adjusted to give effect to:

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus), after the deduction of the underwriting discount and our estimated offering expenses;

•	the conversion of all of the outstanding shares of Series A convertible preferred stock into 1,923,280 shares of our common stock immediately prior to the effectiveness of this offering, including shares representing accrued but unpaid dividends as of March 31, 2005;

•	the conversion of all of the outstanding shares of Series B convertible preferred stock into 7,837,160 shares of common stock immediately prior to the effectiveness of this offering, including shares representing accrued but unpaid dividends as of March 31, 2005;

•	a 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering;

•	repayment of $2.02 million of purchase money loans by the Company's directors, director affiliates and executive officers in April 2005; and

•	amendments to our amended and restated certificate of incorporation that we expect to effect prior to completion of this offering.

You should read this table in conjunction with the sections of this prospectus entitled "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	(unaudited)
	Actual	As Adjusted
	($ in thousands)
Debt:
Senior debt	$15,000		$15,000
Junior subordinated debt	22,681		22,681
Total debt	$37,681		$37,681
Stockholders' equity
Convertible preferred stock, $0.01 par value per share, 1,500,000 shares authorized; 5,000,000 shares – as adjusted:
Series A – stated value $100 per share; 85,000 shares authorized, issued and outstanding; no shares outstanding – as adjusted	8,439
Series B – stated value $100 per share; 713,500 shares authorized, issued and outstanding; no shares outstanding – as adjusted	71,117
Common stock, $0.01 par value per share, 2,000,000 shares authorized; 1 share issued and outstanding; 100,000,000 shares authorized and shares issued and outstanding – as adjusted	—
Paid in capital	—
Common stock warrants	524		524
Notes receivable from employees and directors	(2,565)		(545)
Retained earnings	7,895
Accumulated other comprehensive loss	(2,309)		(2,309)
Total stockholders' equity	83,101
Total capitalization	$120,782	$

The table above does not include:

•	shares that may be issued pursuant to the underwriters' over-allotment option;

•	88,585 shares that will be issued upon conversion of the issued and outstanding shares of Series A convertible preferred stock and Series B convertible preferred stock, representing accrued but unpaid dividends on our convertible preferred stock for the period from April 1, 2005 to May 31, 2005; and

•	1,694,090 shares that may be issued pursuant to the exercise of outstanding employee stock options, at a weighted average exercise price of $10.07 per share as of May 31, 2005.

DILUTION

Our net tangible book value — historical and net tangible book value per share — historical as of March 31, 2005 was approximately $78.9 million, prior to the effect of the 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering. Our pro forma net tangible book value as of March 31, 2005 was approximately $             , or $       per share of common stock, based on        shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, including shares representing accrued dividends, immediately prior to the effectiveness of this offering and the 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering. Pro forma net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the sale of        shares of common stock offered by us at an assumed initial public offering price of $              per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and offering expenses, our pro forma adjusted net tangible book value as of March 31, 2005 would have been $          million, or $        per share. This represents an immediate increase in the net tangible book value of $       per share to existing stockholders, and an immediate dilution of $       per share to new investors. The following table illustrates the per share dilution:

Net tangible book value per share as of March 31, 2005 — historical		$78,917,634.00
Pro forma net tangible book value per share as of March 31, 2005 Increase per share attributable to new investors
Adjusted pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

The following table summarizes, as of March 31, 2005, the difference between the number of shares of common stock purchased from us (including shares issuable upon conversion of all outstanding shares of our convertible preferred stock into common stock, including shares representing accrued dividends), the total consideration paid to us and the average price per share paid by the existing stockholders and by the new investors, at an assumed initial public offering price of $       per share (the mid-point of the range set forth on the cover page of this prospectus) before the deduction of the estimated underwriting discount and offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
		%	$	%	$
Existing stockholders
New investors
Total		100%	$	100%	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected historical consolidated financial and other data set forth below as of and for the three months ended March 31, 2005 and 2004 are derived from our unaudited condensed consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited condensed consolidated financial data presented in the table below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.

The selected historical consolidated financial and other data set forth below as of and for the years ended December 31, 2004 and December 31, 2003, as of December 31, 2002 and for the period from September 25, 2002 (inception) through December 31, 2002 are derived from our consolidated financial statements audited by Ernst & Young LLP, Independent Registered Public Accounting Firm.

These historical results are not necessarily indicative of results to be expected from any future period. You should read the information provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	Period from September 25, 2002 (Inception) Through December 31, 2002
	(Unaudited)
Operating Data:	($ in thousands, except for share data)
Direct written premiums (1)	$47,020	$23,938	$142,539	$36,764	$—
Net written premiums (2)	30,990	17,714	120,178	27,425	—
Net earned premiums	24,832	9,255	75,763	5,087	—
Net investment income	1,745	588	3,626	407	2
Net realized investment losses	(25)	—	(71)	—	—
Total revenues	26,597	9,872	79,462	5,550	2
Losses and loss adjustment expenses	13,394	5,853	47,588	3,372	—
Other operating expenses	5,693	3,438	20,690	6,842	280
Interest expense	588	—	793	—	—
Compensation expense on common stock warrant issuance	—	—	—	524	—
Total expenses	19,675	9,291	69,071	10,738	280
Income (loss) before tax	6,922	581	10,391	(5,188)	(278)
Income taxes	2,316	—	1,636	—	—
Net income (loss)	$4,606	$581	$8,755	$(5,188)	$(278)
Comprehensive income (loss)	$2,406	$1,557	$8,946	$(5,488)	$(278)

Balance Sheet Data:
Cash and cash equivalents and investments	$220,318		$195,231	$79,324	$6,783
Reinsurance recoverables on unpaid losses	27,253		15,200	14,234	—
Total assets	305,783		266,948	123,561	6,823
Reserve for losses and loss adjustment expenses	84,374		62,243	17,417	—
Senior debt	15,000		15,000	—	—
Junior subordinated debt	22,681		22,681	—	—
Total stockholders' equity	83,101		80,695	70,396	(278)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	Period from September 25, 2002 (Inception) Through December 31, 2002
	(Unaudited)
Operating Data:	($ in thousands, except for share data)
Earnings (Loss) per Share:
Basic – historical	$3,424,852.00	$(589,653.00)	$3,991,672.00	$(7,381,060.00)	$(278,102.00)
Diluted – historical	$4.55	$(589,653.00)	$9.28	$(7,381,060.00)	$(278,102.00)
Diluted – as adjusted (3)	$0.46	$(58,965.30)	$0.93
Weighted average shares outstanding – basic – historical	1	1	1	1	1
Weighted average shares outstanding – diluted – historical	1,011,323	1	943,330	1	1
Weighted average shares outstanding – diluted – as adjusted (3)	10,113,230	10	9,433,300

GAAP Underwriting Ratios:
Loss ratio (4)	53.9%	63.2%	62.8%	66.3%	—
Expense ratio (5)	22.9%	37.1%	27.3%	134.5%	—
Combined ratio (6)	76.9%	100.4%	90.1%	200.8%	—

Other Data:
Return on average stockholders' equity (7)	22.5%	3.3%	11.6%	(14.8%)	(200.0%)
Debt to total capitalization ratio (8)	31.2%	—	31.8%	—	—
Statutory capital and surplus	$86,177	$57,358	$79,378	$58,183	—
Net written premiums to surplus ratio (9)	1.44	1.24	1.51	0.47	—

(1)	The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(2)	Net written premiums are direct written premiums less the portion of direct written premiums ceded to (reinsured by) other insurers, which we refer to as ceded written premiums.

(3)	Earnings (loss) per share — diluted — as adjusted and earnings (loss) per share — weighted average shares outstanding — diluted — as adjusted give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, including shares representing accrued but unpaid dividends on our convertible preferred stock through the respective balance sheet date presented and reflect a 10 for 1 split of our common stock, each of which will occur after the effectiveness of the Registration Statement of which this prospectus forms a part. Upon the conversion of the preferred stock, the only significant difference between basic and dilluted earnings per share will relate to the treatment of warrants and options.

(4)	The loss ratio is the ratio, expressed as a percentage, of losses and loss expenses to net earned premiums, net of the effects of reinsurance.

(5)	The expense ratio is the ratio, expressed as a percentage, of other operating expenses to net earned premiums.

(6)	The combined ratio is the sum of the loss ratio and the expense ratio.

(7)	Return on average stockholders' equity is the ratio, expressed as a percentage, of net income (loss) to the average of the beginning of period and end of period total stockholders' equity. The calculations for the three months ended March 31, 2005 and 2004 use annualized net income as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

(8)	The debt to total capitalization ratio is the ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and stockholders' equity.

(9)	The net written premiums to surplus ratio is the ratio of net written premiums to statutory-basis capital and surplus. We believe this measure is useful in evaluating our insurance subsidiaries' operating leverage. It may not be comparable to the definition of net written premiums to surplus ratio for other companies. The calculations for the three months ended March 31, 2005 and 2004 use annualized net written premiums as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" beginning on page 9 and elsewhere in this prospectus that could cause actual results to differ materially from those expressed in, or implied by, those forward-looking statements. See "Forward-Looking Statements".

Overview

James River Group, Inc. is a holding company that owns and manages property/casualty insurance companies focused on specialty insurance niches. We were organized in September 2002. We seek to earn a profit from underwriting. This means that we intend for the premiums we earn in any period to be sufficient to pay all of the losses and loss adjustment expenses we incur during the period as well as all of the expenses associated with our operations. Our insurance companies individually underwrite each risk that we issue a policy for, and our companies do not grant any underwriting authority to our insurance agents and brokers.

Our consolidated results include the results for our holding company and five wholly-owned subsidiaries:

James River Insurance Company (formerly Fidelity Excess and Surplus Insurance Company) underwrites property/casualty insurance on an excess and surplus lines basis in 48 states and the District of Columbia. James River Insurance sells its policies through a network of independent wholesale and retail brokers throughout the United States.

James River Management Company, Inc. employs professionals with experience operating a property/casualty insurance company writing business on an excess and surplus basis to manage James River Insurance.

Stonewood Insurance Company underwrites workers' compensation insurance for the construction industry in North Carolina. Stonewood Insurance was licensed to write insurance in North Carolina in November 2003, and its first insurance policies were written effective January 1, 2004. Stonewood Insurance sells its policies through a retail network of independent insurance agencies.

Stonewood Insurance Management Company, Inc. employs professionals with experience operating a workers' compensation insurance company to manage Stonewood Insurance.

Potomac Risk Services, Inc. was formed in 2004 to provide surplus lines brokerage services. Potomac had no operating activities in 2004 or in the first quarter of 2005.

A summary of quarterly operating results and financial position is presented below, starting with July 1, 2003, the date we commenced insurance operations:

	As of or for the Three Months Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
	($ in thousands)
Direct written premiums	$47,020	$50,447	$38,511	$29,643	$23,938	$25,097	$11,667
Net written premiums	30,990	42,373	34,977	25,114	17,714	18,839	8,586
Net earned premiums	24,832	28,314	22,113	16,081	9,255	4,164	923
Income (loss) before tax	6,922	4,964	2,899	1,947	581	(1,243)	(1,541)
Net income (loss)	4,606	3,259	2,968	1,947	581	(1,243)	(1,541)

Loss ratio	53.9%	59.3%	65.5%	65.0%	63.2%	67.7%	60.0%
Expense ratio	22.9%	26.0%	24.9%	27.3%	37.1%	55.0%	226.7%
Combined ratio	76.9%	85.3%	90.4%	92.4%	100.4%	122.7%	286.7%

Total stockholders' equity	$83,101	$80,695	$77,687	$72,480	$71,963	$70,396	$51,352

The table shows an increase in our net income and stockholders' equity and a reduction in our combined ratio for each quarter over the period shown. Our combined ratios declined over the period shown principally because of reductions in our expense ratios. The expense ratios declined primarily due to the fact that the infrastructure that we built to process our insurance business in 2003 and early 2004 allowed us to increase production throughout 2004 and the first quarter of 2005 without experiencing a proportional increase in expenses.

Our loss ratio improved for the three months ended March 31, 2005 primarily due to $2.3 million of favorable loss and loss adjustment expense reserve development that we experienced for the quarter. The majority of this favorable reserve development, approximately $1.7 million, was reported on James River Insurance's property lines related to the 2004 accident year. This favorable development on the property lines resulted from reductions in our estimates of incurred but not reported losses and loss adjustment expenses. Excluding the effects of the $2.3 million of favorable reserve development from our results, our loss ratio for the three months ended March 31, 2005 was 63.3%.

We entered into a quota share reinsurance contract effective January 1, 2005 that transfers a portion of the risk related to certain property/casualty business written by James River Insurance in 2005 to reinsurers in exchange for a portion of our direct written premiums on those lines of business. Under terms of the agreement, James River Insurance cedes a portion of its other liability occurrence and primary property business, which includes business written by the General Casualty, Manufacturers and Contractors and Primary Property divisions. By transferring risk to the reinsurers, we also reduced the amount of capital required to support the insurance operations of James River Insurance. The effects of this quota share reinsurance contract on our results for the three months ended March 31, 2005 were as follows:

	Actual Results as Reported	Effects of Quota Share Reinsurance Contract	Results Excluding the Effects of Quota Share Reinsurance Contract
	($ in thousands)
Direct written premiums	$47,020	$—	$47,020
Net written premiums	30,990	(7,596)	38,586
Net earned premiums	24,832	(7,596)	32,428
Net income	4,606	(281)	4,887
Loss ratio	53.9%	69.1%	57.5%
Expense ratio	22.9%	25.3%	23.5%
Combined ratio	76.9%	94.4%	81.0%

James River Insurance receives a ceding commission equal to 25% of ceded earned premium and pays a reinsurer margin equal to 4.5% of ceded earned premium. The ceding commission cannot be reduced, although under certain circumstances, based on underwriting results, James River Insurance is entitled to an additional profit contingent commission up to an amount equal to all of the reinsurer's profits above the margin. James River Insurance maintains a funds-held account which is credited interest at a fixed rate of 3.75% annually. The funds-held account balance is recorded as a liability on our balance sheet, and at March 31, 2005 the balance of the account was $5.2 million. Assets supporting the funds-held liability are not segregated or restricted. The contract has a loss ratio cap of 115%, which means that we cannot cede any losses in excess of a 115% loss ratio to the reinsurer.

During 2004, our agency network grew significantly. James River Insurance added two new underwriting divisions, and Stonewood Insurance initiated its insurance operations. The addition of renewal premiums at James River Insurance starting July 1, 2004 as the first policies issued July 1, 2003 came up for renewal contributed to the growth in direct written premiums, net written premiums and net earned premiums in the quarters ended September 30, 2004 and December 31, 2004.

We issued 13,500 shares of Series B convertible preferred stock during the second quarter of 2004, with proceeds of $1.3 million.

We issued 200,000 shares of Series B convertible preferred stock during the fourth quarter of 2003, with proceeds, net of notes receivable from employees and directors, of $19.7 million. This transaction was the primary reason for the increase in stockholders' equity from September 30, 2003 to December 31, 2003.

Critical Accounting Policies

We have identified the accounting policies below as critical to the understanding of our results of operations and financial position. We use significant judgments and estimates concerning future results and developments in applying these accounting policies and in preparing our financial statements. Actual results may differ from these estimates. We evaluate our estimates on a continual basis using information that we believe to be relevant. For a detailed discussion of our significant accounting policies, see Note 1 to the 2004 audited consolidated financial statements included in this prospectus.

Reserve for Losses and Loss Adjustment Expenses

The reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount the reserve for losses and loss adjustment expenses. We estimate the reserve for losses and loss adjustment expenses using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. Those estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. As a relatively new company, our historical loss experience is limited. We utilize two primary actuarial methods to arrive at our loss reserve estimates for each line of business. One of the primary methods, the incurred Bornhuetter-Ferguson method, utilizes our initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns for losses based on industry data and our actual reported losses and loss adjustment expenses to estimate the reserve. The other primary method, the loss ratio method, estimates the reserve by applying an expected loss ratio to net earned premiums by line of business. We did not change our actuarial methods during the three months ended March 31, 2005. We have generally selected the method that yields the highest reserve for each line of business in calculating the aggregate reserve for losses and loss adjustment expenses at March 31, 2005. The estimated net reserve at March 31, 2005 using the incurred Bornhuetter-Ferguson method was $48.2 million, and the estimated net reserve at March 31, 2005 using the loss ratio method was $55.6 million. Each of these reserve estimates are individual point estimates and do not constitute an actuarial range. Given that our insurance companies have limited historical experience, that losses on our casualty business often take a number of years to develop and that we write difficult classes of business which typically do not meet the risk criteria of standard carriers, we believe that we do not have sufficient evidence at this time to conclude that our ultimate loss ratios will be significantly better than our expected loss ratios. We believe that generally selecting the higher of our two primary methods by line of business as the basis for our best reserve estimates at this early stage in our history is appropriate because more evidence is needed before we can reasonably conclude that our loss ratios will be significantly better than our expectations.

Incurred but not reported, commonly referred to as IBNR, reserve estimates are inherently less precise than case reserve estimates. A 5% change in net IBNR reserves at March 31, 2005 would equate to a $2.5 million change in the reserve for losses and loss adjustment expenses, which we sometimes refer to as LAE, a $1.6 million change in net income and a 1.9% change in stockholders' equity at March 31, 2005. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting patterns for losses could differ from the expected reporting patterns based on industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as necessary as experience develops or new information becomes known to us. Such adjustments are included in current operations.

Losses and loss adjustment expenses for 2004 reflect $156,000 of favorable development on the reserve for losses and loss adjustment expenses at December 31, 2003. Losses and loss adjustment expenses for the three months ended March 31, 2005 reflect $2.3 million of favorable development on the reserve for losses and loss adjustment expenses at December 31, 2004. The majority of this favorable development, approximately $1.7 million, was reported for James River Insurance's property lines and related to the 2004 accident year. Losses and loss adjustment expenses for the three months ended March 31, 2004 reflect $93,000 of favorable development on the reserve for losses and loss adjustment expenses at December 31, 2003.

Investments

We evaluate our investments regularly to determine whether there are declines in value that are other-than-temporary. When we determine that a security has experienced an other-than-temporary impairment, the impairment is recognized as a realized investment loss. We consider a number of factors in assessing whether an impairment is other-than-temporary, including the amount and percentage that fair value is below amortized cost, the length of time that fair value has been below amortized cost and the credit quality ratings for the securities, with a special emphasis on securities downgraded below investment grade.

We carry securities classified as "available-for-sale" at fair value and unrealized gains and losses on such securities, net of deferred taxes, are reported as a separate component of accumulated other comprehensive income. We do not have any securities classified as "held-to-maturity" or "trading."

We report short-term investments at cost. Short-term investments include investments both readily convertible to known amounts of cash and having maturities of 12 months or less upon our acquisition of the investment.

Income Taxes

We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. Our assessment includes consideration of the amount of taxable income generated since we were formed in 2002, trends in earnings and future expectations. Income tax expense for 2004 reflects a reduction in the deferred tax valuation allowance of $1.9 million.

The effective tax rate for the three months ended March 31, 2005 is 33.5%. Income tax expense for the three months ended March 31, 2005 differs from the amount computed by applying the Federal statutory income tax rate to income before income taxes primarily due to interest on tax-advantaged state and municipal securities. There was no income tax expense for the three months ended March 31, 2004 because taxable income for the quarter was fully offset by net operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to our taxable income in the years in which temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases are expected to be recovered or settled.

Reinsurance

Some of the reinsurance treaties of James River Insurance contain retrospective experience rated provisions in which the cost of reinsurance purchased by James River Insurance or the amount of ceding commission James River Insurance receives from its reinsurers varies based on the level of incurred losses ceded to the reinsurers, subject to a maximum and a minimum specified in the reinsurance contract. We estimate the ultimate loss experience in determining the amounts to record in the financial statements for premiums ceded to reinsurers and ceding commissions earned by James River Insurance. As loss experience develops, we adjust the ceded premium rates and ceding commission rates to reflect the loss experience. Although we believe that our estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. We continually review our estimates and adjust them as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The impact of these adjustments in 2004 was to increase net earned premiums for 2004 by $484,000 for the true-up of premiums earned in 2003 and to increase losses and loss adjustment expenses by approximately $290,000. There were no adjustments to our assumptions related to retrospective experience rated reinsurance provisions for the three month periods ended March 31, 2005 and 2004.

Reinsurance premiums, commissions, losses and loss adjustment expenses on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets. Other amounts payable to reinsurers or receivable from reinsurers are netted where the right of offset exists.

We receive ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of other operating expenses.

Intangible Insurance Assets

We possess intangible insurance assets with an indefinite life. Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, prescribes that an intangible asset with an indefinite useful life should not be amortized but instead should be tested for impairment on at least an annual basis, based on a comparison of its fair value and its carrying value. In performing the impairment evaluation for these intangible assets, we first determine that the intangible assets purchased continue to have an indefinite life. Next, we determine the fair value of the intangible assets and compare this fair value to the carrying value. If the carrying value exceeds the fair value, we recognize an impairment writedown to fair value on the intangible asset, and the impairment is reported through earnings. We have had no such impairment writedowns for the years ended December 31, 2004 and December 31, 2003 or for the three month periods ended March 31, 2005 and 2004.

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of our other significant accounting policies.

Acquisition Summary

On June 30, 2003, we acquired Fidelity Excess and Surplus Insurance Company (Fidelity), which we renamed James River Insurance Company, from American Empire Surplus Lines Insurance Company (American Empire), a member of the American Financial Group. The purchase price totaled $28.9 million, including $84,000 of acquisition expenses.

Our goal in making this acquisition was to acquire a company having regulatory approvals to write business on an excess and surplus lines basis in as many states as possible. With the purchase of Fidelity, we acquired surplus lines approval in 40 states and the District of Columbia and insurance licenses in four states. We recorded intangible insurance assets of $4.2 million in connection with the purchase. The intangible insurance assets arise from regulatory approvals granted by the various state insurance departments to write insurance business on an excess and surplus lines basis in their states. Once these regulatory approvals are granted, we can routinely renew them at little cost provided that we have complied with rules and regulations. We expect cash flows related to the regulatory approvals to transact insurance business to continue indefinitely, so we have concluded that these intangible assets have indefinite lives.

At the time of our acquisition of Fidelity, Fidelity had a reinsurance agreement with its parent, American Empire. Under this reinsurance agreement, Fidelity ceded all of its liabilities on all insurance business it wrote or assumed through June 30, 2003 to American Empire. American Empire and Fidelity also entered into a trust agreement under which American Empire established a trust account with Fidelity as the beneficiary. Under the trust agreement, American Empire must maintain assets with a current fair value greater than or equal to the ultimate net aggregate losses recoverable under the reinsurance agreement. At March 31, 2005 and December 31, 2004, we had $2.8 million and $2.6 million, respectively, of reinsurance recoverables from American Empire related to the reinsurance agreement. Cessions under the reinsurance agreement are net of third party reinsurance. As of March 31, 2005 and December 31, 2004, there were $2.3 million and $1.9 million, respectively, of recoverables from third party reinsurers associated with the business that Fidelity wrote before we acquired it. In the event that these third party reinsurers default on their obligations, the recoverables would become subject to our reinsurance agreement with American Empire and, accordingly, American Empire will indemnify us for any such uncollectible third party reinsurance recoverables. At March 31, 2005 and December 31, 2004, trust assets had a fair value of $7.6 million and $7.7 million, respectively, which exceeded the ultimate net aggregate losses recoverable under the reinsurance agreement as required by the trust agreement. The trust assets are limited to cash and investments permitted by Ohio insurance laws. None of the trust assets can be in capital stock or in fixed income securities that are below investment grade. As additional security, Great American Insurance Company, an affiliate of American Empire, has irrevocably and unconditionally guaranteed the performance by American Empire of all of its obligations under the reinsurance agreement and trust agreement. Great American Insurance Company and American Empire have financial strength ratings of "A" (Excellent) from A.M. Best. We remain liable for the liabilities ceded under the reinsurance agreement in the event that the trust assets are insufficient to cover the ultimate net aggregate losses recoverable under the reinsurance agreement and American Empire and Great American Insurance Company default on their respective obligations.

Results of Operations

Net income was $4,6 million for the three months ended March 31, 2005 and $581,000 for the three months ended March 31, 2004. Net income for 2004 totaled $8.8 million compared to a net loss of $5.2 million for 2003 and a net loss of $278,000 for the period from September 25, 2002 (inception) through December 31, 2002. Prior to the third quarter of 2003, we were a development stage company with no insurance operations.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

The following table summarizes our results for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,		Percentage Change
	2005	2004
	($ in thousands)
Direct written premiums	$47,020	$23,938	96.4%
Net written premiums	$30,990	$17,714	74.9%
Net earned premiums	$24,832	$9,255	168%
Net investment income	1,745	588	197%
Realized investment losses	(25)	—	—
Other income	45	29	55.2%
Total revenues	26,597	9,872	169%
Losses and loss adjustment expenses	13,394	5,853	129%
Other operating expenses	5,693	3,438	65.6%
Interest expense	588	—	—
Total expenses	19,675	9,291	112%
Income before taxes	6,922	581	1,091%
Income tax expense	2,316	—	—
Net income	$4,606	$581	693%

Direct written premiums increased 96.4% from $23.9 million for the three months ended March 31, 2004 to $47.0 million for the three months ended March 31, 2005. Growth in the broker network at James River Insurance and the agency network at Stonewood Insurance were key drivers for the increase in direct written premiums. James River Insurance produced $41.8 million of direct written premiums in the three months ended March 31, 2005 compared to $23.2 million in the three months ended March 31, 2004. Because James River Insurance wrote its first insurance policy effective July 1, 2003, results for the three months ended March 31, 2004 did not include any renewal premiums, while direct written premiums for the three months ended March 31, 2005 include $11.9 million of renewal premiums. Stonewood Insurance produced $5.3 million of direct written premiums in the three months ended March 31, 2005 compared to $705,000 in the three months ended March 31, 2004. Because Stonewood Insurance wrote its first insurance policy effective January 1, 2004, results for the three months ended March 31, 2004 did not include any renewal premiums, while direct written premiums for the three months ended March 31, 2005 included renewal premiums. Stonewood Insurance did not receive its "A−" (Excellent) rating from A.M. Best until April 2004, and the lack of a rating in the first quarter of 2004 limited direct written premium production in that quarter.

Net written premiums were $31.0 million for the three months ended March 31, 2005, a 74.9% increase compared to $17.7 million for the three months ended March 31, 2004. The written premium ceding ratio (ratio of ceded written premiums to direct written premiums) increased to 34.1% for the three months ended March 31, 2005 from 26.0% for the three months ended March 31, 2004. Net written premiums grew by a smaller percentage than direct written premiums because we entered into a quota share reinsurance contract effective January 1, 2005 that transfers a portion of the risk related to certain lines of business to reinsurers in exchange for a portion of our direct written premiums on those lines of business. Ceded written premiums related to this quota share treaty for the three months ended March 31, 2005 totaled $7.6 million. The effects of this quota share contract on our written premium ceding ratio for the three months ended March 31, 2005 were partially offset by the reduction in the written premium ceding ratio resulting from our decision to increase the amount of risk we retain before reinsurance on the primary casualty policies sold by James River Insurance from $405,000 to $1.0 million per risk effective July 1, 2004.

Net earned premiums grew 168% from $9.3 million for the three months ended March 31, 2004 to $24.8 million for the three months ended March 31, 2005. Premiums are earned ratably over the terms of our insurance policies, generally 12 months. We commenced our insurance operations on July 1, 2003. As a result, our net earned premiums for the three months ended March 31, 2004 were low relative to our net written premiums in that quarter, because premiums earned in that quarter were only a ratable portion of business written in the nine-month period from the inception of our insurance operations through March 31, 2004. In contrast, net earned premiums for the three months ended March 31, 2005 were a ratable portion of business written in the twelve-month period from April 1, 2004 through March 31, 2005.

Net investment income for the three months ended March 31, 2005 was $1.7 million, up 197% from $588,000 for the three months ended March 31, 2004, reflecting the significant growth in our cash and invested assets from $96.3 million at March 31, 2004 to $220.3 million at March 31, 2005. The growth in our cash and invested assets came from net written premiums and our offerings of debt and equity securities. The annualized gross investment yield (before investment expenses) on average cash and invested assets for the three months ended March 31, 2005 was 3.7%. The annualized gross investment yield on our average fixed maturity security balance for the three months ended March 31, 2005 was 3.9%. We significantly increased our holdings of tax-advantaged state and municipal fixed maturity securities in 2004. We believe that after considering their tax-advantaged characteristics, these state and municipal securities represent a good value relative to other market segments. Our annualized tax equivalent yield on our average fixed maturity security balance was 4.3% for the three months ended March 31, 2005. The annualized gross investment yield on average cash and invested assets for the three months ended March 31, 2004 was 3.0%.

The largest component of other income for the three months ended March 31, 2005 and 2004 was the interest we earned on notes receivable from employees and directors. The notes have an annual interest rate of 4.5%. Interest on the notes was $29,000 in both the three months ended March 31, 2005 and the three months ended March 31, 2004. In April 2005, the notes receivable from our executive officers and directors totaling $2.0 million were paid off by the borrowers, leaving $545,000 of notes receivable from our employees who are not executive officers.

Realized investment losses were $25,000 in the three months ended March 31, 2005. There were no realized gains or losses in the three months ended March 31, 2004.

Losses and LAE totaled $13.4 million for the three months ended March 31, 2005 representing a 129% increase compared to losses and LAE of $5.9 million for the three months ended March 31, 2004. The loss ratio improved to 53.9% for the three months ended March 31, 2005 from 63.2% for the three months ended March 31, 2004. Our loss ratio for the three months ended March 31, 2005 benefited from $2.3 million of favorable loss and loss adjustment expense reserve development that our insurance subsidiaries experienced in the quarter. The loss ratio for the three months ended March 31, 2005 excluding the effects of this favorable development was 63.3%.

A rollforward of the reserve for losses and LAE, net of reinsurance, is presented below:

	Three Months Ended March 31,
	2005	2004
	(in thousands)
Reserve for losses and LAE net of reinsurance recoverables at beginning of period	$47,043	$3,183
Add: Incurred losses and LAE net of reinsurance:
Current year	15,711	5,946
Prior years	(2,317)	(93)
Total incurred losses and LAE	13,394	5,853
Deduct: Loss and LAE payments net of reinsurance:
Current year	1,039	365
Prior years	2,277	228
Total loss and LAE payments	3,316	593
Reserve for losses and LAE net of reinsurance recoverables at end of period	57,121	8,443
Add: Reinsurance recoverables on unpaid losses and LAE at end of period	27,253	13,167
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE at end of period	$84,374	$21,610

The foregoing reconciliation shows a $2.3 million redundancy developed in the three months ended March 31, 2005 on the reserve for losses and LAE held at December 31, 2004. Of this favorable development, $1.7 million occurred in the James River Insurance property lines for the 2004 accident year. Also, a $93,000 redundancy developed in the three months ended March 31, 2004 on the reserve for losses and LAE held at December 31, 2003.

An analysis of the gross reserve and the net reserve for losses and LAE by major line of business at March 31, 2005 is presented below:

Gross Reserve for Losses and LAE	Case Reserves	IBNR Reserves	Total Reserves
	(in thousands)
Excess and Surplus Insurance Casualty Lines	$14,259	$60,116	$74,375
Excess and Surplus Insurance Property Lines	530	4,390	4,920
Workers' Compensation Insurance	1,307	3,772	5,079
Total	$16,096	$68,278	$84,374

Net Reserve for Losses and LAE	Case Reserves	IBNR Reserves	Total Reserves
	(in thousands)
Excess and Surplus Insurance Casualty Lines	$5,992	$44,846	$50,838
Excess and Surplus Insurance Property Lines	318	1,586	1,904
Workers' Compensation Insurance	1,307	3,072	4,379
Total	$7,617	$49,504	$57,121

We have not provided insurance coverage that could reasonably be expected to produce material levels of asbestos claims activity. In addition, we believe we are not exposed to any environmental liability claims other than those which we have specifically underwritten and priced as an environmental exposure. No environmental or asbestos claims have been reported on insurance coverages effective July 1, 2003 or later. Any asbestos or environmental exposure on policies issued by Fidelity prior to July 1, 2003 are subject to the reinsurance agreement and the trust agreement with American Empire. At this time, we are not aware of any emerging trends that may result in material future reserve adjustments.

Net losses paid during the three months ended March 31, 2005 totaled $1.8 million, while net loss adjustment expenses paid totaled $1.5 million, for total net losses and loss adjustment expenses paid of $3.3 million. Net losses paid during the three months ended March 31, 2004 totaled $219,000 and net loss adjustment expenses paid totaled $374,000, for total paid net losses and loss adjustment expenses of $593,000. The increase in net losses and loss adjustment expenses paid is consistent with the significant growth in our insurance operations.

Other operating expenses for the three months ended March 31, 2005 totaled $5.7 million, up 65.6% from other operating expenses incurred during the three months ended March 31, 2004 of $3.4 million. Other operating expenses for the three months ended March 31, 2005 consisted of commissions and other underwriting expenses (net of deferred policy acquisition costs) of $1.6 million, amortization of deferred policy acquisition costs of $3.7 million and other costs of $398,000. A portion of the costs of acquiring insurance business, principally commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business, is deferred. For the three months ended March 31, 2005, $5.0 million of costs were deferred, $2.8 million of which related to commissions and $2.2 million of which related to other acquisition expenses. Deferred policy acquisition costs are charged to other operating expenses in proportion to premiums earned over the estimated policy term, generally 12 months. The expense ratio, which is the ratio, expressed as a percentage, of other operating expenses to net earned premiums, was 22.9% for three months ended March 31, 2005 compared to the expense ratio of 37.1% for the three months ended March 31, 2004. Our expense ratio for the three months ended March 31, 2004 was negatively impacted by the 270.1% expense ratio for our Workers' Compensation Insurance segment in Stonewood Insurance's first quarter of insurance operations.

Interest expense totaled $588,000 for the three months ended March 31, 2005. Interest expense related to $15.0 million of senior notes and $22.7 million of junior subordinated notes that we issued in May and December of 2004. There was no interest expense for the three months ended March 31, 2004.

The effective tax rate for the three months ended March 31, 2005 is 33.5%. Income tax expense for the three months ended March 31, 2005 differs from the amount computed by applying the Federal statutory income tax rate to income before income taxes primarily due to interest on tax-advantaged state and municipal securities. There was no income tax expense for the three months ended March 31, 2004 because taxable income for the quarter was fully offset by net operating loss carryforwards.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table summarizes our results for the years ended December 31, 2004 and 2003:

	Year Ended December 31,		Percentage Change
	2004	2003
	($ in thousands)
Direct written premiums	$142,539	$36,764	288%

Net written premiums	$120,178	$27,425	338%

Net earned premiums	$75,763	$5,087	1,389%
Net investment income	3,626	407	791%
Realized investment losses	(71)	—	—
Other income	144	56	157%
Total revenues	79,462	5,550	1,332%

Losses and loss adjustment expenses	47,588	3,372	1,311%
Other operating expenses	20,690	6,842	202%
Interest expense	793	—	—
Compensation expense on common stock warrant issuance	—	524	(100%)
Total expenses	69,071	10,738	543%
Income (loss) before taxes	10,391	(5,188)	—
Income tax expense	1,636	—	—
Net income (loss)	$8,755	$(5,188)	—

Direct written premiums increased 288% from $36.8 million in 2003 to $142.5 million in 2004. Since James River Insurance wrote its first insurance policy effective July 1, 2003 and Stonewood Insurance wrote its first insurance policy effective January 1, 2004, our 2004 results reflect a full year of insurance operations for both of our insurance subsidiaries, while 2003 results reflect only six months of James River Insurance operations. Our 2003 results do not include any revenues from Stonewood Insurance but our expenses in 2003 do include start-up costs associated with Stonewood Insurance. Growth in our agency network and the addition of new underwriting divisions at James River Insurance also contributed to our growth in 2004.

Net written premiums were $120.2 million in 2004, a 338% increase compared to $27.4 million in 2003. Net written premiums grew from 2003 by a larger percentage than direct written premiums grew because we purchased less reinsurance in 2004 than in 2003. The written premium ceding ratio (ratio of ceded written premiums to direct written premiums) declined to 15.7% for 2004 from 25.4% for 2003. This was primarily the result of our decision to increase the amount of risk we retain before reinsurance on our primary casualty policies sold by James River Insurance from $405,000 to $1.0 million effective July 1, 2004. Also contributing to the decline in the written premium ceding ratio were lower overall reinsurance costs in 2004 compared to 2003; the addition of Stonewood Insurance operations in 2004, since the written premium ceding ratio at Stonewood Insurance of 15.6% for 2004 is below the 25.4% ratio we experienced for our company as a whole in 2003; and an adjustment to the estimated ceding rate on one of our retrospective experience rated reinsurance treaties.

Net earned premiums grew 1,389% from $5.1 million in 2003 to $75.8 million in 2004. Premiums are earned ratably over the terms of our insurance policies, generally 12 months. As a result, net earned premiums in our first six months of insurance operations in 2003 were very low relative to our net written premiums in that period, because premiums earned in 2003 were only a ratable portion of business written in the last six months of that year with no benefit from business written in prior periods.

Net investment income for 2004 was $3.6 million, up 791% from $407,000 in 2003, reflecting the significant growth in our cash and invested assets from $79.3 million at December 31, 2003 to $195.2 million at December 31, 2004. The growth in our cash and invested assets came from net premiums written and our offerings of debt and equity securities. The gross investment yield (before investment expenses) on average cash and invested assets for 2004 was 3.1%. The gross investment yield on our average fixed maturity security balance in 2004 was 3.5%. We significantly increased our holdings of tax-advantaged state and municipal fixed maturity securities in 2004. We believe that after considering their tax-advantaged characteristics, these state and municipal securities represent a good value relative to other market segments. Our tax equivalent yield on our average fixed maturity security balance was 3.6% for 2004. The gross investment yield on average cash and invested assets for 2003 was 1.3%. The low investment yield in 2003 reflected the low interest rate environment in that period, particularly on short-term investments. The majority of our assets were invested in short-term investments during 2003. We hired investment managers to invest our available funds in high-quality fixed maturity securities in the fourth quarter of 2003, but because these fixed maturity securities were purchased late in the year, they had a minimal impact on our investment yield for the year.

The largest component of other income in 2004 and 2003 was the interest we earned on notes receivable from employees and directors. The notes have an annual interest rate of 4.5%. Interest on the notes was $117,000 in 2004 and $55,000 in 2003. The increase in 2004 was due to the fact that the notes were outstanding for the entire year in 2004 but for only a portion of 2003. In April 2005, the notes receivable from our executive officers and directors totaling $2.0 million were paid off by the borrowers, leaving $545,000 of notes receivable from our employees who are not executive officers.

Realized investment losses were $71,000 in 2004. We believe that the sales that generated these losses resulted in improved positioning of our portfolio and improved credit quality. There were no realized gains or losses in 2003.

Losses and LAE totaled $47.6 million for 2004 representing a 1,311% increase compared to losses and LAE of $3.4 million for 2003. The loss ratio improved to 62.8% in 2004 from 66.3% in 2003. Our loss ratio in 2003 was negatively impacted by fixed costs related to claims administration expenses that were high relative to our low volume of claims activity during the first six months of our insurance operations.

A rollforward of the reserve for losses and LAE, net of reinsurance, is presented below:

	Year Ended December 31,
	2004	2003
	(in thousands)
Reserve for losses and LAE net of reinsurance recoverables at beginning of year	$3,183	$—
Add: Incurred losses and LAE net of reinsurance:
Current year	47,744	3,372
Prior years	(156)	—
Total incurred losses and LAE	47,588	3,372
Deduct: Loss and LAE payments net of reinsurance:
Current year	3,402	189
Prior years	326	—
Total loss and LAE payments	3,728	189
Reserve for losses and LAE net of reinsurance recoverables at end of year	47,043	3,183
Add: Reinsurance recoverables on unpaid losses and LAE at end of year	15,200	14,234
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE at end of year	$62,243	$17,417

The foregoing reconciliation shows a $156,000 redundancy developed in 2004 on the reserve for losses and LAE held at December 31, 2003.

Net losses paid during 2004 totaled $1.7 million, while net loss adjustment expenses paid totaled $2.0 million, for total net losses and loss adjustment expenses paid of $3.7 million. Net losses paid during 2003 totaled $9,000 and net loss adjustment expenses paid totaled $180,000, for total paid net losses and loss adjustment expenses of $189,000.

Other operating expenses for 2004 totaled $20.7 million, up 202% from other operating expenses incurred during 2003 of $6.8 million. Other operating expenses for 2004 consisted of commissions and other underwriting expenses (net of deferred policy acquisition costs) of $6.9 million, amortization of deferred policy acquisition costs of $12.9 million and other costs of $933,000. A portion of the costs of acquiring insurance business, principally commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business, are deferred. For 2004, $20.1 million of costs were deferred, $13.4 million of which related to commissions and $6.7 million of which related to other acquisition expenses. Deferred policy acquisition costs are charged to other operating expenses in proportion to premiums earned over the estimated policy term, generally 12 months. The expense ratio was 27.3% for 2004 compared to the expense ratio of 134.5% for 2003. Our expense ratio for 2004 was negatively impacted by the 76.5% expense ratio for our Workers' Compensation Insurance segment in Stonewood Insurance's first year of insurance operations. Other operating expenses in 2003 included $3.2 million of start-up expenses associated with building the infrastructure necessary to allow our insurance subsidiaries to commence insurance operations.

Interest expense totaled $793,000 in 2004. Interest expense related to $15.0 million of senior notes and $22.7 million of junior subordinated notes that we issued during 2004. There was no interest expense in 2003.

During the quarter ended September 30, 2004, we concluded that it was more likely than not that we would realize our entire deferred tax asset. We based this conclusion primarily on:

•	our three consecutive profitable quarters and our favorable trend in quarterly earnings over the past five quarters;

•	our generation of taxable income on an inception-to-date basis sufficient to exhaust all of our net operating loss carryforwards created in our start-up phase; and

•	our $2.6 million cumulative pre-tax income from July 1, 2003, the date we commenced our insurance operations, through September 30, 2004.

Accordingly, no valuation allowance was established against our deferred tax assets at December 31, 2004. Income tax expense of $1.6 million was recognized in 2004, representing the excess of the tax expense on our taxable income earned during the year over the reduction in our tax valuation allowance during the year.

No income tax expense or benefit was recognized on our income statement in 2003 or for the first six months of 2004 because our deferred tax assets were offset by a deferred tax valuation allowance.

Year Ended December 31, 2003 Compared to the Period From September 25, 2002 (Inception) Through December 31, 2002

The following table summarizes our results for the year ended December 31, 2003 and the period from September 25, 2002 (inception) through December 31, 2002:

	Year Ended December 31, 2003	Period From September 25, 2002 (Inception) Through December 31, 2002
	(in thousands)
Direct written premiums	$36,764	$—

Net written premiums	$27,425	$—

Net earned premiums	$5,087	$—
Net investment income	407	2
Realized investment losses	—	—
Other income	56	—
Total revenues	5,550	2

Losses and loss adjustment expenses	3,372	—
Other operating expenses	6,842	280
Interest expense	—	—
Compensation expense on common stock warrant issuance	524	—
Total expenses	10,738	280
Loss before taxes	(5,188)	(278)
Income tax expense	—	—
Net loss	$(5,188)	$(278)

Prior to the third quarter of 2003, we were a development stage company with no insurance operations. Insurance results for 2003 reflect the insurance business produced by James River Insurance during the period from July 1, 2003, the date we started our insurance operations, through December 31, 2003.

Operating results for the period from September 25, 2002 (inception) through December 31, 2002 consisted solely of other operating expenses of $280,000, including $275,000 of start-up expenses, and investment income on cash and short-term investments of $2,000.

Results by Business Segment

We evaluate performance and allocate resources based on premium volume and net income generated by three reportable segments which are separately managed business units:

•	The Excess and Surplus Insurance segment offers commercial excess and surplus lines liability and property products;

•	The Workers' Compensation Insurance segment offers workers' compensation insurance coverages; and

•	The Corporate and Other segment consists of certain management and treasury activities of our holding company and interest expense associated with our debt.

There is an intercompany reinsurance pooling agreement in place between James River Insurance and Stonewood Insurance. This intercompany reinsurance pooling agreement became effective on January 1, 2004. For 2004, the agreement called for a pooling of all business written by the companies on or after January 1, 2004 and an allocation of 70% of the pooled premiums, losses and loss adjustment expenses and operating expenses to James River Insurance and 30% to Stonewood Insurance. Development on the December 31, 2003 reserve for losses and loss adjustment expenses was also allocated 70% to James River Insurance and 30% to Stonewood Insurance. For 2005, James River Insurance has an 80% share and Stonewood Insurance has a 20% share of the intercompany pool. We report all information in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to the effects of the intercompany reinsurance pooling agreement because we evaluate the operating performance of our reportable segments on a pre-pooling basis.

We assess the profitability of our business segments and measure other operating statistics related to those segments. We determine reportable segments in a manner consistent with the way we make operating decisions and assess performance. Sales, represented by direct written premiums, are one of the measures that we use to track performance.

Premium activity by reportable segment is as follows:

	Three Months Ended March 31,
	2005			2004
	Excess and Surplus Insurance	Workers' Compensation Insurance	Total	Excess and Surplus Insurance	Workers' Compensation Insurance	Total
	(in thousands)
Direct written premiums	$41,769	$5,251	$47,020	$23,233	$705	$23,938
Ceded written premiums	(14,867)	(1,163)	(16,030)	(6,113)	(111)	(6,224)
Net written premiums	26,902	4,088	30,990	17,120	594	17,714
Change in net unearned premiums	(6,070)	(88)	(6,158)	(8,176)	(283)	(8,459)
Net earned premiums	$20,832	$4,000	$24,832	$8,944	$311	$9,255

	Year Ended December 31,
	2004			2003
	Excess and Surplus Insurance	Workers' Compensation Insurance	Total	Excess and Surplus Insurance	Workers' Compensation Insurance	Total
	(in thousands)
Direct written premiums	$133,354	$9,185	$142,539	$36,764	$—	$36,764
Ceded written premiums	(20,927)	(1,434)	(22,361)	(9,339)	—	(9,339)
Net written premiums	112,427	7,751	120,178	27,425	—	27,425
Change in net unearned premiums	(41,897)	(2,518)	(44,415)	(22,338)	—	(22,338)
Net earned premiums	$70,530	$5,233	$75,763	$5,087	$—	$5,087

We had no Excess and Surplus Insurance operations prior to July 1, 2003 and no Workers' Compensation Insurance operations prior to January 1, 2004.

Underwriting results by major line of business for the three months ended March 31, 2005 are as follows:

	Excess and Surplus Insurance		Workers' Compensation Insurance	Total
	Casualty Lines	Property Lines
	($ in thousands)
Net earned premiums	$19,675	$1,157	$4,000	$24,832
Losses and loss adjustment expenses	$12,390	$(1,073)	$2,077	$13,394
Loss ratio	63.0%	(92.7%)	51.9%	53.9%

The loss ratio for the property lines for the three months ended March 31, 2005 was significantly impacted by $1.7 million of favorable reserve development in the quarter related to the 2004 accident year. Property insurance business is short-tailed in that losses are reported relatively quickly compared to most casualty insurance business and workers' compensation insurance business. The low volume of reported losses in the first quarter of 2005 related to the 2004 accident year compared to the IBNR established for the property book's 2004 accident year at December 31, 2004 indicated that ultimate incurred losses on the 2004 accident year for the property lines would be less than the amount estimated at December 31, 2004. The loss ratio for the property lines excluding this favorable reserve development was 55.7% for the three months ended March 31, 2005. The loss ratio for the workers' compensation insurance lines for the three months ended March 31, 2005 was significantly impacted by $296,000 of favorable reserve development in the quarter related to the 2004 accident year. The loss ratio for the workers' compensation lines excluding this favorable reserve development was 59.3% for the three months ended March 31, 2005. The casualty lines experienced $303,000 of favorable reserve development for the three months ended March 31, 2005, $261,000 of which related to the 2003 accident year and $42,000 of which related to the 2004 accident year. The favorable development in the workers' compensation and casualty lines resulted from lower than expected increases in reported cases and case reserves in the three months ended March 31, 2005.

Underwriting results by major line of business for the three months ended March 31, 2004 are as follows:

	Excess and Surplus Insurance		Workers' Compensation Insurance	Total
	Casualty Lines	Property Lines
	($ in thousands)
Net earned premiums	$8,138	$806	$311	$9,255
Losses and loss adjustment expenses	$5,100	$502	$251	$5,853
Loss ratio	62.7%	62.3%	80.9%	63.2%

The loss ratio for the workers' compensation insurance lines for the three months ended March 31, 2004 was adversely affected by claims administration expenses that were high relative to the low volume of claims activity at Stonewood Insurance during its first quarter of insurance operations. These claims administration expenses, referred to as adjusting and other expenses, represented 21.7% of net earned premiums for the workers' compensation insurance line in the first quarter of 2004.

Underwriting results by major line of business for the year ended December 31, 2004 are as follows:

	Excess and Surplus Insurance		Workers' Compensation Insurance	Total
	Casualty Lines	Property Lines
	($ in thousands)
Net earned premiums	$63,883	$6,647	$5,233	$75,763
Losses and loss adjustment expenses	$39,686	$4,054	$3,848	$47,588
Loss ratio	62.1%	61.0%	73.5%	62.8%

Overall, underwriting results for 2004 and the first quarter of 2005 are consistent with our goal of making an underwriting profit. Results for the Workers' Compensation Insurance segment are affected by fixed costs related to claims administration which were high relative to the low volume of claims activity at Stonewood Insurance during its first year of insurance operations. We expect that as premiums and claims activity at Stonewood Insurance increases, the ratio of claims administration costs to net earned premiums will decline.

Excess and Surplus Insurance

Results for the Excess and Surplus Insurance segment are as follows:

	Three Months Ended March 31,		Percentage Change	Year Ended December 31,		Percentage Change
	2005	2004		2004	2003
	($ in thousands)
Direct written premiums	$41,769	$23,233	79.8%	$133,354	$36,764	263%

Net written premiums	$26,902	$17,120	57.1%	$112,427	$27,425	310%

Net earned premiums	$20,832	$8,945	133%	$70,530	$5,087	1,286%

Losses and loss adjustment expenses	11,317	5,602	102%	43,740	3,372	1,197%
Underwriting expenses	3,873	2,661	45.5%	15,810	3,328	375%
Underwriting profit (loss) (1)	5,642	682	727%	10,980	(1,613)	—

Net investment income	1,346	439	207%	2,873	346	730%
Realized investment losses	—	—	—	(71)	—	—
Other income	—	—	—	7	—	—
Start-up expenses	—	—	—	—	2,529	(100%)
Income (loss) before taxes	$6,988	$1,121	523%	$13,789	$(3,796)	—

Ratios:
Loss ratio	54.3%	62.6%	—	62.0%	66.3%	—
Expense ratio	18.6%	29.7%	—	22.4%	65.4%	—
Combined ratio	72.9%	92.4%	—	84.4%	131.7%	—

(1)	See "— Reconciliation of Non-GAAP Measure."

We wrote our first excess and surplus insurance policy effective July 1, 2003. The following analysis shows the quarterly premiums of the Excess and Surplus Insurance segment during the seven quarters since we commenced excess and surplus insurance operations:

	Three Months Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
	(in thousands)
Direct written premiums	$41,769	$46,507	$35,711	$27,903	$23,233	$25,097	$11,667
Net written premiums	$26,902	$39,041	$32,618	$23,648	$17,120	$18,838	$8,586
Net earned premiums	$20,832	$25,849	$20,522	$15,214	$8,945	$4,164	$922

Direct written premiums for the three months ended March 31, 2005 increased 79.8% to $41.8 million from $23.2 million for the three months ended March 31, 2004. Since James River Insurance wrote its first insurance policy effective July 1, 2003, results for the three months ended March 31, 2004 did not include any renewal premiums, while direct written premiums for the three months ended March 31, 2005 include $11.9 million of renewal premiums. The increase in direct written premiums in the three months ended March 31, 2005 is also driven by an increase in the number of brokers submitting insurance business to James River Insurance from 86 for the three months ended March 31, 2004 to 158 for the three months ended March 31, 2005.

Direct written premiums for 2004 increased 263% to $133.4 million from $36.8 million in 2003. Since James River Insurance wrote its first insurance policy effective July 1, 2003, results for 2004 reflect a full year of insurance operations, while 2003 results reflect only six months of insurance operations. The increase in direct written premiums in 2004 is also driven by an increase in brokers submitting business from 66 in December 2003 to 139 in December 2004 and, to a lesser extent, from the introduction of the energy underwriting division in November 2003 and two new underwriting divisions in 2004, healthcare and environmental, bringing the total number of the Excess and Surplus Insurance segment underwriting divisions to ten at December 31, 2004. These three new underwriting divisions contributed $8.4 million of direct written premiums in 2004. Also, beginning in the third quarter of 2004, renewal premiums started to contribute to our direct written premium totals, since the excess and surplus insurance policies that we wrote in our initial six months of insurance operations in the second half of 2003 were up for renewal in the second half of 2004. Renewal premiums contributed $20.8 million to direct written premiums in 2004.

The written premium ceding ratio for the Excess and Surplus Insurance segment was 35.6% for the three months ended March 31, 2005 and 26.3% for the three months ended March 31, 2004. The increase in the written premium ceding ratio for the three months ended March 31, 2005 was driven by the impact of a new quota share reinsurance contract effective January 1, 2005. Ceded written premiums related to this quota share treaty for the three months ended March 31, 2005 totaled $7.6 million. Excluding the effects of this quota share treaty, the written premium ceding ratio was 17.4% for the three months ended March 31, 2005. The effects of this quota share contract on our written premium ceding ratio for the three months ended March 31, 2005 were partially offset by the reduction in the written premium ceding ratio resulting from our decision to increase the amount of risk we retain before reinsurance on our primary casualty policies sold by James River Insurance from $405,000 to $1.0 million effective July 1, 2004.

The written premium ceding ratio for the Excess and Surplus Insurance segment was 15.7% for 2004 and 25.4% for 2003. The decline in the written premium ceding ratio in 2004 was driven by our decision to increase the amount of risk we retain before reinsurance on our primary casualty policies from $405,000 to $1.0 million effective July 1, 2004. The written premium ceding ratio for 2004 also declined due to an adjustment to the estimated ceding rate on one of our retrospective experience rated reinsurance treaties. Ceded premiums and ceding commissions for our retrospective experience rated reinsurance treaties are based on the loss experience of the reinsured book of business, subject to a maximum and a minimum. As loss experience develops, we adjust the ceded premium rates and ceding commission rates to reflect the loss experience. In 2004, we adjusted the estimated reinsurance premium ceding rate on one of our retrospective experience rated reinsurance treaties based on the loss experience of the reinsured book of business. The impact of this adjustment was to increase net earned premiums for 2004 by $484,000 for the true-up of premiums earned in 2003 and to increase losses and loss adjustment expenses by approximately $290,000.

The loss ratio for the Excess and Surplus Insurance segment improved to 54.3% for the three months ended March 31, 2005 from 62.6% for the three months ended March 31, 2004. The loss ratio for the three months ended March 31, 2005 was impacted by $2.0 million of favorable loss and loss adjustment expense reserve development that our Excess and Surplus Insurance segment experienced in the quarter. Of this favorable development, $1.7 million occurred in the James River Insurance property line related to the 2004 accident year. The Excess and Surplus Insurance segment's loss ratio for the three months ended March 31, 2005 excluding favorable reserve development was 64.0%.

The loss ratio for the Excess and Surplus Insurance segment improved to 62.0% in 2004 from 66.3% in 2003. The loss ratio for 2003 was affected by fixed costs associated with claims administration expenses (adjusting and other expenses) which were high relative to the low volume of claims activity at James River Insurance during its first six months of insurance operations.

There were five storms classified as catastrophes that affected our results during 2004. These storms resulted in 16 claims and $184,000 of reported losses and loss adjustment expenses. We had minimal losses from the 2004 hurricane season, largely due to the small percentage of property insurance in our overall insurance book. Our favorable experience was also due to our strategy of writing hurricane exposed business mainly on an excess basis over another insurance carrier's primary policy, allowing us to avoid the high frequency of losses that do not exceed the primary policies' insurance limits. We use catastrophe modeling software to individually review each property insurance policy to determine its impact on the risk of our overall portfolio. We model our portfolio of insurance policies in force each month and track our accumulations of exposed values geographically to manage our concentration in any one area.

The expense ratio for the Excess and Surplus Insurance segment improved significantly to 18.6% for the three months ended March 31, 2005 from 29.7% for the three months ended March 31, 2004. Our expense ratio for the three months ended March 31, 2005 reflected strong expense management of commission expenses and other operating expenses and our use of technology to process and administer our insurance business. The expense ratio for the three months ended March 31, 2005 also benefited from the ceding commission that James River Insurance receives on the quota share reinsurance contract. Excluding the impact of the quota share reinsurance contract, the Excess and Surplus Insurance segment's expense ratio for the three months ended March 31, 2005 was 20.4%.

The expense ratio for the Excess and Surplus Insurance segment improved significantly in 2004, going from 65.4% in 2003 to 22.4% in 2004. Our 2004 expense ratio reflected strong expense management of commission expenses and other operating expenses and our effective use of technology to process and administer our insurance business in a cost efficient manner. The analysis below shows the quarterly expense ratios for the Excess and Surplus Insurance segment during 2004 and the three months ended March 31, 2005:

	Three Months Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004

Expense ratio	18.6%	22.1%	20.1%	21.8%	29.7%

Workers' Compensation Insurance

Results for the Workers' Compensation Insurance segment are as follows:

	Three Months Ended March 31,		Percentage Change	Year Ended December 31,
	2005	2004		2004	2003
	($ in thousands)
Direct written premiums	$5,251	$705	645%	$9,185	$—

Net written premiums	$4,088	$594	588%	$7,751	$—

Net earned premiums	$4,000	$311	1,186%	$5,233	$—

Losses loss adjustment expenses	2,077	251	727%	3,848	—
Underwriting expenses	1,422	839	69.5%	4,001	—
Underwriting profit (loss) (1)	501	(779)	—	(2,616)	—

Net investment income	247	148	66.9%	620	5
Realized investment losses	—	—	—	—	—
Other income	5	—	—	11	—
Other expenses, including start-up expenses	—	—	—	—	1,174
Income (loss) before taxes	$753	$(631)	—	$(1,985)	$(1,169)

Ratios:
Loss ratio	51.9%	80.9%	—	73.5%	—
Expense ratio	35.6%	270.1%	—	76.5%	—
Combined ratio	87.5%	351.0%	—	150.0%	—

(1)	See "— Reconciliation of Non-GAAP Measure."

We wrote our first workers' compensation insurance policy effective January 1, 2004, and accordingly, the Workers' Compensation Insurance segment had no underwriting results in 2003. The analysis below shows the quarterly premiums of the Workers' Compensation Insurance segment during 2004 and the three months ended March 31, 2005:

	Three Months Ended					Year Ended December 31, 2004
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
	(in thousands)
Direct annual premiums	$9,114	$3,246	$4,166	$3,607	$1,809	$12,828
Direct written premiums	$5,251	$3,940	$2,800	$1,740	$705	$9,185
Net written premiums	$4,088	$3,332	$2,359	$1,466	$594	$7,751
Net earned premiums	$4,000	$2,465	$1,591	$866	$311	$5,233

Direct annual premiums are the annual policy premiums associated with policies we bind, a portion of which is collected when the policy is bound and a portion of which is collected on an installment basis over the 12 month policy period. Direct written premiums do not include installment premiums due in the future. Our direct annual premiums are affected by the fact that the majority of the submissions on which we issue quotes have January or July policy anniversary dates. This is the primary explanation for the decline in direct annual premiums from the third quarter of 2004 to the fourth quarter of 2004 and part of the explanation of the large increase in direct annual premiums in the first quarter of 2005. Since Stonewood Insurance wrote its first insurance policy effective January 1, 2004, results for the three months ended March 31, 2004 did not include any renewal premiums, while direct annual premiums for the three months ended March 31, 2005 include $2.3 million of renewal premiums. Stonewood Insurance did not receive its "A-" (Excellent) rating from A.M. Best until April 2004, and the lack of a rating in the first quarter of 2004 limited direct annual premium production in that quarter. At March 31, 2005, there were 116 agents in the Workers' Compensation Insurance segment network compared to 110 agents at December 31, 2004 and 59 at March 31, 2004.

The written premium ceding ratio for the three months ended March 31, 2005 was 22.1% for the Workers' Compensation Insurance segment compared to 15.8% for the three months ended March 31, 2004. The written premium ceding ratio for 2004 was 15.6% for the Workers' Compensation Insurance segment. We retain $500,000 of risk per occurrence on workers' compensation insurance policies, with the risk in excess of $500,000 up to $20 million being ceded to reinsurers. We retain risk of loss for claims above the $20 million limit ceded to reinsurers or above $10 million for any one life.

The loss ratio for the Workers' Compensation Insurance segment was 51.9% for the three months ended March 31, 2005 compared to 80.9% for the three months ended March 31, 2004. The loss ratio for the three months ended March 31, 2005 was impacted by $296,000 of favorable loss and loss adjustment expense reserve development that Stonewood Insurance experienced in the quarter related to the 2004 accident year. This favorable development primarily resulted from reductions in our estimates of incurred but not reported losses and loss adjustment expenses. The loss ratio for the three months ended March 31, 2005 excluding the effects of this favorable reserve development was 59.3%. The loss ratio for the three months ended March 31, 2004 was negatively impacted by claims administration expenses that were high relative to our low volume of claims activity during our first quarter of workers' compensation insurance operations. For the three months ended March 31, 2004, adjusting and other expenses were 21.7% of net earned premiums for the Workers' Compensation Insurance segment. The 73.5% loss ratio in 2004 for the Workers' Compensation Insurance segment was negatively impacted by claims administration expenses that were high relative to our low volume of claims activity during our first year of workers' compensation insurance operations. For 2004, adjusting and other expenses were 8.6% of net earned premiums for the Workers' Compensation Insurance segment.

The expense ratio for the Workers' Compensation Insurance segment in 2004 was impacted by the costs required to establish the infrastructure to handle a high volume of insurance activity. The expense ratio for the Workers' Compensation Insurance segment improved each quarter in 2004 and in the first quarter of 2005, as the infrastructure built to process the business in 2003 and early 2004 allowed us to increase production without experiencing a proportional increase in expenses. The analysis below shows the quarterly expense ratios for the Workers' Compensation Insurance segment during 2004 and for the three months ended March 31, 2005:

	Three Months Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Expense ratio	35.6%	49.7%	59.5%	114.3%	270.1%

Corporate and Other

Results for the Corporate and Other segment are as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003
	(in thousands)
Net investment income	$152	$1	$133	$56
Realized investment losses	(25)	—	—	—
Other income	40	29	126	57
Other expenses, including start-up expenses	(398)	61	(879)	(336)
Interest expense	(588)	—	(793)	—
Income (loss) before taxes	$(819)	$91	$(1,413)	$(223)

Net investment income for the Corporate and Other segment increased from $1,000 for the three months ended March 31, 2004 to $152,000 for the three months ended March 31, 2005. Net investment income was $133,000 in 2004 compared to $56,000 in 2003, an increase of 137%. The increases reflect the use of a portion of the proceeds from our offerings of senior notes and junior subordinated notes in 2004 to create a bond portfolio and an investment in a bond mutual fund (classified as an equity security in the financial statements) at the James River Group, Inc. holding company. These funds are invested at the holding company until the insurance subsidiaries require additional capital contributions or until they are needed for other corporate purposes.

The largest component of other income for the Corporate and Other segment was the interest we earned on notes receivable from employees and directors. The notes have an annual interest rate of 4.5%. Interest on the notes was $29,000 in both the three months ended March 31, 2005 and the three months ended March 31, 2004. Interest on the notes was $117,000 in 2004 and $55,000 in 2003. The increase in 2004 was due to the fact that the notes were outstanding for the entire year in 2004 but for only a portion of 2003. In April 2005, the notes receivable from our executive officers and directors totaling $2.0 million were paid off by the borrowers, leaving $545,000 of notes receivable from our employees who are not executive officers.

Other expenses of the Corporate and Other segment were $398,000 for the three months ended March 31, 2005 and ($61,000) for the three months ended March 31, 2004. The other expenses for the three months ended March 31, 2004 reflect reimbursements of expenses from our subsidiaries during the quarter in excess of expenses incurred by the holding company during that quarter. The expense reimbursements from subsidiaries are based on budgeted expenses for each calendar year, and the reimbursements are the same monthly amount throughout the year. As a result, the timing of when the holding company incurs expenses can result in reimbursements from subsidiaries in excess of actual expenses incurred by the holding company for a particular quarter. The timing of the reimbursements from our subsidiaries has no impact on our consolidated operating results. Other expenses of the Corporate and Other segment increased 162% to $879,000 in 2004, compared to $336,000 in 2003. These costs include personnel costs associated with the holding company employees, directors' fees, professional fees and various other corporate expenses. A majority of these costs are reimbursed by our subsidiaries and the amount of the reimbursement is included as other underwriting expenses in the 2004 results of our Excess and Surplus Insurance and Workers' Compensation Insurance segments and as other underwriting expenses, other expenses or start-up expenses in the 2003 results of our Excess and Surplus Insurance and Workers' Compensation Insurance segments. The amounts of other expenses of the Corporate and Other segment presented above represent the expenses of the holding company that were not reimbursed by our subsidiaries.

Interest expense totaled $588,000 for the three months ended March 31, 2005 and $793,000 in 2004. Interest expense related to our senior notes and our junior subordinated notes that we issued in May and December 2004. There was no interest expense for the three months ended March 31, 2004 or in 2003.

Liquidity and Capital Resources

Sources and Uses of Funds

We are organized as a holding company with all of our operations being conducted by our wholly-owned insurance company subsidiaries. Accordingly, James River receives cash through loans from banks, issuance of equity and debt securities, corporate service fees or dividends received from our insurance subsidiaries, payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions. We receive corporate service fees from our subsidiaries to reimburse us for most of the other operating expenses that we incur. Reimbursement of expenses through the corporate service fees is based on the budgeted costs that we expect to incur with no mark up above our expected costs. We file a consolidated federal income tax return with our subsidiaries, and under our corporate tax allocation agreement, each participant gets a tax charge or tax refund for the amount that the participant would have paid or received if it had filed on a separate return basis with the Internal Revenue Service. We may use the proceeds from these sources to contribute to the capital of our insurance subsidiaries in order to support premium growth, to repurchase our common stock, to retire our outstanding indebtedness, to pay interest, dividends and taxes and for other business purposes.

The payment of dividends by our subsidiaries to us is limited by statute. In general, these restrictions require that dividends be paid out of earned surplus and limit the aggregate amount of dividends or other distributions that our subsidiaries may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of James River Insurance, this limitation is the greater of the statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year. In North Carolina, the domiciliary state of Stonewood Insurance, this limitation is the lesser of the statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends of the maximum amounts calculated under any applicable formula. For Stonewood Insurance, pursuant to the dividend limitations under North Carolina law, we are not currently allowed to pay dividends without the prior permission of the North Carolina Department of Insurance. The maximum amount of dividends available to us from James River Insurance during 2005 without regulatory approval is $5.8 million.

Cash Flows

Our sources of operating funds consist primarily of written premiums, investment income and proceeds from offerings of our preferred shares and debt. We use operating cash flows primarily to pay operating expenses and losses and loss adjustment expenses.

A summary of our cash flows is as follows:

	Three Months Ended March 31,		Year Ended December 31,		Period from September 25, 2002 (Inception) Through December 31, 2002
	2005	2004	2004	2003
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$27,659	$16,202	$80,455	$10,974	$(46)
Investing activities	(30,005)	(12,967)	(111,537)	(77,178)	(36)
Financing activities	—	10	37,301	68,773	6,865
Change in cash and cash equivalents	$(2,346)	$3,245	$6,219	$2,569	$6,783

Net cash provided by operating activities for the three months ended March 31, 2005 totaled $27.7 million compared to cash provided by operating activities of $16.2 million for the three months ended March 31, 2004. The increase in net cash provided by operating activities reflects the significant growth in our premium cash receipts in the three months ended March 31, 2005 compared to the three months ended March 31, 2004. For 2004, net cash provided by operating activities totaled $80.5 million, which was primarily attributable to cash received on written premiums exceeding cash disbursed for operating expenses and losses and loss adjustment expenses. Net cash provided by operating activities in 2003 totaled $11.0 million, reflecting the start-up nature of our operations in that period and the absence of insurance operations in the first six months of 2003.

There were no financing transactions during the three month periods ended March 31, 2005 or 2004. During 2004, net cash provided by financing activities was $37.3 million and included $1.3 million net proceeds from the issuance of shares of Series B convertible preferred stock, which we refer to in this prospectus as Series B shares, $14.5 million net proceeds from the issuance of unsecured, floating rate senior debentures, which we refer to in this prospectus as senior notes, and $21.4 million net proceeds from the issuance of junior subordinated debentures, which we refer to in this prospectus as junior subordinated notes. These transactions are described below.

Capital Transactions

In May 2004, we increased the number of authorized Series B shares from 700,000 to 713,500. In May 2004, we issued 13,500 Series B shares, with proceeds, net of issuance costs, totaling $1.3 million.

In May 2004, we issued $15.0 million of senior notes due April 29, 2034. The senior notes are not redeemable by the holder or subject to sinking fund requirements. Net proceeds totaled $14.5 million and were used to provide additional capital to our insurance subsidiaries and working capital for us. Interest accrues quarterly and is payable in arrears at a floating rate per annum equal to three-month LIBOR plus 3.85%. The senior notes are redeemable prior to their stated maturity at our option in whole or in part, on or after May 15, 2009. Among other things, the terms of the indenture for the senior notes prohibit our subsidiaries and us from:

•	assuming or permitting any indebtedness that is secured by any encumbrance on our capital stock or on our subsidiaries' capital stock which is senior to the senior notes; or

•	issuing, selling, transferring or disposing of any shares of the capital stock of our subsidiaries or any securities convertible into capital stock of our subsidiaries.

We are in compliance with all covenants in the indenture at December 31, 2004.

In May and December of 2004, we arranged for the sale of trust preferred securities through James River Capital Trust I and James River Capital Trust II, which are Delaware statutory trusts sponsored and wholly-owned by us, and which we refer to in this prospectus as the trusts. Each trust was created solely for the purpose of issuing the trust preferred securities. Each trust used the net proceeds from the sale of its trust preferred securities to purchase our floating rate junior subordinated notes. The junior subordinated notes are the sole assets of the respective trust and the trust preferred securities are the sole liabilities of each respective trust. We purchased all of the outstanding common stock of the trusts. In accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, the trusts have not been consolidated with James River in our financial statements.

The following table summarizes the nature and terms of the junior subordinated notes and trust preferred securities:

	James River Capital Trust I	James River Capital Trust II
	($ in thousands)
Issue date	May 26, 2004	December 15, 2004

Principal amount of trust preferred securities	$7,000	$15,000

Principal amount of junior subordinated notes	$7,217	$15,464

Maturity date of junior subordinated notes, unless accelerated earlier	May 24, 2034	December 15, 2034

Trust common stock	$217	$464

Interest rate, per annum	Three-Month LIBOR plus 4.0%	Three-Month LIBOR plus 3.4%

Redeemable at 100% of principal amount at our option on or after	May 24, 2009	December 15, 2009

Interest on the trust preferred securities and interest paid by us to the trusts on the junior subordinated notes is payable quarterly in arrears. We have the right to defer interest payments on the junior subordinated notes for up to five years without triggering an event of default.

The trust preferred securities are subject to mandatory redemption in a like amount:

•	upon repayment of all of the junior subordinated notes on the stated maturity date;

•	contemporaneously with the optional prepayment of all of the junior subordinated notes by us in conjunction with a special event (as defined); and

•	five years or more after the issue date, contemporaneously with the optional prepayment, in whole or in part, of the junior subordinated notes.

We have provided a full, irrevocable and unconditional guarantee of payment of the obligations of each of the trusts under the trust preferred securities.

The indentures for the junior subordinated notes contain certain organizational covenants with which we are in compliance as of December 31, 2004.

Net proceeds from the issuance of our senior notes and our junior subordinated notes totaled $36.0 million. We contributed $15.0 million of these proceeds to James River Insurance, $3.0 million to Stonewood Insurance and retained the remainder at the holding company for working capital.

At March 31, 2005 and December 31, 2004, the ratio of total debt outstanding to total capitalization (defined as total debt outstanding plus total stockholders' equity) was 31.2% and 31.8%, respectively. We use capital to support our premium growth and having debt as part of our capital structure allows us to generate higher earnings per share and book value per share results than we could by using entirely equity capital to support our premium growth. Our target debt to total capitalization ratio is 35.0% or less.

During 2003, we issued 85,000 shares of Series A convertible preferred stock, which we refer to in this prospectus as Series A shares, with proceeds, net of issuance costs, totaling $8.4 million. Of the net proceeds from the sale of the Series A shares, $6.9 million was received in 2002. We also issued 700,000 Series B shares during 2003, with proceeds, net of issuance costs and notes receivable from employees and directors, of $67.2 million. As a result of these transactions, net cash provided by financing activities for 2003 totaled $68.8 million.

At March 31, 2005 and December 31, 2004, we had notes receivable from employees and directors totaling $2.6 million, which were issued in connection with the sale of our Series B shares. These notes receivable are due in 2013. The borrowers must prepay the notes to us concurrently with any sale or other disposition of the borrower's Series B shares and in certain other circumstances outlined in the underlying promissory notes. These notes are classified as a reduction in stockholders' equity on our balance sheet. In April 2005, the notes receivable from our executive officers and directors totaling $2.0 million were paid off by the borrowers, leaving $545,000 of notes receivable from our employees who are not executive officers.

Return on Equity

One of the key financial measures that we use to evaluate our operating performance is return on equity. We calculate return on equity by dividing net income by average stockholders' equity. Our overall financial goal is to produce a return on equity of at least 15.0% over the long-term. See "— Outlook." Our return on equity for 2004 was 11.6%. Our return on equity for the three months ended March 31, 2005, using annualized net income for that period as the numerator, was 22.5%, up from 3.3% for the three months ended March 31, 2004. Interim results are not necessarily indicative of results of operations for the full year.

Contractual Obligations and Commitments

The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2004:

	Payments Due by Period
	Total	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More Than Five Years
	(in thousands)
Reserve for losses and loss adjustment expenses	$62,243	$14,995	$21,113	$10,600	$15,535
Long term debt:
Senior notes	15,000	—	—	—	15,000
Junior subordinated notes	22,681	—	—	—	22,681
Operating lease obligations	2,681	667	1,390	624	—
Other liabilities	900	150	300	300	150
Total	$103,505	$15,812	$22,803	$11,524	$53,366

The reserve for losses and loss adjustment expenses payments due by period in the table above are based upon the reserve for losses and loss adjustment expenses as of December 31, 2004 and actuarial estimates of expected payout patterns by type of business. As a result, our calculation of the reserve for losses and loss adjustment expenses payments due by period is subject to the same uncertainties associated with determining the level of the reserve for losses and loss adjustment expenses and to the additional uncertainties arising from the difficulty of predicting when claims, including claims that have not yet been reported to us, will be paid. For a discussion of our reserving process, see "Our Business — Reserves." Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of the reserve for losses and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors — Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations" for a discussion of the uncertainties associated with estimating the reserve for losses and loss adjustment expenses.

At our option, we may redeem our senior notes and our junior subordinated notes in 2009 at 100% of the principal amount (see "— Capital Transactions"). However, the senior notes and junior subordinated notes do not mature until 2034.

Cash and Invested Assets

Our cash and invested assets consist of fixed maturity securities, short-term investments, cash and cash equivalents and a bond mutual fund (classified as an equity security on the balance sheet). At March 31, 2005 and December 31, 2004, our investments in fixed maturity securities had carrying values (which were the same as their fair values) of $201.5 million and $172.7 million, respectively. Our fixed maturity securities and equity securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses on these securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). The duration of our fixed maturity security portfolio at March 31, 2005 is approximately 4.4 years.

The amortized cost and fair value of our investments in fixed maturity securities were as follows:

	March 31, 2005			December 31, 2004
	Amortized Cost	Fair Value	Percentage of Total Fair Value	Amortized Cost	Fair Value	Percentage of Total Fair Value
	($ in thousands)
Corporate	$61,612	$60,498	30.0%	$55,709	$55,710	32.2%
U. S. treasury securities and obligations of U.S. government agencies	36,952	36,117	17.9%	37,856	37,647	21.8%
State and municipal	50,868	50,010	24.8%	33,068	33,064	19.1%
Mortgage-backed	39,054	38,579	19.2%	31,091	31,189	18.1%
Asset-backed	16,510	16,261	8.1%	15,165	15,121	8.8%
Total	$204,996	$201,465	100.0%	$172,889	$172,731	100.0%

The amortized cost and fair value of our investments in fixed maturity securities summarized by contractual maturity were as follows:

	March 31, 2005			December 31, 2004
	Amortized Cost	Fair Value	Percentage of Total Fair Value	Amortized Cost	Fair Value	Percentage of Total Fair Value
	($ in thousands)
Due in one year or less	$671	$662	0.3%	$2,149	$2,149	1.2%
Due after one year through five years	63,567	62,323	30.9%	63,861	63,608	36.8%
Due after five years through ten years	49,487	48,004	23.8%	41,605	41,596	24.1%
Due after ten years	35,707	35,636	17.7%	19,018	19,068	11.0%
Mortgage-backed	39,054	38,579	19.2%	31,091	31,189	18.1%
Asset-backed	16,510	16,261	8.1%	15,165	15,121	8.8%
Total	$204,996	$201,465	100.0%	$172,889	$172,731	100.0%

The majority of the unrealized losses on fixed maturity securities and equity securities are interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2004 has a fair value that is greater than 93.0% of its carrying value. Of the nine securities at December 31, 2004 that had been in an unrealized loss position for 12 months or longer, six securities are United States treasury securities and each of the remaining three securities has a fair value that is greater than 97.0% of its carrying value. All but one of the fixed maturity securities with an unrealized loss at March 31, 2005 had a fair value greater than 90.0% of its carrying value. That security, a bond issued by GMAC, had a fair value of $429,799, a book value of $508,086 and an unrealized loss of $78,287. None of the fixed maturity securities with unrealized losses, including the GMAC bond, has ever missed, or been delinquent on, a scheduled principal or interest payment, and none was rated below investment grade at March 31, 2005. In May 2005, Standard & Poor's downgraded two bonds in our portfolio. The GMAC bond was downgraded from "BBB−" to "BB" and our Ford Motor Credit bond, which had a fair value at March 31, 2005 of $471,931, a book value of $512,185 and an unrealized loss of $40,254, was downgraded from "BBB−" to "BB+". As a result, these two bonds are no longer considered to be investment grade. Both the GMAC bond and the Ford Motor Credit bond mature in 2011. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment.

At March 31, 2005 and December 31, 2004, all of our fixed maturity security portfolio was rated investment grade. At December 31, 2004, 98.6% of the portfolio was rated "A−" or better by Standard & Poor's or received an equivalent rating from another nationally recognized rating agency. At March 31, 2005, 98.7% of our fixed maturity security portfolio was rated "A−" or better by Standard & Poor's or received an equivalent rating from another nationally recognized rating agency, while the remaining fixed maturity securities with a fair value of $2.7 million were rated "BBB+", "BBB" or "BBB−" by Standard & Poor's or received an equivalent rating from another nationally recognized rating agency. We have concluded that none of the available-for-sale securities with unrealized losses at March 31, 2005 or December 31, 2004 experienced an other-than-temporary impairment.

Our short-term investments were $3.7 million and our cash and cash equivalents were $13.2 million at March 31, 2005. Our short-term investments were $4.6 million and our cash and cash equivalents were $15.6 million at December 31, 2004. The percentage of our cash and invested assets in cash and short-term investments was 7.7% at March 31, 2005 compared to 10.4% at December 31, 2004 and 25.5% at December 31, 2003. Because we appointed our investment managers late in 2003, short-term investments and cash and cash equivalents at December 31, 2003 represented a larger percentage of total cash and invested assets than we currently maintain.

Deferred Policy Acquisition Costs

A portion of the costs of acquiring insurance business, principally commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business, are deferred. For the three months ended March 31, 2005, $5.0 million of costs were deferred, $2.8 million of which related to commissions and $2.2 million of which related to other acquisition expenses. Deferred policy acquisition costs totaled $12.7 million, or 17.4% of unearned premiums (net of reinsurance) at March 31, 2005. For 2004, $20.1 million of costs were deferred, $13.4 million related to commissions and $6.7 million related to other acquisition expenses. Deferred policy acquisition costs totaled $11.3 million, or 17.0%, of unearned premiums (net of reinsurance) at December 31, 2004.

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential losses arising from large risks and to provide additional capacity for growth. Reinsurance refers to an arrangement in which a company called a reinsurer agrees in a contract (often referred to as a treaty) to assume specified risks written by an insurance company (known as a ceding company) by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies.

Our reinsurance is contracted under excess of loss and quota-share reinsurance contracts. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business in exchange for a corresponding percentage of premium. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses.

Through June 30, 2004, we retained approximately $500,000 per risk for all coverages except for primary casualty coverages, for which we retained $405,000 per risk. Effective July 1, 2004, we increased the retention on our primary casualty reinsurance treaty at James River Insurance to $1.0 million. The retentions remained at approximately $500,000 on the other reinsurance treaties at James River Insurance that we renewed effective July 1, 2004 and on all business written by Stonewood Insurance. Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At December 31, 2004, there was no allowance for uncollectible reinsurance. James River Insurance and Stonewood Insurance generally target reinsurers with A.M. Best financial strength ratings of "A" (Excellent) or better for liability coverages and "A-" (Excellent) or better for property coverages.

At December 31, 2004, we had reinsurance recoverables on unpaid losses of $15.2 million. There were no recoverables on paid losses at December 31, 2004. At December 31, 2004, reinsurance recoverables from three reinsurers represented 52.4% of the total reinsurance recoverable balance. Of this amount, approximately $2.6 million, or 17.2%, of our reinsurance recoverables are from American Empire. These recoverables are secured by trust assets of $7.7 million and by the guarantee from Great American Insurance Company. See "— Acquisition Summary."

At March 31, 2005, we had reinsurance recoverables on unpaid losses of $27.3 million. Recoverables on paid losses at March 31, 2005 were less than $1,000 in the aggregate. At March 31, 2005, reinsurance recoverables from American Empire were $2.8 million and reinsurance recoverables from third party reinsurers associated with the business that Fidelity wrote before we acquired it were $2.3 million. These recoverables are secured by trust assets of $7.6 million and by the guarantee from Great American Insurance Company. See "—Acquisition Summary."

We use computer models to analyze the risk of severe losses from hurricanes and earthquakes. We measure exposure to these catastrophe losses in terms of probable maximum loss (PML), which is an estimate of how much we would expect to pay in a wind or earthquake event occurring once in every 250 years. We manage this PML by purchasing catastrophe reinsurance coverage. Effective June 1, 2004, we purchased catastrophe reinsurance coverage of $5.0 million per event in excess of our $2.0 million per event retention. Effective June 1, 2005, we increased our catastrophe reinsurance coverage to $36.0 million per event in excess of our $2.0 million per event retention.

Ratings

James River Insurance and Stonewood Insurance each have a financial strength rating of "A-" (Excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from "A++" (Superior) to "F" (In Liquidation). "A-" (Excellent) is the fourth highest rating issued by A.M. Best. The "A-" (Excellent) rating is assigned to insurers that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligation to policyholders and is not an evaluation directed at investors.

The financial strength ratings assigned by A.M. Best have an impact on the ability of the insurance companies to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that the insurance companies receive. The "A-" (Excellent) ratings obtained by James River Insurance and Stonewood Insurance are consistent with the companies' business plans and allow the companies to actively pursue relationships with the agents and brokers identified in their marketing plans.

Reconciliation of Non-GAAP Measure

Underwriting profit (loss) of insurance segments is defined as net earned premiums minus losses and loss adjustment expenses and other operating expenses of our two insurance segments, the Excess and Surplus Insurance segment and the Workers' Compensation Insurance segment. Our definition of underwriting profit (loss) may not be comparable to the definition of underwriting profit (loss) for other companies. We evaluate the performance of our insurance segments and allocate resources based, in part, on underwriting profit (loss) of insurance segments. We believe that this is a useful measure for investors in evaluating the performance of our insurance segments because our objective is to consistently earn underwriting profits.

The following table reconciles the underwriting profit (loss) of insurance segments by individual segment to consolidated income before taxes:

	Three months ended March 31,		Year ended December 31,		Period from September 25, 2002 (inception) through December 31, 2002
	2005	2004	2004	2003
Underwriting profit (loss) of the Excess and Surplus Insurance segment	$5,642	$682	$10,980	$(1,613)	$—
Underwriting profit (loss) of the Workers' Compensation Insurance segment	501	(779)	(2,616)	—	—
Total underwriting profit (loss) of insurance segments	6,143	(97)	8,364	(1,613)	—
Net investment income	1,745	588	3,626	407	2
Realized investment losses	(25)	—	(71)	—	—
Other income	45	29	144	56	—
Other operating expenses of the Corporate and Other segment	(398)	61	(879)	189	(5)
Operating expenses of the insurance segments prior to commencing insurance operations	—	—	—	(3,703)	(275)
Interest expense	(588)	—	(793)	—	—
Compensation expense on common stock warrant issuance	—	—	—	(524)	—
Consolidated income before taxes	$6,922	$581	$10,391	$(5,188)	$(278)

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.

Credit Risk

Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer or a reinsurer.

We address the risk associated with debt issuers by investing in fixed maturity securities that are investment grade, which are those securities rated "BBB-" or higher by Standard & Poor's. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio. Our outside investment managers assist us in this process. We utilize a ratings changes report, a security watch list and a schedule of securities in unrealized loss positions as part of this process. If a security is rated "BBB−" or higher by Standard & Poor's at the time that we purchase it and then is downgraded below "BBB−" while we hold it, we will evaluate the security for impairment, and after discussing the security with our investment advisors, we will make a decision to either dispose of the security or continue to hold it. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

We address the risk associated with reinsurers by generally targeting reinsurers with A.M. Best financial strength ratings of "A" (Excellent) or better for liability coverages and "A−" (Excellent) or better for property coverages. In an effort to minimize our exposure to the insolvency of our reinsurers, our security committee, consisting of our Chief Financial Officer and our corporate actuary, evaluates the acceptability and reviews the financial condition of each reinsurer annually. In addition, our security committee continually monitors rating downgrades involving any of our reinsurers. At March 31, 2005, all reinsurance contracts that our insurance subsidiaries are a party to are either with companies with A.M. Best ratings of "A−" (Excellent) or better, or are collateralized by a trust agreement with American Empire as explained below.

We address the risk associated with the business that Fidelity wrote before we acquired it by monitoring the trust assets in the trust account established by American Empire. Pursuant to our reinsurance agreement, American Empire is obligated to ensure that the assets in the trust are equal to or greater than the ultimate net aggregate losses recoverable under our reinsurance agreement with American Empire. We also monitor the amount of reinsurance recoverables from third party reinsurers on business written by Fidelity prior to our acquisition, since those recoverables will become subject to the reinsurance agreement with American Empire if the third party reinsurers default on their obligations. At March 31, 2005, trust assets had a fair value of $7.6 million, which exceeded the sum of the $2.8 million of reinsurance recoverables from American Empire and the $2.3 million of recoverables from third party reinsurers associated with the business Fidelity wrote before we acquired them. At December 31, 2004, trust assets had a fair value of $7.7 million, which exceeded the sum of the $2.6 million of reinsurance recoverables from American Empire and the $1.9 million of recoverables from third party reinsurers associated with the business that Fidelity wrote before we acquired them. As additional security, Great American Insurance Company, an affiliate of American Empire, has unconditionally guaranteed the performance by American Empire of all of its obligations under the reinsurance agreement and the trust agreement.

Interest Rate Risk

Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. We had fixed maturity securities and a bond mutual fund investment (classified as equity securities on our balance sheet) with a fair value of $203.4 million at March 31, 2005 and $175.0 million at December 31, 2004 that are subject to interest rate risk. We manage our exposure to interest rate risk through an asset/liability matching process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position. Our outside investment managers assist us in this process.

Sensitivity Analysis

The table below illustrates the sensitivity of the fair value of our fixed maturity securities and our bond mutual fund investment (classified as equity securities on our balance sheet) to selected hypothetical changes in interest rates as of December 31, 2004. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of fixed maturity securities and our bond mutual fund portfolio and stockholders' equity.

	Estimated Fair Value	Estimated Change in Fair Value	Hypothetical Percentage Increase (Decrease) in
			Fair Value	Stockholders' Equity
	($ in thousands)
200 basis points increase	$160,057	$(14,964)	(8.5%)	(12.1%)
100 basis points increase	$167,509	$(7,512)	(4.3%)	(6.1%)
No change	$175,021	$—	—	—
100 basis points decrease	$182,506	$7,485	4.3%	6.0%
200 basis points decrease	$189,986	$14,965	8.6%	12.1%

Interest expenses would also be affected by a hypothetical change in interest rates. As of December 31, 2004, we had $37.7 million of floating rate debt, consisting of $15.0 million of senior notes and $22.7 million of junior subordinated notes. Assuming this amount remains constant, a hypothetical 100 basis point increase in interest rates would increase annual interest expense by $377,000, and a 200 basis point increase would increase interest expense by $754,000. A hypothetical 100 basis point decrease in interest rates would reduce annual interest expense by $377,000, and a 200 basis point decrease would reduce interest expense by $754,000.

There were no material changes to this sensitivity analysis at March 31, 2005.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and amends FASB Statement No. 95, Statement of Cash Flows.

Statement 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under Statement 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after our adoption of Statement 123(R). We will adopt Statement 123(R) on January 1, 2006.

We will apply Statement 123(R) prospectively to new awards issued after May 3, 2005 (the date we filed the Form S-1 with the Securities and Exchange Commission) and awards modified, repurchased or cancelled on or after May 3, 2005. These awards must be valued using an option pricing model other than the minimum value method, and the expense associated with these awards will be recognized in the income statement over their vesting period effective January 1, 2006. We will continue to account for the portion of awards outstanding prior to May 3, 2005 using the provisions of APB Opinion No. 25 and its related interpretive guidance. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of Statement 123(R) on our financial statements is not known at this time.

Outlook

Our operating objective is to achieve an annual return on equity of at least 15%. We calculate return on equity by dividing net income by average stockholders' equity. Our strategy to achieve this objective is to:

•	earn an underwriting profit;

•	deploy our capital efficiently by writing as much premium for each dollar of capital as we can, consistent with our current A.M. Best ratings;

•	increase the ratio of cash and invested assets to stockholders' equity;

•	employ financial leverage, consistent with our current A.M. Best ratings, through the use of debt and preferred stock; and

•	manage our equity capital through stock repurchases, stock issuances and dividends.

We anticipate contributing approximately $60.0 million to $65.0 million of the proceeds of the offering to the capital of our insurance subsidiaries in 2005. We expect to achieve our return on equity objective in 2005 and 2006.

Our premiums, revenues and profits increased substantially in 2004. Subject to insurance market conditions, we expect continued premium, revenue and profit growth in 2005 and 2006. We anticipate direct written premiums to grow 55% to 65% from 2004 to 2005 and 20% to 30% from 2005 to 2006. We expect this growth will be driven by:

•	Increased market penetration. Based on 2004 direct written premiums, we estimate that our Excess and Surplus Insurance and Workers' Compensation Insurance segments represented 0.4% and 2.0% of the total written premiums in their respective markets in 2004. We expect our market share in both segments to increase in 2005 and 2006.

•	Recent division expansion and new product offerings. We added one excess and surplus lines underwriting division in November 2003, two underwriting divisions in 2004, one underwriting division in May 2005, and anticipate adding another underwriting division in 2005.

•	Increased agent and broker acceptance. The number of brokers submitting business to our Excess and Surplus Insurance segment increased from 66 in December 2003 to 139 in December 2004. Our Workers' Compensation Insurance segment, which began writing business in 2004, made agency appointments throughout 2004 which increased the number of agents in the workers' compensation business network from 59 at March 31, 2004 to 110 at December 31, 2004. We believe that having this expanded agency and brokerage base distributing our products for a full year will increase our direct written premiums.

•	Increased renewal opportunities. We wrote our first policy in our Excess and Surplus Insurance segment effective July 2003 and in our Workers' Compensation Insurance segment effective January 2004. As a result, to date, most of our written premiums have come from new business. We expect to continue to generate new business as well as to benefit from retention of existing policies. The number of expiring policies available for renewal at James River Insurance during the three months ended March 31, 2005 totaled 1,102 compared to 942 for the three months ended December 31, 2004 and 426 for the three months ended September 30, 2004. From July 1, 2003 through March 31, 2005, James River Insurance has renewed approximately 55.0% of its expiring policies. Of the 153 policies that have expired since January 1, 2004 at Stonewood Insurance, approximately 82.4% were renewed.

For 2005, we intend to cede $20.0 million to $40.0 million of earned premiums under our quota share reinsurance agreement. In the fourth quarter of 2005, we will review whether to continue the quota share reinsurance agreement, basing our decision on insurance market conditions, our growth prospects and reinsurance availability and cost. If insurance market conditions limit our ability to earn underwriting profits in future periods, we anticipate managing our capital base to achieve our 15% return on equity objective.

For 2005 and 2006, we anticipate writing at a combined ratio of between 80% and 90%. We anticipate that our combined ratio will decrease in 2005 relative to our combined ratio for the year ended December 31, 2004. We believe that this reduction will be driven primarily by the reduction in the expense ratio for our Workers' Compensation Insurance segment. For 2004, our Workers' Compensation Insurance segment had an expense ratio of 76.5%. This high expense ratio was driven by costs associated with the segment's first year of operation and should be significantly lower in 2005 as we increase our premium volume and do not incur additional start-up expenses.

The foregoing discussion includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" beginning on page 9 and elsewhere in this prospectus that could cause actual results to differ materially. See "Forward-Looking Statements."

OUR BUSINESS

Who We Are

James River is an insurance holding company that owns and manages specialty property/casualty insurance companies with the objective of consistently earning underwriting profits. We were founded in September 2002 and wrote our first insurance policy in July 2003. We currently underwrite in two specialty areas:

•	excess and surplus lines in 48 states and the District of Columbia; and

•	workers' compensation primarily for the residential construction industry in North Carolina.

Our underwriters evaluate and price each policy individually, and we do not extend underwriting or claims handling authority to third parties. For the year ended December 31, 2004, our first full year of insurance operations, we wrote $142.5 million in direct written premiums, earned net income of $8.8 million and had a combined ratio of 90.1%. A combined ratio of less than 100% generally indicates profitable underwriting prior to the consideration of investment income.

The executives and professional investors who founded our company have significant experience managing, acquiring or investing in insurance operations. Key members of our management team, including J. Adam Abram, our President and Chief Executive Officer, five of our directors and a number of the managers in our excess and surplus lines business, were previously involved together at Front Royal, Inc., another insurance holding company with a similar business focus. Because we wrote our first policy in July 2003, we are not burdened by material loss exposures for years prior to 2003. We did not write any insurance during the 1990's when pricing was more competitive and policy terms were less restrictive than in the current environment. We craft our excess and surplus lines policy language to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold and construction defects.

Our Products

Our subsidiary James River Insurance Company writes excess and surplus lines insurance. Excess and surplus lines insurance covers risks that do not fit the underwriting criteria of standard carriers due, usually, to the perceived risk associated with aspects of the insured's business. In contrast to standard carriers that are required to be licensed in the state where the insurance is written, James River Insurance has significantly expanded regulatory freedom to craft policy terms and charge negotiated prices. Generally, James River Insurance offers more restrictive coverage at higher prices than would be offered by the standard market, which is necessary because insureds in the excess and surplus market are generally considered higher risk than those in the standard market. For the year ended December 31, 2004, James River Insurance had $133.4 million in direct written premiums.

Our subsidiary Stonewood Insurance Company writes workers' compensation insurance in North Carolina, primarily for the residential construction industry. Workers' compensation insurance provides coverage for the statutory obligations of employers to pay for medical care and lost wages for employees who are injured in the course of their employment. We focus on the residential construction industry because this hazardous class has relatively high premium rates and we believe we can successfully underwrite these accounts through proactive loss control. This approach requires us to rely on our underwriting and loss control staff to assess the risk of potential insureds. Stonewood Insurance was licensed in late 2003 and began writing business in January 2004. For the year ended December 31, 2004, Stonewood Insurance had $9.2 million in direct written premiums.

Both James River Insurance and Stonewood Insurance are rated "A−" (Excellent) by A.M. Best. "A−" (Excellent) is the fourth highest of 16 A.M. Best ratings. These ratings are based on matters of concern to policyholders but are not designed or intended for use by investors in evaluating our securities.

Our Approach to Our Business

We believe our approach will help us achieve our goal of delivering superior returns to our stockholders. This approach involves the following:

Generate Underwriting Profits.    We intend to generate underwriting profits by minimizing our underwriting expenses and focusing on underwriting specialty insurance risks where we can use our expertise to price and structure policies to minimize our claims expenses.

•	Operate at a Lower Expense Ratio Than Many of Our Competitors. We believe that we are able to achieve a lower expense ratio than many of our competitors because of our assertive management of costs, including commissions. In 2004, our Excess and Surplus Insurance segment had a statutory expense ratio of 19.95%. According to the 2004 edition of Best's Aggregates & Averages — Property/Casualty, from 1999 through 2003, which we believe is the latest data available, the United States excess and surplus lines sector had an average statutory expense ratio of 30.9%.

•	Focus on Specialty Insurance Markets. By focusing on specialty markets in which our underwriters have particular expertise and in which we have fewer competitors than in standard markets, we have greater freedom to price and structure our products and to utilize loss control measures to target maximum profitability. For example, in our Excess and Surplus Insurance segment, we seek an underwriting profit by generally offering a combination of higher prices and more restrictive policy terms than standard carriers. Our insureds, on the other hand, generally present higher risk than that presented by the insureds of standard carriers.

•	Underwrite Each Risk Individually. We believe our goal of earning underwriting profits is best accomplished through careful risk selection combined with a thoughtful approach to setting the terms and conditions of the policies for these risks. We individually underwrite each risk and do not extend underwriting authority to brokers, agents or third parties. Our underwriting team leaders have an average of 27 years of industry experience. A substantial portion of our underwriters' compensation is linked to the underwriting profit produced by the policies they underwrite. This approach has the potential drawback of requiring us to rely heavily on experienced underwriters who can tailor coverages and to be particularly careful in selecting the policies we bind. Our underwriters regularly interact with our claims personnel to aid in underwriting decisions and policy form development. In our Workers' Compensation Insurance segment, we supplement the underwriting process through on-site inspection of insureds and proactive loss control measures.

•	Use Timely and Accurate Data. We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. Our data warehouse collects premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the insured's business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business. We rely on our technology systems in this process.

•	Actively Manage Claims. We believe that actively managing our claims is an important aspect of keeping loss and loss adjustment expenses low and accurately setting reserves. We promptly and thoroughly investigate all claims generally through direct contact with the insured and other affected parties. When we believe claims are not validly covered under the policy form, we vigorously contest payment and are willing to pursue prosecution for claims fraud.

Opportunistically Grow Our Business.    We plan to opportunistically grow our business in markets where we can use our specialized expertise to generate consistent underwriting profits.

•	Expand Existing Operations. We intend to expand our existing insurance operations to increase our market share in our chosen markets. Both our Excess and Surplus Insurance and Workers' Compensation Insurance segments are relatively new, and we believe they can capture more market share. A potential drawback of our specialized approach is that we may be more vulnerable to adverse events that affect the excess and surplus lines and workers' compensation insurance business than companies that have more diversified business.

•	Excess and Surplus Insurance Segment. We seek to grow the business of our Excess and Surplus Insurance segment by taking advantage of opportunities for enhanced product offerings, additional coverages, geographic expansion and increased penetration in our existing markets. We have expanded the Excess and Surplus Insurance segment from seven underwriting divisions at inception to ten divisions at December 31, 2004, added an additional underwriting division in May 2005 and anticipate adding another underwriting division in 2005. We continue to make selective broker appointments which helps drive our market penentration. In 2004, our Excess and Surplus Insurance segment wrote $133.4 million in direct written premiums. A.M. Best estimated total premiums in this market to be $32.8 billion in 2003.

•	Workers' Compensation Insurance Segment. We seek to expand our Workers' Compensation Insurance segment by adding selected agents and achieving greater market penetration. Our Workers' Compensation Insurance segment wrote $9.2 million in direct written premium in 2004, its first year of operation, and we estimate, based in part on 2001 data (the latest we believe to be available) from the North Carolina Rate Bureau, that the North Carolina workers' compensation market for the portions of the construction industry in which we compete is approximately $450 million in direct written premiums.

•	Acquire Additional Specialty Insurance Businesses. We intend to pursue acquisitions of specialty insurance businesses which have particular expertise in operating profitably in their markets. Our management team has significant industry experience in acquisitions of insurance companies and managing general agencies.

Manage Specialized Underwriting and Claims on a Decentralized Basis.    Our holding company structure allows our specialized insurance operations to focus on achieving an underwriting profit in their markets. Our decentralized underwriting and claims handling personnel are able to respond effectively to changing conditions in the particular markets in which they operate. We handle capital raising, mergers and acquisitions, investor and rating agency relations, financial reporting and other support functions at the holding company level. This decentralized approach means our company must make special efforts to ensure the company is coordinated as a whole.

Manage Capital Actively.    We intend to expand our business and capital base to capitalize on opportunities to earn an underwriting profit and reduce our business and capital base if attractive underwriting opportunities are not available. We expect to finance our future operations with a combination of debt and equity and do not intend to seek to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. We may not, however, always be able to raise capital when needed. Our ratings from A.M. Best are very important to us, and maintaining them will be a principal consideration in our decisions regarding capital.

Maintain a Strong Balance Sheet.    We intend to set reserves conservatively and monitor reinsurance recoverables exposure carefully in order to maintain a strong balance sheet. We focus on making our profits from underwriting and do not expect above-market returns or risks in our investment portfolio. As a consequence, our investment returns may not be as high as those earned by some of our competitors. Our balance sheet is not burdened with material legacy liabilities related to loss exposures for years prior to 2003.

Industry Overview

Industry Overview

The property/casualty insurance industry has historically experienced market cycles in which pricing was more or less competitive. However, because casualty claims emerge over time, the industry does not always recognize inadequate pricing until losses emerge and as a result companies have less capital to deploy. The 1990's was a period of particularly intense price competition. Significant industry losses began to emerge in 1998 and throughout 1999. By 2000, price increases and tighter contract terms were widespread as companies reacted to the volume of claims emerging from earlier in the decade and from asbestos and environmental exposures written prior to 1987.

The trend toward higher pricing and narrower coverage accelerated in 2001 when the property/casualty industry experienced severe losses from the September 11, 2001 terrorist attacks. Additionally, the low interest rate environment aided this trend because as investment returns have moderated over the past few years, property/casualty carriers have been forced to adopt more profitable underwriting practices. During 2004 and early 2005, we believe that these trends slowed and that the current insurance market is becoming generally more competitive in terms of pricing and policy terms and conditions. However, we do not believe there is widespread pressure to lower prices in order to retain business.

The excess and surplus lines market generally provides coverage for risks that do not fit the underwriting criteria of standard carriers. Since 2001, we believe that more conservative risk selection in the standard market has caused a significant volume of premium to move from the standard market to the excess and surplus lines market. According to data published by A.M. Best, direct premiums written in the excess and surplus lines market grew by 61.7% to $25.6 billion in 2002 and 28.3% to $32.8 billion in 2003. These totals represent 6.3% and 7.2% of the direct written premiums by the United States property/casualty insurance industry in 2002 and 2003, respectively. Based on data compiled by A.M. Best for the five years ended December 31, 2003, the excess and surplus lines sector had an average combined ratio of 96.8% compared to an average combined ratio of 107.9% for the United States property/casualty insurance industry.

Workers' compensation insurance provides insurance for employers who are statutorily mandated to provide benefits to employees if they are injured in the course of their employment. Workers' compensation was the fourth largest property/casualty insurance line in the United States in 2003, according to A.M. Best, with direct written premiums of approximately $48.3 billion. Volume in the workers' compensation insurance industry increased 14% in 2003 compared to 2002.

We believe the workers' compensation sector followed a pricing cycle that was very similar to the general commercial lines property/casualty industry as described above. According to data compiled by the National Council on Compensation Insurance, Inc., workers' compensation insurance was adversely affected by escalating health care costs and higher indemnity recoveries by injured workers since 1996. By 2000, many workers' compensation insurance companies were reporting poor results and workers' compensation insurance rates began to rise. Within the workers' compensation insurance sector, we focus primarily on the residential construction industry in North Carolina. We have experienced increased competition in 2005, though our submarket within the workers' compensation insurance industry has experienced less volatility over time than the overall workers' compensation market. We estimate, based in part on 2001 data (the latest we believe to be available) from the North Carolina Rate Bureau, that annual premiums for workers' compensation insurance for the construction industry in North Carolina are approximately $450 million.

Business Segments

James River operates in two principal segments: Excess and Surplus Insurance (through our James River Insurance subsidiary) and Workers' Compensation Insurance (through our Stonewood Insurance subsidiary). The following table shows our premiums by segment:

	Year Ended December 31,
	2004			2003
	Direct Written Premiums	Net Written Premiums	Net Earned Premiums	Direct Written Premiums	Net Written Premiums	Net Earned Premiums
	(in thousands)
Excess and Surplus Insurance	$133,354	$112,427	$70,530	$36,764	$27,425	$5,087
Workers' Compensation Insurance	9,185	7,751	5,233	—	—	—
Total	$142,539	$120,178	$75,763	$36,764	$27,425	$5,087

For 2004, the Excess and Surplus Insurance segment had a loss ratio of 62.0% and the Workers' Compensation Insurance segment had a loss ratio 73.5%. Our overall loss ratio was 62.8%.

The amounts presented in this "Business" section do not reflect the impact of the intercompany reinsurance pooling arrangement that allocates our overall insurance results between our insurance companies. For 2004, James River Insurance had a 70% share and Stonewood Insurance had a 30% share of the intercompany pool. For 2005, James River Insurance will have an 80% share and Stonewood Insurance will have a 20% share of the intercompany pool.

Additional financial information regarding our segments is presented in Note 20 of the notes to our 2004 audited consolidated financial statements appearing elsewhere in this prospectus.

Excess and Surplus Insurance

Excess and surplus lines insurance focuses on insureds who generally cannot purchase insurance from standard lines insurers due typically to perceived risk related to their businesses. Our Excess and Surplus Insurance segment reflects the operations of James River Insurance. James River Insurance underwrites property/casualty insurance on an excess and surplus lines basis in 48 states and the District of Columbia. James River Insurance wrote its first policy effective July 1, 2003 and sells its policies through a network of independent wholesale and retail brokers throughout the United States.

Products

James River Insurance's underwriting is organized in 11 underwriting divisions, each of which focuses on a specific industry group or coverage. Every policy issued by James River Insurance is produced by a surplus lines broker and individually underwritten by a James River Insurance underwriter.

Companies that underwrite on an excess and surplus lines basis operate under a different regulatory regime than standard market carriers. Excess and surplus lines carriers are generally permitted to craft the terms of the insurance contract to suit the particular risk they are assuming. Also, excess and surplus lines carriers are, for the most part, free of rate regulation. In contrast, licensed carriers are generally required to use approved insurance forms and to charge rates that have been authorized by or filed with state insurance departments.

James River Insurance writes insurance on both an occurrence form and a claims made and reported form. A policy written on an occurrence form provides coverage to the insured for all losses that were incurred during the coverage period, regardless of when the loss is reported. A policy written on a claims made and reported form provides coverage to the insured only for losses incurred during the coverage period and only if the claim was made and reported to us during a specified reporting period. While it may take many years for us to know the full extent of our loss under a claims made and reported form, that form does provide greater certainty and at an earlier time than alternative forms as to the number of claims to which we are exposed.

Below is a list of our 11 underwriting divisions with their 2004 direct written premiums, maximum policy limit, maximum retained policy limit and 2003 direct written premiums. The Life Sciences division wrote its first policy in May 2005.

	2004 Direct Written Premiums	2004 Maximum Policy Limit	2004 Maximum Retained Policy Limit	2003 Direct Written Premiums
	(in millions)
Allied Health	$25.7	$5.0	$1.0	$8.8
General Casualty	22.4	1.0	1.0	8.2
Excess Casualty	21.6	6.0	0.5	4.3
Manufacturers & Contractors	21.5	1.0	1.0	5.3
Professional Liability	16.8	3.0	1.0	4.9
Primary Property	10.4	19.7	0.5	2.5
Excess Property	6.5	15.0	0.5	2.0
Energy	5.7	5.0	1.0	0.8
Healthcare	1.6	2.0	1.0	—
Environmental	1.2	2.0	1.0	—
Life Sciences	—	—	—	—
	$133.4			$36.8

Allied Health underwrites casualty insurance for allied health and social service types of risks, such as long term care facilities, independent living apartments, group homes, half-way houses and shelters, drug rehab and methadone clinics, home health care and medical staffing enterprises, ambulance companies and non-emergency medical transport companies, durable medical equipment manufacturers and distributors, mental health counselors, adoption and foster placement agencies and medical imaging centers. Physicians are not covered under this division. The underwriter responsible for this unit has 22 years experience in the business. It is most typical for policy limits offered in this coverage to be for $1.0 million per occurrence. Over 95% of the premiums written by our Allied Health division from inception through 2004 have been written on a claims made and reported form. We believe this policy form significantly reduces our long-term exposure in this complicated class of business. In 2004, the division wrote $25.7 million in direct written premiums with an average premium per policy of $27,063.

General Casualty underwrites risks of a wide variety of classes including: mercantile and retail operations, apartments and condominiums with less than 2,000 units, auto parts and auto supply stores, daycare facilities and preschools, equipment service and installation operations, marinas and boatyards, janitorial service providers, manufactured home parks, hotels and motels, refuse and garbage collection companies, restaurants, bars, taverns, schools and vocational training centers, shopping centers, special events, sports camps, sports clinics and sports leagues, temporary employment agencies, vacant commercial properties and assorted owners, landlord and tenant risks. The head underwriter in this division has 18 years of experience. We generally write $1.0 million per occurrence in limits, and we retain the entire $1.0 million limit. Our General Casualty division generated $22.4 million in direct written premiums in 2004. Our average premium per policy in this division was $30,021 in 2004.

Excess Casualty underwrites on a following form basis for a variety of classes of risk, including: amusement parks and recreational facilities, chemical manufacturers and distributors, contractors, contractors' equipment rental facilities, cosmetics and personal care products manufacturers and distributors, food processors, forest product companies, habitational risks including apartments and condominiums, machine shops, manufacturers and installers of heavy industrial equipment, manufacturers of vehicles, boats and rail cars including parts made by these manufacturers, sporting goods manufacturers and distributors, bars, restaurants, taverns and special events. A following form means that we provide coverage for the same risks as, and follow the form of, the primary policy but the coverage is for claims exceeding the policy limits of the primary policy. We utilize a following form to benefit from all of the exclusions, limitations and defenses provided in the primary policy and eliminate the possibility of providing coverage for a risk that the primary policy does not cover. Our excess casualty policies may also include restrictions and exclusions in addition to those in the primary policy. We typically provide between $3.0 million and $5.0 million per occurrence limits above a $1.0 million attachment point. Of this amount, we retain $500,000 exposure per occurrence and cede the balance to our reinsurers. The underwriter who heads this division has 22 years of industry experience. In 2004, we wrote $21.6 million in direct written premiums in this division with an average premium per policy of $22,820.

Manufacturers and Contractors underwrites liability, product liability and completed operations risks of a number of risk classes, including manufacturers of consumer goods, industrial equipment manufacturers and distributors, contractors and commercial goods manufacturers and service providers. Among the risk classifications are: small hand tool manufacturers, small electric appliance manufacturers, clothing manufacturers, food and beverage processors, manufacturers and installers of HVAC systems, manufacturers of machinery, crane rental operations, street and road contractors, chemical distributors including their mixing and blending operations, pump and valve manufacturers and roofing and siding contractors. We typically issue a $1.0 million per occurrence limit in this division and retain the entire risk. The individual overseeing this division has 36 years of industry experience. During 2004, we wrote $21.5 million in direct written premiums in this division. Through 2004, less than 13% of the policy premium for this division came from accounts written on a claims made and reported form. Our average premium per policy in the manufacturers and contractors division was $30,658 in 2004.

Professional Liability underwrites liability risks (including errors and omissions) of accountants, architects, engineers, lawyers and certain other professions. We also offer directors' and officers' liability coverage to small corporate accounts and not-for-profit enterprises. Policy limits offered are generally $1.0 million or lower. We retain $1.0 million per occurrence in this division. The individual who directs our professional liability division has 34 years of industry experience. All of our professional liability coverage is written on a claims made and reported basis. In 2004, we wrote $16.8 million in direct written premiums in the professional liability division. Our average premium per policy was $13,481 in this division in 2004.

Primary Property underwrites classes including property risks of retail chains, shopping centers, offices, healthcare facilities, service and repair facilities, golf and country clubs, restaurants and cafes, vacant properties, recreational facilities, light manufacturing facilities, hotels, motels, resorts and distribution centers. Limits are generally $10.0 million or less per occurrence, of which we retain $500,000 and cede the balance to our reinsurers. The individual supervising this division has 32 years experience in the industry. In 2004, James River Insurance wrote $10.4 million in direct written premium through this division. Our average premium per policy in the primary property division was $13,796 in 2004.

Excess Property underwrites property risks above the primary coverage layer for classes including apartments, condominiums, resorts, municipalities and school boards, retail chains and shopping centers, offices and general commercial properties and property managers. Typical limits are $10.0 million or less. We retain $500,000 per occurrence on these policies and cede the balance to our reinsurers. The underwriter leading our excess property division has 12 years experience in the industry. In 2004, we wrote $6.5 million in direct written premiums in this division with an average premium per policy of $22,109.

Energy underwrites risks of enterprises engaged in the business of energy production or distribution. Examples of classes underwritten by this division include: oil and gas exploration companies, oil or gas well drillers, oilfield consultants, oil or gas lease operators, oil well servicing companies, oil or gas pipeline construction companies, oil refining operations, petrochemical contractors and pipeline managers. The majority of policies written in this division are for limits of $1.0 million per occurrence. The underwriter leading this division has 33 years experience in the business. In 2004, the division wrote $5.7 million in direct written premiums with an average premium per policy of $41,552.

Healthcare underwrites non-standard physicians' malpractice risks of sole practitioners or practitioners who are in a practice group insured by another carrier. Currently, the division underwrites risks in only nine states: Maryland, Virginia, North Carolina, Georgia, Kentucky, Arizona, Colorado, Michigan and Tennessee. Classes covered include: non-surgery practices with only minor invasive treatments, anesthesiology, orthopedics (subject to territorial restrictions as well as exclusive of certain procedures), cardiac surgery, otolaryngology (excluding plastic surgery) and certain other miscellaneous classes. The underwriter leading this division has 30 years of experience. This division is relatively new and direct written premiums volume for 2004 was $1.6 million. Our average premium per policy in this division was $41,313 in 2004. All of the policies written by this division have been issued on a claims made and reported basis.

Environmental underwrites casualty risks for two types of clients. Some of our insureds are general contractors or artisans who we estimate have very little exposure to environmental risks, but who are required, as a matter of contract, to carry some environmental coverage. We write contractors pollution liability in these situations on either a stand alone basis, or in conjunction with a general liability policy issued to the contractor. We also write environmental coverage for contractors who are engaged in environmental related businesses, including: emergency response and emergency response action contractors, site remediation contractors, maintenance contractors and environmental contractors. The underwriter heading our environmental division has 36 years experience in the business. Approximately 93% of our environmental policies written from inception through 2004 carry $1.0 million per occurrence limits. Approximately 52% of our environmental premiums written through 2004 were written on a claims made and reported basis. We generally write environmental coverage for contractors who do not do environmental remediation work on an occurrence form. In 2004, the division wrote $1.2 million in direct written premiums at an average premium per policy of $31,827.

Life Sciences underwrites general liability, products liability and/or professional liability coverage for manufacturers, distributors and developers of pharmaceuticals, biologics (antibodies & vaccines used for the prevention of disease), nutraceuticals (health, nutrition and herbal supplements) and medical devices. Typical policy limits are offered at $1.0 million. The underwriter at the head of this division has five years of experience in the industry. All of the premium written in this division is subject to a claims made and reported form which reduces the long term exposure on these difficult classes of business. This division commenced underwriting in May 2005.

James River Insurance sells policies in 48 states and the District of Columbia. The following table shows James River Insurance's 2004 direct written premiums by state.

State	2004 Direct Written Premiums	% of 2004 Direct Written Premiums
	($ in thousands)
California	$21,627	16.2%
Texas	17,838	13.4
Florida	13,107	9.8
New York	7,675	5.8
Louisiana	5,681	4.3
Georgia	4,783	3.6
All Other States	62,643	46.9
Total	$133,354	100.0%

Marketing and Distribution

James River Insurance markets its products through a select group of licensed excess and surplus lines brokers we believe can consistently produce reasonable volumes of quality business for James River Insurance. These brokers sell policies for us as well as for other insurance companies. For 2004, this group consisted of 149 retail and wholesale brokers. James River Insurance does not grant its brokers any underwriting or claims authority.

Most of our brokers are appointed only for selected classes. When James River Insurance appoints an agency, the appointment does not extend to all employees of the entity. James River Insurance selects its brokers based upon management's review of the experience, knowledge and business plan of each broker. While many of James River Insurance's brokers have more than one office, we evaluate each office as if it were a separate agency. Often, James River Insurance appoints some but not all offices owned by an agency for specialized lines of business. James River Insurance may designate only a specific employee of the broker as having authority under the agreement. We seek brokers with written business plans that are consistent with our strategy and underwriting objectives. Brokers must be able to demonstrate an ability to competently produce both the quality and quantity of business sought by James River Insurance. For our more specialized divisions, we seek to appoint brokers that have a similar focus. Brokers who are unable to produce consistently profitable business, or who produce unacceptably low volumes of business, can be terminated. James River Insurance's underwriters regularly visit with brokers in their offices in order to review policies submitted by that agency, discuss products offered by the James River Insurance and market to these brokers.

James River Insurance's largest single broker, CRC Insurance Services, Inc., produced $32.0 million, or 24.0%, of our excess and surplus lines direct written premiums in 2004. James River Insurance has appointed 12 of CRC's offices as approved brokers. Our second largest broker, Swett & Crawford, produced $14.5 million, or 10.8%, of our excess and surplus lines direct written premiums in 2004. No other broker accounted for more than 10% of our direct written premiums.

In 2004, our Excess and Surplus Insurance segment paid an average commission to producers of 13.9% of direct written premiums. We believe this is lower than the average commission paid by our competitors. We believe that our concentration on hard to place risks, combined with a high level of service permits us to manage our commission expense as part of our overall management of the underwriting process. It is important to us that we maintain excellent relationships with the excess and surplus lines brokers who present business to us. Commissions are an important part of that relationship, but not the sole determining factor in which company ultimately writes business for a broker. James River Insurance has not paid any contingent commission and has not entered into any contingent commission arrangements with any brokers.

Underwriting

James River Insurance's staff included 99 individuals, 54 of whom were directly employed in underwriting policies, at March 14, 2005. We believe our internal business processing systems allow us to maintain a high ratio of underwriters to total employees. We believe our "paperless" environment allows us to engage fewer employees in policy administration.

We are very selective in the policies we bind. James River Insurance binds approximately one in every 11 submissions. We realize all excess and surplus lines applications have already been rejected by the standard market. If our underwriters cannot reasonably expect to bind coverage at the combination of premium and coverage that meets our standards, they are encouraged to quickly move on to another prospective opportunity. For the year ended December 31, 2004, we received 63,107 submissions, quoted 21,082 policies and bound 5,760 policies for a policy to submission ratio of 9.1%.

When we accept risk in our Excess and Surplus Insurance segment, we are careful to establish terms that are suited to the risk and the pricing. As an excess and surplus lines company, James River Insurance uses its freedom of rate and form assertively in order to make it possible to take on risks that have already been rejected by licensed carriers which have determined they cannot insure these risks on approved forms at filed rates.

We attempt to craft policies that offer affordable protection to insureds by tailoring coverages in ways that make potential losses more predictable and keep claims costs affordable. For example, the punitive damage exclusion, which was applied to 83% of written premiums for primary casualty policies we wrote on an excess and surplus lines basis in 2004, reduces our exposure to large jury verdicts. Our "defense inside the limits" clause, which we applied to 57% of our primary casualty premiums written in 2004, means that funds we expend defending an insured against a claim are counted against the total policy limit. Our assault and battery exclusion, which we applied to 48% of our primary casualty premiums written in 2004, makes it more possible for us to quantify possible losses from policies where assault claims might make results highly unpredictable. We have no material exposure to claims from asbestos, lead paint, silica, mold or nuclear, biological or chemical terrorism.

Our underwriters focus on the individual risk to tailor a policy to make the risk insurable at an acceptable price. For example, on a liability policy for an apartment complex we may exclude or put a sublimit on assault and battery occurring at the insured location. Frequently, assault and battery risk is a reason why an apartment complex liability risk might be in the excess and surplus insurance market instead of the standard market. Additionally, we tailor coverage to reflect items disclosed on the policy application. For example, if an application from an apartment complex did not disclose that it had a swimming pool then the policy would carry an endorsement that excluded losses arising from water hazards.

Claims

James River Insurance's claims department consisted of six claims professionals who have an average of 17 years of claims experience in the property/casualty industry as of March 14, 2005. The Senior Vice President of Claims is an attorney with 20 years of claims experience in large commercial and specialty insurance claims. Prior to joining James River Insurance, our head of the claims department was a senior officer in charge of claims for the United States division of a multi-national insurer.

James River Insurance's excess and surplus lines business generally results in claims from premises/operations liability, professional liability, first party property losses and products liability.

We believe the key to effective claims management is timely and thorough claims investigation (which James River Insurance believes results in accurate reserves, improved defenses and proper settlements). We seek to complete all investigations and adjust reserves appropriately as soon as practicable after the receipt of a claim. We seek to manage the number of claims per adjuster to allow adjusters sufficient time to investigate and settle claims. Each quarter senior management reviews each case to ensure that the front-line adjuster has recognized and is addressing the key issues in the case and has adjusted the reserve to the appropriate amount. James River Insurance keeps the settlement authority of its front-line adjusters low to ensure the practice of having two or more members of the department participate in the decision whether to settle or defend. In addition, cases with unusual damage, liability or policy interpretation issues are subjected to peer review on a weekly basis, and members of the underwriting staff participate in this process. Prior to any scheduled mediation or trial of a claim, claims personnel conduct further peer review to make sure all issues and exposures have been adequately analyzed. James River Insurance believes that effective management of litigation avoids delays and associated additional costs.

The claims staff also contributes to James River Insurance's underwriting operations through its interaction with the underwriting staff. The Senior Vice President for Claims heads the forms committee for James River Insurance which reviews and develops all policy forms and exclusions and is also a member of the underwriting review committee.

Workers' Compensation Insurance

Workers' compensation insurance provides coverage to employers to compensate for employees' medical costs, lost wages, vocational rehabilitation and death benefits for work related injuries or illness. The benefits payments and the duration of such benefits are set by statute and vary with the nature and severity of the injury or disease and the wages, occupation and age of the employee. Our Workers' Compensation Insurance segment provides workers' compensation insurance to narrowly-defined, high hazard employers.

Our Workers' Compensation Insurance segment reflects the operations of Stonewood Insurance. Stonewood Insurance was licensed to write insurance in North Carolina in November 2003 and wrote its first policy effective January 1, 2004. Stonewood Insurance sells its policies through a retail network of independent insurance agencies in North Carolina and is an admitted insurer there.

Target Markets

Stonewood Insurance writes workers' compensation insurance for construction industry accounts in North Carolina with a focus on residential construction. Additionally, Stonewood Insurance provides workers' compensation insurance to selected commercial construction and light manufacturing accounts in North Carolina. For 2004, approximately 98% of Stonewood Insurance's direct written premiums were from customers in the residential construction industry. Examples of the types of risks written by Stonewood Insurance include: carpentry, electrical, painting, excavation, masonry, wallboard, plumbing and roofing. Stonewood Insurance's average annual premium was approximately $13,000 in 2004. Our senior management team has an average of 21 years of experience focused on workers' compensation for this sector in North Carolina. C. Kenneth Mitchell, President of Stonewood Insurance Management, is the past Executive Vice President of the North Carolina Home Builders Association, the largest state home builders association in the United States and past President and Chief Executive Officer of the largest writer of workers' compensation insurance in North Carolina.

We focus on workers' compensation for the residential construction industry because our management team has extensive experience and expertise in this class of business in North Carolina. We believe that specialized knowledge in a focused geographic market improves our risk selection, loss control and claims management. This hazardous class of business has relatively high premium rates and we believe we can successfully underwrite these accounts through proactive loss control. We believe that the fact that these operations are hazardous is balanced by the ability of Stonewood Insurance to charge premiums developed for the entire hazardous class while insuring operations we believe are safer than average.

Marketing and Distribution

Stonewood Insurance produced its business through 110 appointed independent agents as of December 31, 2004, 11 of whom were responsible for the majority of Stonewood Insurance's workers' compensation insurance business in 2004. These producers generally are selected on the basis of their ability to access profitable workers' compensation business in the construction industry in North Carolina. Stonewood Insurance focuses on high levels of service for its agents.

Approximately 67% of our workers' compensation policy applications through December 31, 2004 were received through a proprietary internet-based system. Applications received though our internet-based system can be quoted within 24 hours. Additionally, we do not have to re-enter data in our underwriting and policy issuance system which reduces our costs and minimizes errors.

Stonewood Insurance pays commissions which it believes are competitive with other insurance carriers offering similar products and also believes that it delivers prompt, efficient and professional support services. Our Workers' Compensation Insurance segment pays an 8% commission on new and renewal business. Stonewood Insurance has not paid any contingent commissions and has not entered into any contingent commission arrangements with any agent. Our senior management maintains personal contact with the agency force through regular visits to each producer's office. Approximately $1.0 million (11.0%) of Stonewood Insurance's direct written premiums were derived from one agent, SIA Group, Inc., for the year ended December 31, 2004. Stonewood Insurance sets production goals for each agent and agents not making progress toward production targets can be terminated. Stonewood Insurance offers multiple payment plans for insureds including monthly self reporting, a ten payment plan and other installment payment options.

Underwriting

Stonewood Insurance had four employees in its underwriting department with an average of 23 years of underwriting experience, at March 14, 2005. These employees make all underwriting decisions. Our underwriters review each submission individually and develop rates based on our state filed rates and our customized rating model. None of our agents have underwriting or binding authority. Policy applications must include a loss history for all accounts. Our underwriting staff also determines which accounts require loss control inspections prior to binding. All underwriting is conducted in Stonewood Insurance's main office in Raleigh, North Carolina. During the year ended December 31, 2004, we received 3,932 submissions, quoted 2,408 policies and bound 1,031 policies for a policy to submission ratio of 26.2%. Our loss ratio for the Workers' Compensation Insurance segment in 2004, our first year of operation for the segment, was 73.5%.

We underwrite business on a guaranteed cost basis. Guaranteed cost plans allow for fixed premium rates for the term of the insurance policy. Although premium rates are fixed, the final premium on a guaranteed cost plan will vary based on the difference between the estimated payroll at the time the policy is written and the final audited payroll of the customer after the policy expires. Stonewood Insurance's first policy expirations were in January 2005 and it is our policy to audit the payroll for each expired policy. Stonewood Insurance does not offer any loss sensitive policies or policies providing for policyholder dividends. We underwrite workers' compensation insurance only on an occurrence form.

Loss Control

We place a strong emphasis on loss control as an integral part of the underwriting process. Stonewood Insurance has its own experienced loss control department which makes extensive evaluations of potential insureds. Many insureds are inspected prior to binding coverage. The majority of insureds are inspected within 60 days from the effective date of the policy, during which time we may cancel coverage in the event of an unsatisfactory inspection. Stonewood Insurance's management believes that its detailed knowledge of the residential construction industry, bolstered by these inspections, plays an important role in their ability to make informed underwriting decisions. A loss control inspection may result in termination of the policy within the first 60 days based on unsafe worksite practices, increased premium based on information collected in the inspection such as the number of employees or type of work being performed or safety recommendations for the contractor. Many loss control inspections generate follow-up inspections to insure that safety recommendations are implemented.

Our loss control department visits job sites to prepare individual evaluations for our underwriters with respect to the safety practices of our insureds or companies that have applied for coverage. Our staff serves as a resource for our insureds to support the promotion of a safe workplace. Our loss control staff has extensive experience developed from years of serving the construction industry. Our loss control staff consists of four employees with an average of 13 years of experience in the industry. We believe that this experience benefits us by allowing us to serve our insureds more efficiently and effectively. In 2004, our loss control staff conducted 752 inspections. Our loss control staff reviews a potential insured's safety and loss control procedures and provides direct feedback to our underwriting department. Our workers' compensation policies can be canceled within 60 days based on unsatisfactory loss control reports. Our loss control provides improvement recommendations to potential insureds. Whenever possible, our loss control staff conducts large loss investigation visits for traumatic or fatal incidents. Our loss control specialists are located throughout North Carolina.

Claims

Stonewood Insurance's claims staff, consisting of three individuals who have an average of seven years of claims management experience, retains complete authority for handling claims arising from policies issued by Stonewood Insurance. Stonewood Insurance believes that proper handling of workers' compensation claims includes at least three steps:

•	determination of a claimant's eligibility for medical benefits and wage indemnity payments;

•	ascertaining the appropriate medical treatment for an injured or ill claimant, and providing appropriate, cost-effective treatment of covered medical expenses; and

•	returning the claimant to work as soon as the claimant is medically capable of resuming work.

Stonewood Insurance has organized its claims handling process to effectively and efficiently address each of these tasks.

Stonewood Insurance's policy is to initiate a review of each claim within 48 hours of receiving notice thereof. This review is conducted by a member of the claims staff, who develops basic information to determine whether the claim is covered under the policy terms. A typical investigation will include direct contact with the claimant, the claimant's employer and the medical service provider. If the adjuster develops information which suggests the claim may not be covered, additional investigation is commenced. This process may include ordering additional medical exams, surveillance, interviewing witnesses and reviewing police reports. Stonewood Insurance's policy is to promptly pay all sums due under its policies, and to vigorously contest claims it judges to be unwarranted or not covered by its policies.

Medical cost containment is a key to Stonewood Insurance's success as a workers' compensation carrier. Under North Carolina law (where all of Stonewood Insurance's workers' compensation business is currently written), insurance companies have the right to direct medical treatment to the physicians of their choice. The North Carolina Industrial Commission sets a medical fee schedule applicable to workers' compensation related medical treatment. Stonewood Insurance reviews the treatment its claimants receive to assure they are being appropriately treated, consistent with the approach most likely to permit a rapid recovery and return to work. All medical bills are reviewed to assure that Stonewood Insurance has been billed the appropriate amount.

At the outset of each claim which involves both medical and indemnity payments, Stonewood Insurance develops a strategy designed to chart a course to close the claim. To help implement these strategies Stonewood Insurance remains in contact with injured or ill claimants and their medical providers during the entire period of their recovery and works with employers to modify the workers' duties during a period of convalescence.

In the event that a worker suffers a total disability, Stonewood Insurance's policy is to attempt to reach a total settlement of indemnity and medical claims associated with the claim. Final settlements permit Stonewood Insurance to eliminate the uncertainty associated with setting appropriate reserves for long-term medical care and indemnity payments. North Carolina law allows Stonewood Insurance to reach final settlements on workers' compensation cases.

Stonewood Insurance conducts a complete file review on each claim every 30 days. This review process is designed to encourage progress on claims resolution, and to assure that reserves set on each open claim are appropriate and adequate and to review for appropriate medical treatment and return to work strategies.

Reserves

Applicable insurance laws require us to maintain reserves to cover our estimated ultimate losses under insurance policies that we write and for loss adjustment expenses relating to the investigation and settlement of policy claims. The reserve for losses and loss adjustment expenses represents the estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not use discounting (recognition of the time value of money) in establishing our estimated reserve for losses and loss expenses.

When a claim is reported to one of our insurance subsidiaries, our subsidiary's claims department establishes a "case reserve" for the estimated amount of the ultimate payment as promptly as possible after receiving notice of the claim and developing sufficient information to form a judgment about the probable ultimate loss and loss adjustment expense associated with that claim. Case reserves are typically established as soon as practicable after the receipt of the claim. The estimate of the amount of the ultimate loss is based upon various factors such as:

•	the type of loss;

•	the severity of injury or damage;

•	our knowledge of the circumstances surrounding the claim;

•	jurisdiction of the occurrence;

•	policy provisions related to the claim; and

•	benefits defined by statute (for our workers' compensation insurance).

In addition to case reserves, we establish reserves on an aggregate basis to provide for losses and loss expenses that have been incurred but not reported, commonly referred to as "IBNR." Case reserves and IBNR together constitute the total reserve for losses and loss adjustment expenses. Our corporate actuary reviews our reserve for losses and loss adjustment expenses each quarter.

The reserve for losses and loss adjustment expenses is estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. We have limited historical loss information available in making loss reserve estimates. Several actuarial methods are utilized in the loss reserve estimates with an emphasis on two methods. One of the primary methods utilizes management's initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns for losses based on insurance industry data and our actual reported losses and loss adjustment expenses to estimate the reserve. The other primary method estimates the reserve by applying an expected loss ratio to net earned premiums by line of business. Because we have limited historical experience, we have generally selected the method that yields the highest reserve for each line of business in calculating the aggregate reserve for losses and loss adjustment expenses at December 31, 2004. There is inherent uncertainty in estimating the reserve for losses and loss adjustment expenses. Although we believe that the reserve for losses and loss adjustment expenses is reasonable, it is possible that our actual incurred losses and loss adjustment expenses will not conform to the assumptions inherent in the determination of these reserves. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting patterns for losses could differ from the expected reporting patterns based on industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. These estimates are regularly reviewed by management and are adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Although many factors influence the actual cost of claims and our corresponding reserve estimates, we do not measure and estimate values for all of these variables individually. This is because many of the factors that are known to impact the cost of claims cannot be measured directly, such as the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on our historical experience or industry information to estimate values for the variables that are explicitly used in our reserve analyses. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analysis to quantify the necessary adjustments.

The establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. We regularly analyze our reserves and review our pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated.

Our corporate actuary is a Fellow of the Casualty Actuarial Society and Member of the American Academy of Actuaries. The duties of the corporate actuary include but are not limited to:

•	performing an actuarial analysis of loss and loss expense reserves on a quarterly basis;

•	assisting our underwriting department in evaluating pricing adequacy;

•	signing the annual Statement of Actuarial Opinion for each of our insurance subsidiaries, filed with insurance regulators; and

•	monitoring and evaluating catastrophe exposures associated with our book of insurance business.

Additionally, an independent actuarial consultant reviews our reserves annually.

The following table provides a reconciliation of the beginning and ending reserve balances for loss and loss adjustment expenses (LAE), net of reinsurance, to the gross amounts reported in the balance sheet.

	Year Ended December 31,
	2004	2003
	(in thousands)
Reserve for losses and LAE net of reinsurance recoverables at beginning of year	$3,183	$—
Incurred losses and LAE net of reinsurance:
Current year	47,744	3,372
Prior years	(156)	—
Total incurred losses and LAE	47,588	3,372
Loss and LAE payments net of reinsurance:
Current year	3,402	189
Prior years	326	—
Total loss and LAE payments	3,728	189
Reserve for losses and LAE net of reinsurance recoverables at end of year	47,043	3,183
Reinsurance recoverables on unpaid losses and LAE at end of year	15,200	14,234
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE at end of year	$62,243	$17,417

The foregoing reconciliation shows a $156,000 redundancy developed in 2004 on the reserve for losses and LAE held at December 31, 2003.

At December 31, 2004 and 2003, reinsurance recoverables related to the business written by Fidelity prior to the date that we acquired that company totaled $4.5 million and $13.3 million, respectively. All reinsurance recoverables related to business written by Fidelity prior to the acquisition date are secured by a trust account established by American Empire for which we are the beneficiary. As additional security, Great American Insurance Company, an affiliate of American Empire, has irrevocably and unconditionally guaranteed the performance by American Empire of all of its obligations under the reinsurance agreement and the trust agreement.

We have not provided insurance coverage that could reasonably be expected to produce material levels of asbestos claims activity. In addition, we believe we are not exposed to any environmental liability claims other than those which we have specifically underwritten and priced as an environmental exposure.

No environmental or asbestos claims have been reported on insurance coverages effective July 1, 2003 or later. Any asbestos or environmental exposure on policies issued by Fidelity prior to July 1, 2003 are subject to the reinsurance agreement and the trust agreement with American Empire. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Acquisition Summary."

Shown below is the loss development for business written each year from 2003 through 2004. The table portrays the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year.

The first line of the table shows, for the years indicated, our net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 2003, we estimated that $3.183 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 2003, whether reported or unreported to us. The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $3.183 million as of December 31, 2003, by the end of 2004 (one year later), $228,000 had actually been paid in settlement of the claims which pertain to the reserve as of December 31, 2003.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $3.183 million was re-estimated to be $3.027 million at December 31, 2004. An increase or decrease from the original estimate can generally be attributed to a combination of factors, including: (1) claims being settled for amounts different than originally estimated, (2) reserves being increased or decreased for claims remaining open as more information becomes known about those individual claims and (3) more or fewer claims being reported after December 31, 2003 than had occurred prior to that date.

The "net cumulative redundancy/(deficiency)" represents, as of December 31, 2004, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate. For example, as of December 31, 2004 and based upon updated information, we re-estimated that the reserves which were established as of December 31, 2003 were $156,000 redundant.

The bottom part of the table shows the impact of reinsurance reconciling the net reserves shown in the upper portion of the table to gross reserves.

	Year Ended December 31,
	2003	2004
	(in thousands)
Net liability for losses and loss adjustment expenses as originally estimated:	$3,183	$47,043
Net cumulative payments as of:
One year later	228
Net liability re-estimated as of:
One year later	3,027
Net cumulative redundancy/(deficiency)	156
Gross liability for losses and loss adjustment expenses as originally estimated:
Net liability for losses and loss adjustment expenses	$3,183	$47,043
Ceded liability for losses and loss adjustment expenses	14,234	15,200
Gross liability for losses and loss adjustment expenses	$17,417	$62,243
As re-estimated:
Net liability for losses and loss adjustment expenses re-estimated	$3,027
Ceded liability for losses and loss adjustment expenses re-estimated	10,477
Gross liability for losses and loss adjustment expenses re-estimated	$13,504
Gross cumulative redundancy/(deficiency)	$3,913

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential losses arising from large risks and to provide additional capacity for growth. Reinsurance involves an insurance company transferring, or "ceding," a portion of its exposure on a risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of liability to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

Our reinsurance is contracted under excess of loss and quota-share reinsurance contracts. Through June 30, 2004, we retained approximately $500,000 per risk for all coverages under our excess of loss reinsurance except for primary casualty coverages, for which we retained $405,000 per risk. Effective July 1, 2004, we increased the retention on our primary casualty excess of loss reinsurance treaty at James River Insurance to $1.0 million. The retentions remained at approximately $500,000 on the other excess of loss reinsurance treaties at James River Insurance that we renewed effective July 1, 2004 and on all business written by Stonewood Insurance.

The following is a summary of our reinsurance program:

Line of Business	Company Policy Limit	Reinsurance Coverage	Company Retention
Property	Up to $15.0 million per risk	$14.5 million excess of $500,000	$500,000 per risk

Primary Casualty	Up to $4.0 million per occurrence	$3.0 million excess of $1.0 million (1)	$1.0 million per occurrence
Excess Casualty	Up to $5.0 million per occurrence	Variable quota share (2)	$500,000 per occurrence, except as described in note (2) below
Workers' Compensation	Unlimited (benefits are prescribed by statute)	$19.5 million excess of $500,000 per occurrence, with maximum of $9.5 million on any one injured worker	$500,000 per occurrence and losses above $20.0 million per occurrence and above $10.0 million on any one life

(1)	Reinsurance is not applicable to policies with per occurrence limit of $1.0 million or less on the primary casualty.

(2)	Reinsurance is not applicable to any individual policy with a per occurrence limit of less than $1.0 million. For policies with a per occurrence limit of $1.0 million or higher, the quota share ceding percentage varies such that the retention is always $500,000. For example, for a $1.0 million limit excess policy, our retention would be 50%, whereas for a $5.0 million limit excess policy, our retention would be 10%. For policies for which we also write an underlying primary limit, the retention on the excess policy is 10% of the first $1.0 million of loss irrespective of the excess limit.

We have a property reinsurance treaty that covers our per occurrence exposure to terrorism as provided under the Terrorism Risk Insurance Act of 2002. The treaty covers $13.0 million excess of $2.0 million per risk.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligation could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. In formulating our reinsurance programs, we are selective in our choice of reinsurers and we consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, our security committee, consisting of our Chief Financial

Officer and our corporate actuary, evaluates the acceptability and reviews the financial condition of each reinsurer annually. In addition, our security committee continually monitors rating downgrades involving any of our reinsurers. At December 31, 2004, all reinsurance contracts that our insurance subsidiaries were party to were either with companies with A.M. Best ratings of "A−" (Excellent) or better or were collateralized by the trust agreement with American Empire, which is described below. At December 31, 2004, there was no allowance for uncollectible reinsurance.

At December 31, 2004, we had reinsurance recoverables on unpaid losses of $15.2 million. There were no recoverables on paid losses at December 31, 2004. The following is a summary of our top five reinsurers, based on net amount recoverable, as of December 31, 2004:

Reinsurer	A.M. Best Rating as of December 31, 2004	Net Amount Recoverable as of December 31, 2004	Prepaid Premiums as of December 31, 2004	Net Amount Recoverable as a Percentage of Reinsurance Recoverable	Net Amount Recoverable as a Percentage of Total Assets
	($ in thousands)
Berkley Insurance Company	A	$3,157	$3,875	20.8%	1.2%
American Empire Surplus Lines Insurance Company	A	$2,618	—	17.2%	1.0%
XL Reinsurance America, Inc.	A+	$2,194	$2,328	14.4%	0.8%
Aspen Insurance UK Limited	A	$1,839	$2,246	12.1%	0.7%
Employers Reinsurance Corporation	A	$1,030	$1,261	6.8%	0.4%

We did not have reinsurance recoverables greater than $1.0 million at December 31, 2004 from any reinsurers other than the five listed above.

At the time of our acquisition of Fidelity, Fidelity had a reinsurance agreement with its parent, American Empire. Under the reinsurance agreement, Fidelity ceded all of its liabilities on all insurance business it wrote or assumed through June 30, 2003 to American Empire. American Empire and Fidelity also entered into a trust agreement, under which American Empire established a trust account with Fidelity as the beneficiary. Under the trust agreement, American Empire must maintain assets with a current fair value greater than or equal to the ultimate net aggregate losses recoverable under the reinsurance agreement. At December 31, 2004, trust assets of $7.7 million exceeded the ultimate net aggregate losses recoverable under the reinsurance agreement, as required by the trust agreement. The trust assets are limited to cash and investments permitted by Ohio insurance laws. None of the trust assets can be in capital stock or in fixed income securities that are below investment grade. As additional security, Great American Insurance Company, an affiliate of American Empire, has irrevocably and unconditionally guaranteed the performance by American Empire of all of its obligations under the reinsurance agreement and trust agreement. American Empire and Great American Insurance Company are each rated "A" (Excellent) by A.M. Best.

We use computer models to analyze the risk of severe losses from hurricanes and earthquakes. We measure exposure to these catastrophe losses in terms of probable maximum loss, which is an estimate of the highest amount we would expect to pay on our property portfolio in any one catastrophe event over a specified period of time (referred to as the return period). When managing our catastrophe exposure, we focus on the 100 year and the 250 year return periods, which are the worst events we would expect to suffer over 100 years and 250 years, respectively. We manage this probable maximum loss by purchasing catastrophe reinsurance coverage. Effective June 1, 2004, we purchased catastrophe reinsurance coverage of $5.0 million per event in excess of our $2.0 million per event retention. Effective June 1, 2005, we increased our catastrophe reinsurance coverage to $36.0 million per event in excess of our $2.0 million per event retention.

Our primary catastrophic risk is structural property exposures as a result of hurricanes, tornados, hail storms, winter storms and freezing. Our strategy is to generally write hurricane exposed business mainly on an excess basis over another carrier's primary policy, allowing us to avoid the high frequency losses that do not exceed the primary policies' insurance limits.

The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred in conjunction with the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss.

At December 31, 2004, prepaid reinsurance premiums to three reinsurers totaled $3.9 million, $2.3 million and $2.2 million, representing approximately 70.4% of the balance.

Effective January 1, 2005, James River Insurance entered into a quota share reinsurance contract with Hannover Reinsurance (Ireland) Limited and E+S Reinsurance (Ireland) Ltd., each of which is rated "A" (Excellent) by A.M. Best. James River Insurance entered into the quota share reinsurance contract to transfer a portion of the risk related to certain lines of business. By transferring risk to the reinsurers, James River Insurance also reduced the amount of capital required to support its operations. Under terms of the agreement, James River Insurance will cede a portion of its other liability occurrence and primary property lines of business, which includes business written by the General Casualty, Manufacturers and Contractors and Primary Property divisions. James River Insurance receives a 25% ceding commission and pays a reinsurer margin of 4.5%. The ceding commission cannot be reduced, although James River Insurance is under certain circumstances based on underwriting results, entitled to an additional profit contingent commission up to an amount equal to all of the reinsurer's profits above the margin. James River Insurance maintains a funds-held account which is credited interest at 3.75% annually. The contract has a loss ratio cap of 115%, which means that we cannot cede any losses in excess of a 115% loss ratio to the reinsurer. The contract has no impact on revenues or earnings for 2004 or on our statutory surplus or GAAP equity at December 31, 2004. For the impact on our results for the three months ended March 31, 2005, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview."

Investments

Investment income is an important component of our earnings. We collect premiums and hold a portion of these funds in reserves until claims are paid. We invest these reserves. In the years that we make an underwriting profit, we are able to retain all investment income. Underwriting losses require us to dedicate a portion of our investment income or capital to cover insurance claims and expenses associated with writing insurance.

Our policy is to invest primarily in high quality fixed maturity securities with a focus on preservation of capital and a secondary focus on maximizing our risk adjusted investment returns. Investment policy is set by the Investment Committee of the board of directors, subject to limits of applicable regulations. Our investment policy is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiaries are subject. The policy imposes stringent diversification rules to minimize our potential exposure to any one business sector. The policy also imposes strict requirements for credit quality, as all securities must be investment grade securities when purchased, with a minimum of 90% of our fixed maturity securities being rated "A−" or higher by Standard & Poor's or the equivalent rating from another nationally recognized rating agency. Our investment portfolio is managed by two investment advisors, Earnest Partners LLC and General Re-New England Asset Management, Inc., that operate under guidelines approved by our Investment Committee. A member of our board of directors, Matthew Bronfman, is a partner of Earnest Partners. Both of our investment advisors operate under the same arms-length fee structure. Our Investment Committee meets periodically and reports to our board of directors.

Our cash and invested assets consist of fixed maturity securities, short-term investments, cash and cash equivalents and a bond mutual fund (classified as an equity security on the balance sheet). At December 31, 2004, our investments in fixed maturity securities had a carrying value and fair value of $172.7 million. Our fixed maturity securities and equity securities are classified as "available-for-sale" and are carried at fair value with unrealized gains and losses on these securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). Fair value generally represents quoted market value prices for securities traded in the public market or prices analytically determined using bid or closing prices for securities not traded in the public marketplace. Short-term investments are reported at cost and include investments both readily convertible to known amounts of cash and having maturities of 12 months or less upon acquisition by us.

Our short-term investments were $4.6 million and our cash and cash equivalents were $15.6 million at December 31, 2004. The percentage of our cash and invested assets in cash and short-term investments was 10.4% at December 31, 2004 compared to 25.5% at December 31, 2003. Because the appointment of investment managers was done late in 2003, short-term investments and cash and cash equivalents at December 31, 2003 were a larger percentage of total cash and invested assets than we currently maintain.

The amortized cost and fair value of our investments in fixed maturity securities at December 31, 2004 follows:

	Amortized Cost	Fair Value	Percentage of Total Fair Value
	($ in thousands)
Corporate	$55,709	$55,710	32.2%
U. S. Treasury Securities and Obligations of U.S. Government Agencies	37,856	37,647	21.8%
State and Municipal	33,068	33,064	19.1%
Mortgage-backed	31,091	31,189	18.1%
Asset-backed	15,165	15,121	8.8%
Total	$172,889	$172,731	100.0%

The amortized cost and fair value of our investments in fixed maturity securities at December 31, 2004, summarized by stated maturities follows:

	Amortized Cost	Fair Value	Percentage of Total Fair Value
	($ in thousands)
Maturity:
Due in 2005	$2,149	$2,149	1.2%
Due in 2006-2009	63,861	63,608	36.8%
Due in 2010-2014	41,605	41,596	24.1%
Due after 2014	19,018	19,068	11.0%
Mortgage-backed	31,091	31,189	18.1%
Asset-backed	15,165	15,121	8.8%
Total	$172,889	$172,731	100.0%

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

We evaluate our investments regularly to determine whether there are declines in value that are other-than-temporary. When we determine that a security has experienced an other-than-temporary impairment, the impairment loss is recognized as a realized investment loss. The factors that we consider in evaluating whether such an other-than-temporary impairment has occurred include the amount and percentage that fair value is below amortized cost, the length of time that fair value has been below amortized cost and the credit quality ratings for the security, with a special emphasis on securities downgraded below investment grade.

The following table shows our gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	As of December 31, 2004
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
Fixed maturity securities:
Corporate	$32,242	$(265)	$2,138	$(57)	$34,380	$(322)
U.S. treasury securities and obligations of U.S. government agencies	19,334	(136)	6,932	(220)	26,266	(356)
State and municipal	13,103	(87)	1,099	(9)	14,202	(96)
Mortgage-backed	8,988	(92)	—	—	8,988	(92)
Asset-backed	10,072	(88)	—	—	10,072	(88)
	83,739	(668)	10,169	(286)	93,908	(954)
Equity securities	2,290	(10)	—	—	2,290	(10)
Total	$86,029	$(678)	$10,169	$(286)	$96,198	$(964)

The majority of the unrealized losses on fixed maturity securities is interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2004 has a fair value that is greater than 93.0% of its carrying value. Of the nine securities that have been in an unrealized loss position for 12 months or longer, six securities are United States treasury securities or obligations of United States government agencies securities and each of the remaining three securities has a fair value that is greater than 97.0% of its carrying value. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. The unrealized losses related to equity securities are the result of changes in interest rates. Based on our review of the factors above, no securities are considered to be other than temporarily impaired.

As of December 31, 2004, our fixed maturity security portfolio contained $31.2 million (18.1%) of mortgage-backed securities. All of these securities are rated Class I by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) and are primarily issued by government and government-related agencies, are publicly traded and have market values obtained from an external pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment.

Mortgage-backed securities (MBSs), including collateralized mortgage obligations, are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. As a result, during periods of falling interest rates, proceeds from such prepayments generally must be reinvested at lower prevailing yields. In addition, MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. Conversely, during periods of rising interest rates, the rate of prepayments generally slows. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayments. In order to mitigate these risks, approximately 75.9% of the MBSs we held at December 31, 2004 were either a category of MBSs known as planned amortization class bonds or agency pass-through certificates with 15-year or shorter final maturities, the average life of which is less sensitive to fluctuations in interest rates. The remainder of the MBSs we held were primarily agency pass-through certificates with 30-year final maturities. Our investment portfolio does not permit us to own, and we do not own, any interest only, principal only or residual tranches of MBSs.

The following table sets forth the composition of the Company's portfolio of fixed maturity securities by rating as of December 31, 2004:

Standard and Poor's or Equivalent Designation	Securities Valuation Office Designation	Fair Value	% of Fair Value
		($ in thousands)
AAA	1	$104,908	60.8%
AA	1	22,490	13.0%
A	1	42,877	24.8%
BBB	2	2,456	1.4%
Total		$172,731	100.0%

In May 2005, Standard & Poor's downgraded two bonds in our portfolio, issued by GMAC and Ford Motor Credit, from "BBB−" to "BB" and "BB+", respectively. These bonds mature in 2011.

At December 31, 2004, our portfolio of fixed maturity securities contained corporate fixed maturity securities with a fair value of $55.7 million. The following is a summary of these securities by industry segment as of December 31, 2004:

Segment	Fair Value	% of Fair Value
	($ in thousands)
Industrial	$28,221	50.7%
Financial	18,434	33.1%
Utilities	9,055	16.2%
Total	$55,710	100.0%

At December 31, 2004 and 2003, investments with a fair value of $9.4 million and $7.6 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Information Technology

As a new company, we had the opportunity to design the architecture for our information systems in a fashion that would allow us to reduce our administrative costs and provide us with useful, reliable, real-time information. Both of our insurance company subsidiaries operate in a "paperless" environment, which eliminates the costs of printing, storing and handling thousands of documents each week. Moreover, by maintaining electronic files on each account, we have been able to facilitate clear communication among personnel responsible for handling matters related to underwriting, servicing and claims as each has access to full information regarding the account.

Our decentralized approach to managing our business allows us the flexibility to permit each business segment to acquire or construct its own policy management system. Consequently, our workers' compensation unit and our excess and surplus lines units, whose businesses are very different, each use policy management systems that permit them to tailor their work to the type of polices they underwrite. This approach promotes better service and more efficient underwriting. Both business segments have embraced a web-based platform approach to acquiring business. When a web-platform is utilized, an agent enters policy application information on a web-site controlled by one of our insurance company subsidiaries, and the information entered by the agent is automatically transferred to our underwriting system. This eliminates costly data-entry steps in our underwriting process and permits the underwriter to focus on underwriting the account accurately and rapidly. We are currently testing a web-based platform for certain of our excess and surplus lines divisions.

From our inception, we have been intent on capturing and analyzing our data and building, over time, a robust repository of information we can continually use to improve our decision making. We refer to this repository as our data warehouse. At the same time, we recognize the importance of permitting the business segments to utilize policy management programs that are suited to their business and that no single policy management system is appropriate across specialty disciplines. Our approach is to place the data warehouse behind the policy management systems that are selected by our business segments. While we are still in the build-out phase of the data warehouse, our design permits us to capture all premium, claims and other policy information collected by the policy management systems at our subsidiaries. The data warehouse is easily searchable, collects and names information in a consistent format and will eventually contain most of underwriting or claims information we collect at every level. The data warehouse permits us flexibility with regard to analyzing our business by segment or in the aggregate. As we collect more information, we expect the data warehouse will prove to be a competitive advantage for us.

Competition

The property/casualty insurance industry is highly competitive. We compete with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than we do. We also may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. James River Insurance and Stonewood Insurance each currently have a rating from A.M. Best of "A−" (Excellent). Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

Today, our primary competitors in the excess and surplus lines sector are Scottsdale Insurance Company (Nationwide Mutual Insurance Company), Markel Corporation, Burlington Insurance Group, Admiral Insurance Company (W. R. Berkley Corporation), Colony Insurance Company (The Argonaut Group) and RLI Corp.

We believe James River Insurance has several competitive advantages. James River Insurance has a low cost expense structure and a dual distribution system including retail and wholesale insurance agents. We focus on individually underwritten risks which provide us with the ability to tailor coverage and pricing on each individual risk. We focus on data collection and analysis and benefit from having no material exposure to legacy insurance issues such as asbestos or construction defect coverage.

Our primary competitors in the workers' compensation insurance sector are Builders Mutual Insurance Company, Key Risk (W. R. Berkley Corporation) and Amerisure. We generally compete on the basis of service, as most market competitors have maintained both pricing and underwriting discipline.

We believe Stonewood Insurance has several competitive advantages. For policy applications submitted through our proprietary internet-based portal, we can provide pricing indications within 24 hours. We believe this is significantly faster than our primary competitors. We are able to significantly improve our efficiency for applications submitted through this system because this data does not have to be re-entered into our underwriting system. In addition our system allows agents to automatically generate customized proposals for insureds. Each agent may also access web-based policy information for all of the business they place with Stonewood Insurance. In addition, unlike a major competitor, Stonewood Insurance does not require insureds to join the North Carolina Home Builders Association. We believe this represents a $500 or greater average savings to our policyholders relative to that competitor.

Ratings

A.M. Best, which rates insurance companies based on factors of concern to policyholders, rates each of our insurance subsidiaries. Our insurance subsidiaries have a rating of "A−" (Excellent) from A.M. Best. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from "A++" (Superior) to "S" (Rating Suspended). "A−" (Excellent) is the fourth highest rating. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company's securities.

Employees

As of March 14, 2005, we had 127 employees, six of whom were employed by James River, 99 of whom were employed by James River Insurance and 22 of whom were employed by Stonewood Insurance. All of the James River Insurance and Stonewood Insurance employees are employed through arrangements with James River Management Company and Stonewood Insurance Management Company, respectively. We are not a party to any collective bargaining agreements, and we believe that our relations with employees are good.

Facilities

Our executive offices are located in approximately 2,916 square feet of office space in Chapel Hill, North Carolina, which James River leases for annual rent of approximately $70,000. The term of the lease runs through 2008.

Our insurance operations are located in Richmond, Virginia and Raleigh, North Carolina. James River Insurance operates out of the Richmond office which occupies approximately 27,685 square feet. The lease for this space expires in 2008. The annual rent under this lease is approximately $453,000.

Stonewood Insurance operates out of the Raleigh office which occupies approximately 8,350 square feet. The lease for this space expires in 2009 and is renewable for a period of up to three years. The annual rent under this lease is approximately $145,000.

We believe that our facilities are adequate for our current needs.

Legal Proceedings

We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

REGULATION

Insurance Regulation

We are regulated by insurance regulatory agencies in the states in which we conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing the types and amounts of investments.

Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (NAIC) and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways.

Among the various legislative changes that state legislatures have considered during the past several years, commercial lines deregulation initiatives have been adopted in many states. In some states, the deregulation of commercial lines generally enables admitted insurers to underwrite certain commercial property/casualty risks without the necessity of obtaining prior approval for rates and/or forms, although the content of policy forms is still regulated. In other states, the terms and conditions of commercial insurance policy forms have been deregulated. The deregulation of commercial lines may permit risks that would not otherwise be considered attractive by standard market carriers to be underwritten by such carriers using forms and rates that are attractive to them. In such states, competition in our property/casualty markets could increase.

The U.S. Congress has been considering a variety of proposals that would increase the level of federal involvement in insurance regulation. One proposal — the State Modernization and Regulatory Transparency ("SMART") Act — would use federal preemption and/or revenue penalties to induce states to adopt and conform to uniform regulatory standards. As of early July 2005, a revised SMART Act text had not yet been released but a revised bill may be released during the summer of 2005. Congress has also considered and discussed so-called optional federal charter proposals. In general, such proposals would afford insurers the option to be regulated at the state level or at the federal level. It is possible that federal solvency and financial standards would preempt state standards in these areas. It is less clear whether and to what extent state market conduct and rate/form regulation would survive with respect to insurers holding federal charters. Accordingly, we are not able to predict the effect of these federal legislative initiatives on the level of competition we may face or on our results of operations.

Required Licensing

James River Insurance is duly organized under the laws of Ohio and is authorized (licensed) in Ohio to transact certain lines of property/casualty insurance. This license is in good standing. Insurance licenses are issued by state insurance regulators upon application and may be of perpetual duration or may require periodic renewal. We must apply for and obtain appropriate new licenses before we can expand into a new state on an admitted basis or offer new lines of insurance that require separate or additional licensing.

In most states, James River Insurance operates on a surplus lines basis. James River Insurance currently operates on a surplus lines basis in 48 states and the District of Columbia. While James River Insurance does not have to apply for and maintain a license in those states, it is subject to maintaining suitability standards or approval under each particular state's surplus lines laws to be included as an approved surplus lines carrier. James River Insurance maintains surplus line approvals in all states except Ohio, where it is admitted, and New Hampshire. In states in which it operates on a surplus line basis, James River Insurance has freedom of rate and form on the majority of its business. This means that James River Insurance can implement a change in policy form, underwriting guidelines, or rates for a product on an immediate basis without regulatory approval.

All insurance is written through licensed agents and brokers. In states in which we operate on a non-admitted basis, general agents and their retail insurance brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

Stonewood Insurance operates on an admitted basis in its home state of North Carolina.

Insurers operating on an admitted basis must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, including North Carolina, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory.

Insurance Holding Company Regulation

We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance subsidiaries conduct business. These statutes require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system domiciled in that state. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer.

James River Insurance and Stonewood Insurance are parties to an intercompany reinsurance pooling agreement between the two companies. This intercompany reinsurance pooling agreement became effective on January 1, 2004. For 2004, the agreement called for a pooling of all business written by the companies on or after January 1, 2004 and an allocation of 70.0% of the pooled premiums, loss and loss adjustment expenses and operating expenses to James River Insurance and 30.0% to Stonewood Insurance. Development on the December 31, 2003 reserves for losses and loss adjustment expenses was also allocated 70.0% to James River Insurance and 30.0% to Stonewood Insurance. Effective January 1, 2005, this intercompany reinsurance pooling agreement was terminated and the two companies entered into a new pooling agreement that calls for a pooling of all business written by the companies on or after January 1, 2005 and an allocation of 80.0% of the pooled premiums, loss and loss adjustment expenses and operating expenses to James River Insurance and 20.0% to Stonewood Insurance. Development on the December 31, 2004 reserves for losses and loss adjustment expenses is also allocated 80.0% to James River Insurance and 20.0% to Stonewood Insurance.

Restrictions on Paying Dividends

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our insurance subsidiaries. State insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Further, prior approval from the insurance departments of our insurance subsidiaries' state of domicile generally is required in order for our insurance subsidiaries to declare and pay "extraordinary dividends" to us. Ohio defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurer's surplus as of the preceding December 31st, or the insurer's net income for the 12 month period ending the preceding December 31st, excluding realized capital gains, in each case determined in accordance with statutory accounting practices. North Carolina defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the lesser of 10% of the insurer's surplus as of the preceding December 31st, or the insurer's net income for the 12 month period ending the preceding December 31st, in each case determined in accordance with statutory accounting practices. Stonewood Insurance cannot currently pay any dividend without prior approval of the North Carolina Department of Insurance pursuant to the dividend limitations under North Carolina law. The maximum amount of dividends James River Insurance can pay us during 2005 without regulatory approval is $5.8 million. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

Guaranty Funds

Under state insurance guaranty fund laws, insurers doing business on an admitted basis in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Currently, we only conduct insurance on an admitted basis in North Carolina through Stonewood Insurance. The maximum contribution required by North Carolina law in any one year is 2.0% of a company's net direct written premium written in the state for the preceding calendar year on the types of insurance covered by the fund. In North Carolina, guaranty fund assessments are partially recoverable through future offsets to state premium tax liability. James River Insurance is licensed in Ohio but is currently not subject to guaranty fund assessments in Ohio because we do not write any premium in that state. Except for New Jersey, the business that we write on a surplus line basis is not subject to state guaranty fund assessments.

Investment Regulation

Our insurance subsidiaries are subject to state laws which require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Restrictions on Cancellation, Non-Renewal or Withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Some state statutes may explicitly or by interpretation, apply these restrictions to insurers operating on a surplus line basis.

Licensing of Our Employees and Adjustors

In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and employees of the Company and are not required to be licensed agents. Approximately nine of our employees currently maintain requisite licenses for these activities in most states in which we conduct business.

Privacy Regulations

In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information.

Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. The NAIC has adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted provisions similar to those promulgated by the NAIC regarding the safeguarding of customer information. We have adopted a privacy policy for safeguarding customer information and our insurance subsidiaries follow procedures pertaining to applicable customers to comply with the Gramm-Leach-Bliley related privacy requirements.

Trade Practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising; unfair discrimination, rebating and false statements. We set business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Quarterly and Annual Financial Reporting

Our insurance subsidiaries are required to file quarterly and annual financial reports with state insurance regulators utilizing statutory accounting practices (SAP) rather than generally accepted accounting principles (GAAP). In keeping with the intent to assure policyholder protection, SAP emphasize solvency considerations. For a summary of the significant differences for our insurance subsidiaries between SAP and GAAP, see Note 22 to our audited consolidated financial statements included in this prospectus.

Periodic Financial and Market Conduct Examinations

The insurance departments of our insurance subsidiaries states of domicile conduct on-site visits and examinations of the affairs of our insurance subsidiaries, including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or target examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and in that connection to restrict or rescind licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations. The North Carolina Department of Insurance commenced a financial examination of Stonewood Insurance in March 2005. The examination is ongoing. We have been notified that the Ohio Department of Insurance anticipates commencing a financial examination of James River Insurance in the third quarter of 2005.

Investigation of Broker Compensation Practices

The recent investigations and legal actions brought by the New York State Attorney General and others relating to broker compensation practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, are likely to result in potentially far-reaching changes in industry broker compensation practices. We do not pay and have not paid contingent commissions to our brokers and agents. However, market practices are still evolving in response to these developments, and we cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with brokers and agents or our commission rates.

Risk-Based Capital

Risk-based capital (RBC) requirements laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. Regulators use RBC to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2004, our insurance subsidiaries maintained RBC levels in excess of amounts that would require any corrective actions on our part.

IRIS Ratios

The NAIC Insurance Regulatory Information System or IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

As of December 31, 2004, James River Insurance had three IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Change in Net Writings	−33% to 33%	182.0%	Company only wrote business for half of 2003.
Investment Yield	4.5% to 10.0%	3.0%	Low current yields for high quality investments.
Change in Policyholder Surplus	Less than 50%	51.0%	Company made significant capital contributions.

As of December 31, 2004, Stonewood Insurance had three IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Change in Net Writings	−33% to 33%	999.0%	No premium written in 2003.
Investment Yield	4.5% to 10.0%	2.7%	Low current market yields for high quality investments.
Liabilities to Liquid Assets	Less than 105%	150.0%	Funds held balance on intercompany reinsurance arrangement inflated ratio.

Our results for these ratios are attributable to the significant growth in premiums and surplus and low investment yields due to the current interest rate environment. We have provided our regulators with an explanation of these unusual results and do not expect any material regulatory action.

Terrorism Exclusion Regulatory Activity

The Terrorism Risk Insurance Act of 2002 (TRIA) provides insurers with free federally funded reinsurance for "acts of terrorism." TRIA also requires insurers to make coverage for "acts of terrorism" available in all commercial property/casualty insurance policies and to comply with various other provisions of TRIA. We are required by TRIA to offer terrorism coverage on all quotes. We generally offer coverage only for those acts covered under TRIA (except for workers' compensation insurance, where terrorism cannot be excluded). Through December 31, 2004, fewer than 5% of the policyholders in our Excess and Surplus Insurance segment had purchased TRIA coverage. The Federal assistance under TRIA is scheduled to expire at the end of 2005 unless Congress extends it. Legislation has been introduced to extend TRIA, but we cannot predict whether or when any such extension may be enacted and what the final terms of such legislation would be.

Mold Contamination

The property/casualty insurance industry experienced an increase in claim activity beginning in 2001 pertaining to mold contamination. Significant plaintiffs' verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to mold contamination. Through 2004, we have excluded coverage for mold contamination on 86% of our primary casualty insurance premiums written. The exceptions generally involve errors and omissions coverage for professionals unrelated to the building industry such as physicians, accountants and lawyers. We closely monitor regulatory and litigation trends and frequently review relevant insurance policy exclusion language.

OFAC

The Treasury Department's Office of Foreign Asset Control (OFAC) maintains various economic sanctions regulations against certain foreign countries and groups and prohibits "U.S. Persons" from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list of "Specifically Designated Nationals and Blocked Persons" (SDN List maintained by the OFAC). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC's regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers' responsibilities with respect to the sanctions regulations compliance has increased significantly since September 11. We have implemented procedures to comply with OFAC's SDN List regulations.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof. Certain directors were appointed pursuant to the terms of a stockholders' agreement. See "Certain Relationships and Related Transactions — Stockholders' Agreement."

Name	Age	Positions
J. Adam Abram	49	President, Chief Executive Officer and Director (3)
Michael T. Oakes	40	Executive Vice President and Chief Financial Officer
Michael E. Crow	41	Sr. Vice President – Finance; Chief Accounting Officer
Michael P. Kehoe	39	President and Chief Executive Officer – James River Management Company, Inc.
C. Kenneth Mitchell	62	President and Chief Executive Officer – Stonewood Insurance Management Company, Inc.
Richard W. Wright	70	Chairman of the Board (3)
Matthew Bronfman	45	Director (2)
Alan N. Colner	50	Director (1)
Joel L. Fleishman	71	Director (3)
Dallas W. Luby	65	Director (1)
John T. Sinnott	66	Director (2)
Michael H. Steinhardt	64	Director (2)
A. Wellford Tabor	36	Director (1)
James L. Zech	47	Director (3)
Nicolas D. Zerbib	33	Director (1)

(1)	Denotes Class I director with term to expire in 2006.

(2)	Denotes Class II director with term to expire in 2007.

(3)	Denotes Class III director with term to expire in 2008.

While the board of directors is not currently classified, the above classifications reflect amendments to our by-laws that will be in effect prior to the completion of this offering.

J. Adam Abram has served as President, Chief Executive Officer, and director of James River since our inception. In 1992, Mr. Abram founded Front Royal, Inc., an insurance holding company for which he served as Chief Executive Officer until it was sold in 2001. Prior to founding Front Royal, Inc., Mr. Abram founded and served as President of Adaron Group, Inc., a developer of approximately two million square feet of commercial property in North Carolina. Mr. Abram received a B.A. in history from Harvard University.

Michael T. Oakes joined James River in April 2004 as Executive Vice President and Chief Financial Officer. From 1998 until joining James River, Mr. Oakes was a Managing Director in the Insurance Investment Banking Group at Keefe, Bruyette & Woods, Inc., an investment banking firm based in New York and the lead manager of this offering. Mr. Oakes received a B.S. in business administration with a concentration in accounting from the University of North Carolina at Chapel Hill and an MBA from Harvard Business School.

Michael E. Crow joined James River in May 2003 as our Chief Financial Officer and currently serves as our Senior Vice President – Finance and Chief Accounting Officer. From October 2001 to May 2003, Mr. Crow served as Vice President, Controller and Principal Accounting Officer of Triad Guaranty Inc., a publicly traded mortgage insurance company. Mr. Crow was a senior manager with Ernst & Young LLP from 1987 until joining Triad. Mr. Crow received a B.S. in business administration with a concentration in accounting from the University of North Carolina at Chapel Hill.

Michael P. Kehoe has served as President and Chief Executive Officer of James River Management Company, Inc. since it commenced operating in November 2002. From 1994 to 2002, Mr. Kehoe held various positions at Colony Management Services, Inc. culminating as Vice President of Brokerage Underwriting. Colony Management Services, Inc. was part of the surplus lines operations of Front Royal, Inc. from 1994 to 2001 and was a subsidiary of Argonaut Group, Inc. from 2001 through 2002. Mr. Kehoe received a B.A. in economics from Hampden Sydney College and a J.D. from the University of Richmond School of Law.

C. Kenneth Mitchell has served as President and Chief Executive Officer of Stonewood Insurance Management Company, Inc. since its inception in October 2003. Prior to joining Stonewood Insurance Management Company, Inc., Mr. Mitchell served as President and Chief Executive Officer of Builders Mutual Insurance Company, a North Carolina-based writer of workers' compensation insurance from 1998 through 2002. From 1983 through 1999, Mr. Mitchell served as Executive Vice President of the North Carolina Home Builders Association. Mr. Mitchell earned an undergraduate and masters degree in health, physical education and recreation from the University of Alabama.

Richard W. Wright has served as the Chairman of the James River board of directors since January 2003. Mr. Wright is President of The Wright Group, Inc., a consulting firm he founded in 1992. From 1993 to 1996, Mr. Wright was a consultant for Jefferson Pilot Corporation on strategic planning and operational matters related to acquisitions. From 1993 to 1995, Mr. Wright was a special consultant to the Insurance Commissioner of Kentucky regarding the Kentucky Central Life Insurance Company. Mr. Wright is also currently the Vice Chairman of the board of directors of First Capital Bank in Glen Allen, Virginia, which he founded in 1999. Mr. Wright was Chairman of the board of directors of Front Royal from its inception until its sale in 2001.

Matthew Bronfman has served as a director of James River since June 2003. Since 2000, Mr. Bronfman has served as a Managing Director of ACI Capital, a private equity firm specializing in middle market acquisitions. Mr. Bronfman serves on the board of Tweeter Home Entertainment Group and Blue Square Israel. Mr. Bronfman served as a director of Front Royal from 1995 until its sale in 2001.

Alan N. Colner has served as a director of James River since January 2003. Since 2001, Mr. Colner has been a partner with Compass Advisors, LLP, an international investment banking firm. From 1996 to 2000, Mr. Colner served as Managing Director, Private Equity Investments at Moore Capital Management, Inc., a private investment advisor. Mr. Colner served as a director of Front Royal from 1996 until its sale in 2001.

Joel L. Fleishman has served as a director of James River since January 2003. Mr. Fleishman is currently a Senior Advisor to Atlantic Philanthropies, for which he previously served as President from 1993 to 2001. Mr. Fleishman has been a professor at Duke University Law School since 1971. Mr. Fleishman also serves on the boards of directors of Boston Scientific Corporation and Polo Ralph Lauren Corporation. Mr. Fleishman served as a director of Front Royal from 1996 until its sale in 2001.

Dallas W. Luby has served as a director of James River since September 2003. Mr. Luby retired from General Reinsurance Corporation in 2000. During his 37 year career with General Reinsurance Corporation, Mr. Luby held several senior positions, including Senior Vice President-Chief Underwriting Officer; Executive Vice President-Chief Marketing Officer North America and Executive Report for Claims Department; and Chairman, Chief Executive Officer and President of Herbert Clough (now known as General Re Intermediaries Corporation).

John T. Sinnott has served as a director of James River since June 2003. Since 2004, Mr. Sinnott has been a consultant to Marsh & McLennan Companies, Inc. From 2003 to 2004, Mr. Sinnott was a Senior Advisor to Marsh & McLennan. Mr. Sinnott joined Marsh & McLennan in 1963 and, until his retirement in 2003, held various positions at Marsh, Inc. and its predecessors including Chief Executive Officer and Chairman of the Board.

Michael H. Steinhardt has served as a director of James River since January 2003. Since 1968 Mr. Steinhardt has been the Chairman and President of Steinhardt Management Co. Inc., an investment fund management company. Since 1967, Mr. Steinhardt has been a Senior Managing Partner of Steinhardt Partners, LP, an investment partnership. He serves on the board of directors of Diamond Offshore Drilling, Inc.

A. Wellford Tabor has served as a director of James River since June 2003. Mr. Tabor is a Partner of Wachovia Capital Partners, the merchant banking arm of Wachovia Corporation, which he joined in 2000. Prior to that time, he was a director of the Beacon Group, an investment and advisory firm. He is currently a director of Concho Oil & Gas Corp. Wachovia Capital Markets, LLC, an affiliate of Wachovia Corporation, is acting as one of the underwriters in this offering.

James L. Zech has served as a director of James River since January 2003. Since 1995, Mr. Zech has been President of High Ridge Capital, LLC, a private equity investment company. He served as a director of Front Royal, Inc. from 1996 until its sale in 2001 and is currently a director of Max Re Capital Ltd.

Nicolas D. Zerbib has been a director of James River since April 2005. Mr. Zerbib is a Member of Stone Point Capital LLC, which was formed to acquire the private equity business of MMC Capital, Inc., a firm he joined in 1998.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between any of our executive officers or directors.

Board of Directors

Our amended and restated by-laws provide that our board of directors shall consist of no less than one but no more than 11 directors and the number of directors constituting the entire board shall be fixed from time to time by the board of directors. Any additional directorships resulting from an increase in the number of directors may only be filled by a majority of the directors then in office. Eleven directors are presently serving on our board.

Prior to the completion of this offering, we will amend our certificate of incorporation and by-laws to divide our board of directors into three classes of approximately equal number of directors, with each director serving a three-year term and one class being elected at each annual meeting of stockholders. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Our board of directors has determined that all of our directors, except for Mr. Abram, are "independent" as defined by the rules of the Nasdaq Stock Market.

Committees of the Board of Directors

Prior to the completion of this offering, we will have four standing committees of the board of directors: audit committee; compensation committee; nominating and corporate governance committee; and investment committee.

Audit Committee.    Prior to the completion of this offering, our audit committee will be comprised entirely of independent directors. The audit committee will meet in executive session with the independent auditor at least quarterly and will assist our board of directors in fulfilling its oversight responsibilities relating to:

•	the integrity of our financial statements and our financial reporting process;

•	internal and external auditing and the independent registered public accounting firm's qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	the integrity of our systems of internal accounting and financial controls; and

•	our compliance with legal and regulatory requirements.

In so doing, it will be the responsibility of the audit committee to maintain free and open communication between the committee, the independent registered public accounting firm and our management. In this role, the audit committee will be empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of our company and the power to retain outside counsel or other experts for this purpose.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm. In addition, the audit committee must approve in advance any related-party transaction that creates a conflict of interest situation and all audit and non-audit services.

The audit committee will consist of Messrs. Zech (Chairman), Fleishman, Luby and Zerbib. Our board of directors has determined that each of these directors is "independent" as defined by the rules of the Nasdaq Stock Market and that Mr. Zech meets the requirements for an audit committee financial expert under the applicable rules promulgated under the Securities Exchange Act of 1934.

Compensation Committee.    Prior to the completion of this offering, our compensation committee will be comprised entirely of independent directors. The compensation committee will consist of Messrs. Wright (Chairman), Tabor and Colner. The compensation committee will assist our board of directors with reviewing the performance of our management in achieving corporate goals and objectives and assuring that our executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, the compensation committee will, among other responsibilities, make recommendations to our board of directors regarding director and executive officer compensation, incentive compensation and equity-based compensation plans, and employee benefit plans.

Nominating and Corporate Governance Committee.    Prior to the completion of this offering, we will establish a nominating and corporate governance committee comprised entirely of independent directors. The nominating and corporate governance committee will consist of Messrs. Wright (Chairman), Bronfman, Zech and Zerbib. The nominating and corporate governance committee will assist our board of directors by:

•	identifying individuals qualified to become board members;

•	recommending to the board of directors the director nominees for the next annual meeting of stockholders;

•	recommending to the board of directors individuals from time to time to fill vacancies on the board of directors; and

•	recommending a code of conduct and, if deemed appropriate by the nominating and corporate governance committee, corporate governance guidelines, to the board of directors.

Investment Committee.    The investment committee is comprised of Messrs. Steinhardt (Chairman), Abram, Colner and Sinnott. The investment committee develops our investment policy and oversees our investment managers.

Compensation Committee Interlocks and Insider Participation

Messrs. Wright (Chairman) and Colner and John Clements, a former director, served as members of our compensation committee during 2004. None of our compensation committee members and none of our executive officers has had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Director Compensation

Directors who are also our employees will receive no compensation for serving as directors. Non-employee directors will receive an annual retainer in the amount of $20,000, and the chairman of our board will receive an additional annual retainer in the amount of $20,000. Non-employee directors will also receive $1,500 for each board meeting and $500 for each committee meeting attended in person or by telephone, except for audit committee meetings, for which they will receive $1,000. We also expect to reimburse all directors (including employee directors) for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors will be eligible to receive under the 2005 Incentive Plan when and if determined by the compensation committee, and have previously received under the 2003 Incentive Plan, non-qualified stock options and other equity-based awards.

In January 2003, we entered into a consulting agreement with Mr. Wright, the Chairman of our board. Pursuant to the consulting agreement, Mr. Wright currently receives an annual fee of $60,000 in exchange for services in his capacity as Chairman of the board and other services. The agreement may be terminated by either party upon 90 days written notice, and will terminate immediately prior to completion of this offering.

Executive Compensation

The following table sets forth certain information concerning the total compensation received for services rendered to us during 2004 by our Chief Executive Officer and our four other highest paid executive officers, all of whom we refer to in this prospectus as our "named executive officers."

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
Name and Position	Year	Salary		Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation
J. Adam Abram President and Chief Executive Officer	2004	$475,000		$400,000	$—	120,240	$17,544	(2)
Michael T. Oakes Executive Vice President and Chief Financial Officer	2004	$193,910	(1)	$225,000	$—	88,500	$26,698	(3)
Michael E. Crow Senior Vice President – Finance; Chief Accounting Officer	2004	$178,032		$100,000	$—	—	$16,771	(4)
Michael P. Kehoe President and Chief Executive Officer, James River Management Company, Inc.	2004	$204,000		$250,000	$—	—	$16,964	(5)
C. Kenneth Mitchell President and Chief Executive Officer, Stonewood Insurance Management Company, Inc.	2004	$346,800		$30,000	$—	80,000	$12,671	(6)

(1)	Mr. Oakes joined us in April 2004.

(2)	Consists of a $12,300 matching contribution under our 401(k) plan, a $4,100 profit sharing contribution under our 401(k) plan and $1,144 of taxable interest relating to a loan from James River. The loan has been repaid.

(3)	Consists of a $3,878 profit sharing contribution under our 401(k) plan and $22,820 of relocation expenses.

(4)	Consists of a $12,300 matching contribution under our 401(k) plan, a $4,100 profit sharing contribution under our 401(k) plan and $371 of taxable interest relating to a loan from James River. The loan has been repaid.

(5)	Consists of a $12,300 matching contribution under our 401(k) plan, a $4,100 profit sharing contribution under our 401(k) plan and $564 of taxable interest relating to a loan from James River. The loan has been repaid.

(6)	Consists of a $12,300 matching contribution under our 401(k) plan and $371 of taxable interest relating to a loan from James River. The loan has been repaid.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted in 2004 to each of our named executive officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2004	Per Share Exercise Price	Expiration Date	5%		10%
J. Adam Abram	113,130	29%	$10.00	3/24/14	$		$
	7,110	2%	$12.50	12/16/14	$		$
Michael T. Oakes	88,500	23%	$10.00	4/18/14	$		$
Michael E. Crow	—	—	—	—		—		—
Michael P. Kehoe	—	—	—	—		—		—
C. Kenneth Mitchell	80,000	20%	$10.00	3/24/14	$		$

All options granted to these executive officers in 2004 were granted under the 2003 Incentive Plan. The percentage of total options is based on an aggregate of 391,820 options granted to employees during 2004. Options vest at the rate of approximately 25% per year and have terms of 10 years from the date of grant, but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability. The exercise price was equal to 100% of the fair market value at the date of grant.

The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed initial public offering price of $           (the mid point of the range set forth on the cover page of this prospectus). Annual rates of stock price appreciation of 5% and 10% from the initial offering price is assumed pursuant to rules of the Securities and Exchange Commission. There is no guarantee the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or at all. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

Aggregate Options Exercised in the Last Fiscal Year and Year-End Values

There were no options exercised by the named executive officers in 2004. The following table sets forth the number and value of unexercised options held by each of the named executive officers on December 31, 2004. The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon an assumed public offering price of $           per share (the mid-point of the range set forth on the cover page of this prospectus) minus the exercise price per share.

	Number of Shares Underlying Unexercised Options at Year End		Value of Unexercised In-The- Money Options at Year End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Adam Abram	101,510	424,790	$	$
Michael T. Oakes	—	88,500	$	$
Michael E. Crow	20,300	60,910	$	$
Michael P. Kehoe	60,900	182,730	$	$
C. Kenneth Mitchell	—	80,000	$	$

401(k) Plans

James River Management Company, Inc. and Stonewood Insurance Management Company, Inc. have each established a 401(k) plan intended to qualify under Section 401 of the Internal Revenue Code.

Generally, upon commencement of employment, all employees of James River Management, Stonewood Insurance Management and James River are eligible to participate. Eligible employees electing to participate may contribute up to the maximum statutorily prescribed annual limit. Such contributions are allocated to investment options at the election of the participant. Each participant is fully vested in all participant contributions and investment earnings from those contributions. We make a matching contribution of up to 6% of each participant's annual subject compensation and may make an additional discretionary contribution in an amount determined by us subject to statutory limits. Contributions by the participants or us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us are generally deductible by us when made. Contributions and investment earnings are held in trust as required by law.

2003 Incentive Plan

In 2003, our board of directors adopted the James River Group, Inc. 2003 Incentive Plan. The purpose of this plan is to assist us in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees and to achieve long-term objectives which will inure to the benefit of all of our stockholders through the additional incentive inherent in the ownership of our stock. Upon effectiveness of the 2005 Incentive Plan, described below, the Company does not intend to make future grants pursuant to the 2003 Incentive Plan. The following is a summary of the material terms of the plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the 2003 Incentive Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Types of Awards and Eligibility.    The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, non-qualified stock options, share appreciation rights, reload stock options, share purchase awards and restricted share awards to our employees, directors (or designees of directors so long as such designating director is serving as director as a representative of such designee), consultants, advisors, executive officers or other key employees selected to participate in the plan.

Administration.    Presently, our board of directors has, and upon its establishment, the compensation committee will have, broad authority to administer the plan, including the authority to determine when and to whom awards will be made, to determine the type and size of awards, to determine the terms and conditions of awards, to construe and interpret the plan and award agreements, to establish rates and resolutions for the plan's administration and to amend outstanding awards.

Share Reserve/Limitation.    The number of shares of common stock with respect to which awards may be granted under the plan and which may be issued upon exercise thereof may not exceed the lesser of 3,754,380 shares of common stock or 17.5% of the outstanding shares of common stock (on an as converted basis excluding dividends on preferred stock). As of December 31, 2004, we have granted awards to purchase 1,709,270 shares of common stock under the plan.

Terms of Awards.    The exercise price of a stock option granted under the plan may not be less than 100% of the fair market value (as defined in the 2003 Incentive Plan) of our common stock on the date the award is granted, except that a non-qualified stock option (other than a reloaded option) may be granted at the exercise price determined by our compensation committee. Our compensation committee determines, in connection with each award grant under the plan, when awards become exercisable and when they expire, provided that the expiration date may not exceed ten years from the date of the grant. Unless our compensation committee determines otherwise, in the event of an optionee's termination of employment or separation from service for any reason (other than death or disability), any option held by such optionee, to the extent vested on the date of such termination or separation and not previously expired or exercised, shall remain exercisable until the earlier of three months from the date of such termination or separation and the expiration date of such option. In the event of an optionee's death, any option held by such optionee, to the extent vested on the date of death and not previously expired or exercised, shall remain exercisable by such optionee's estate or by any person who acquired the option by bequest or inheritance until the earlier of one year following the death of the optionee and the expiration date of such option. In the event of an optionee's termination of employment or separation from service by reason of total disability (as defined in the 2003 Incentive Plan), any option which was vested on the first date of the optionee's total disability and not previously expired or exercised will remain exercisable until the earlier of one year from the date of termination or separation and the expiration date of such option.

Adjustments.    In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, the issuance of warrants or other rights to purchase our shares or other securities, or other similar corporate transaction or event that affects the shares under the plan, an adjustment may be made by our compensation committee to:

•	the number and type of shares available for grants under the plan;

•	the number and type of shares subject to outstanding awards granted under the plan; and

•	the grant or exercise price with respect to any outstanding awards under the plan, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option, to prevent dilution or enlargement of rights.

In the event of any reorganization, merger, consolidation, split-up, spin-off or other business combination, our compensation committee may cause any award outstanding as of the effective date of such event to be canceled in consideration of a cash payment or an alternate award, or a combination thereof, made to the holder of such canceled award substantially equivalent to the fair market value (as determined by our compensation committee) of the canceled award.

2005 Incentive Plan

In April 2005, our board of directors adopted, and in May 2005 our stockholders approved, the James River Group, Inc. 2005 Incentive Plan, which will be effective upon the consummation of this offering and will terminate ten years later unless sooner terminated. The purpose of this plan is to provide a means whereby employees, directors and third party service providers develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to our business, thereby advancing our and our stockholders' interests. The following is a summary of the material terms of the plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the 2005 Incentive Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Types of Awards and Eligibility.    The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, share appreciation rights, share purchase awards, restricted shares, restricted share units, performance units, other share-based awards and cash-based awards. Key employees, directors and third party service providers who are selected by the designated committee are eligible to participate in the plan. Third party service providers include any consultant, agent, advisor, or independent contractor who renders services to us, or to any of our subsidiaries or affiliates, that are not in connection with the offer and sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities.

Administration.    The committee designated by our board of directors to administer the plan shall have broad authority to administer the plan, including the full and exclusive discretionary power to interpret the terms and the intent of the plan and any award thereunder or other agreement or document ancillary to or in connection with the plan, to determine eligibility for awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering the plan as it may deem necessary or proper. In addition, the designated committee may delegate to one or more of its members, to one or more of our officers or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the designated committee or any individual to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the designated committee or such individual may have under the plan.

Share Reserve/Limitation.    The maximum number of shares of common stock available for issuance to participants under the plan equals the lesser of ten percent of the total number of outstanding shares on the effective date of the plan or 2,500,000 shares. The total number of outstanding shares on the effective date of the plan will be determined on a fully diluted basis, assuming that all then outstanding options and warrants have been exercised and all securities convertible into shares of common stock have been converted, and including all shares available for issuance under the plan, but excluding all then unexercised compensatory options granted to employees or directors prior to the closing of this offering under the 2003 Incentive Plan and otherwise. We intend to grant awards to purchase              shares of common stock under the plan to              concurrently with the closing of this offering.

The plan also imposes annual per-participant award limits. The maximum number of shares for which options may be granted to any person in any calendar year is 750,000. The maximum number of shares subject to share appreciation rights granted to any person in any calendar year is 750,000. The maximum aggregate grant to any person in any calendar year of restricted shares or restricted share units is 750,000 shares. The maximum aggregate grant to any person in any calendar year of performance units or performance shares is 750,000 shares or the value of 750,000 shares determined as of the earlier of the date of vesting or payout. The maximum aggregate grant to any person in any calendar year of cash-based awards may not exceed $3.0 million. The maximum aggregate grant to any person in any calendar year of other share-based awards is 750,000 shares.

Options.    The designated committee may grant both incentive stock options and nonqualified stock options under the plan. Eligibility for incentive stock options is limited to our employees and employees of our subsidiaries. The exercise price for options cannot be less than the fair market value of the shares on the date of grant (110% of the fair market value of the shares on the date of grant with respect to incentive stock options granted to a 10% stockholder). The latest expiration date cannot be later than the tenth anniversary of the date of grant (for an incentive stock option, the fifth anniversary of the date of grant if the recipient is a 10% stockholder). Fair market value under the plan may be determined by reference to market prices on a particular trading day or on an average of trading days, as determined by the designated committee. The exercise price may be paid with cash or its equivalent, with previously acquired shares (in certain circumstances, that have been held at least six months), or by other means approved by the designated committee, including by means of a broker-assisted cashless exercise.

Share Appreciation Rights.    The designated committee may grant share appreciation rights under the plan either alone or in tandem with options. The grant price of a share appreciation right cannot be less than the fair market value of the shares at the date of grant. Share appreciation rights can also be granted with a grant price that is greater than the fair market value of the shares on the date of grant. The grant price of a share appreciation right granted in tandem with an option will be the same as the exercise price of the option. Share appreciation rights cannot be exercised later than the tenth anniversary of the date of grant. Share appreciation rights granted in tandem with incentive stock options are subject to special restrictions. Freestanding share appreciation rights may be exercised on such terms as the designated committee determines and tandem share appreciation rights may be exercised by relinquishing the related portion of the tandem option. Upon exercise of a share appreciation right, the holder will receive shares as determined by the designated committee, equal in value to the difference between the fair market value of the shares subject to the share appreciation rights, determined as described above, and the grant price.

Restricted Shares and Restricted Share Units.    The designated committee may award restricted shares or restricted share units. Restricted share awards consist of shares that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted share unit awards result in the transfer of shares to the participant only after specified conditions are satisfied. A holder of restricted shares is generally treated as a current stockholder (subject to the restrictions), whereas the holder of a restricted share unit award is treated as a stockholder with respect to the award only when the shares of our common stock are delivered in the future. The designated committee will determine the restrictions and conditions applicable to each award of restricted shares or restricted share units.

Performance Unit and Performance Share Awards.    Performance unit awards will have an initial value that is determined by the designated committee. Performance shares will have an initial value that is equal to the fair market value of the shares on the date of grant. Such awards will be earned only if performance goals over performance periods established by or under the direction of the designated committee are met. The performance goals may vary from participant to participant, group to group and period to period. The performance goals for performance unit and performance share awards that are intended to constitute qualified performance-based compensation will be based upon one or more of the following: (i) net earnings or net income (before or after taxes); (ii) earnings per share; (iii) net sales growth; (iv) net operating profit; (v) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vi) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on equity); (vii) earnings before or after taxes, interest, depreciation, and/or amortization; (viii) gross or operating margins; (ix) productivity ratios; and (x) share price (including, but limited to, growth measures and total stockholder return).

The designated committee will determine whether the performance targets or goals that have been chosen for a particular performance award have been met and may provide in an award that any evaluation of performance may include or exclude any of the following that are objectively determinable and that occur during the performance period to which the award is subject: asset write-downs; litigation; claims, judgments, or settlements; the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reporting results; any reorganization and restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; acquisitions or divestitures; and foreign exchange gains and losses.

Awards that are designed to qualify as performance-based compensation may not be adjusted upward. However, the designated committee has the discretion to adjust these awards downward. In addition, the designated committee has the discretion to make awards that do not qualify as performance-based compensation. Awards may be paid in the form of cash, shares, or in any combination, as determined by the designated committee.

Cash-Based Awards.    The designated committee may grant cash-based awards under the plan that specify the amount of cash to which the award pertains, the conditions under which the award will be vested and exercisable or payable, and such other conditions as the designated committee may determine that are not inconsistent with the terms of the plan. Although based on a specified dollar amount, cash-based awards may be paid, in the designated committee's discretion, either in cash or by the delivery of shares.

Other Share-Based Awards.    The designated committee may grant equity-based or equity-related awards, referred to as other share-based awards, other than options, share appreciation rights, restricted shares, restricted share units, or performance shares. The terms and conditions of each other share-based award shall be determined by the designated committee. Payment under any other share-based awards will be made in shares or cash, as determined by the designated committee.

Dividend Equivalents.    The designated committee may provide for the payment of dividend equivalents with respect to any shares subject to an award that have not actually been issued under the award.

Termination of Employment.    The designated committee will determine how each award will be treated following termination of the holder's employment with, or service for, the company, including the extent to which unvested portions of the award will be forfeited and the extent to which options, share appreciation rights, or other awards requiring exercise will remain exercisable.

Additional Provisions.    Neither incentive stock options nor, except as the designated committee otherwise expressly determines, other awards may be transferred other than by will or by the laws of descent and distribution. During a recipient's lifetime, an incentive stock option and, except as the designated committee may determine, other non-transferable awards requiring exercise, may be exercised only by the recipient.

Treatment of Awards Upon a Change of Control and Related Transactions.    One or more awards may be subject to the terms and conditions set forth in a written agreement between us and a participant providing for different terms or provisions with respect to such awards upon a "change of control" (as that term may be defined therein), provided, that such written agreement may not increase the maximum amount of such awards.

Amendment of Awards or the Plan.    The designated committee may at any time alter, amend, modify, suspend, or terminate the plan or any outstanding award in whole or in part, except that no amendment of the plan will be made without stockholder approval if stockholder approval is required by applicable law or Nasdaq rules. No amendment to an award previously granted may adversely affect the rights of any participant to whom such award was granted without such participant's consent, unless specifically provided for in the plan.

Adjustments.    In the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of our stock or property, combination of shares, exchange of shares, dividend in kind, or other like change in our capital structure or distribution (other than normal cash dividends) to our stockholders, or any similar corporate event or transaction, the designated committee may, in order to prevent dilution or enlargement of participants' rights under the plan, substitute or adjust the number and kind of shares that may be issued under the plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards. The designated committee may also make appropriate adjustments in the terms of any awards under the plan to reflect or related to such changes or distributions and to modify any other terms of outstanding awards, including modifications of performance goals and changes in the length of performance periods. Subject to certain limitations set forth in the plan and applicable rules of the Internal Revenue Code, without affecting the number of shares reserved or available thereunder, the designated committee may authorize the issuance or assumption of benefits under the plan in connection with any merger, consolidation, spin-off, split-off, split-up, acquisition of our property or stock, or reorganization upon such terms and conditions as it may deem appropriate, or the designated committee or the board of directors may cause any award outstanding as of the effective date of the applicable event to be cancelled in consideration of a cash payment or alternate award made to the holder of such cancelled award equal in value to the fair market value of such cancelled award (other than the repricing, replacing or regranting of options or share appreciation rights through cancellation or the lowering of the option price or grant price or in violation of the Internal Revenue Code).

Plan Benefits.    Because benefits under the plan will primarily depend on the designated committee's actions and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers, other employees and third party service providers.

Corporate Governance

Upon completion of this offering, we believe that we will comply with all Nasdaq National Market corporate governance and listing requirements without relying on any transition periods available to companies listing in conjunction with their initial public offerings.

Employment Agreements

We have employment agreements with the following named executive officers: J. Adam Abram, Michael T. Oakes, Michael P. Kehoe and C. Kenneth Mitchell.

J. Adam Abram

In November 2002, we entered into an employment agreement with J. Adam Abram, our President and Chief Executive Officer, and amended the agreement on September 4, 2003. The agreement has an initial term of three years and automatically renews for three year terms thereafter unless written notice not to extend the term is provided by us or Mr. Abram at least 180 days prior to the end of the term. Mr. Abram's current annual base salary is $475,000, and he is eligible to receive discretionary bonuses as our board may determine. Within 180 days after the close of each of our fiscal years, the board shall review Mr. Abram's performance during such fiscal year and decide whether to raise Mr. Abram's base salary and award any discretionary bonus. Mr. Abram may also participate in benefit plans generally available to our executive employees.

Upon the assent of 75% of the members of our board (excluding Mr. Abram), we may terminate the agreement for cause (as defined in the agreement) and for performance if our operating results fail to meet certain operating targets. Mr. Abram is not permitted to participate in board votes relating to his employment. We may also terminate the agreement without cause upon disability and may permit the agreement to expire at the end of a term. Mr. Abram may terminate the agreement for good reason (as defined in the agreement), resign or permit the agreement to expire at the end of a term.

If we terminate the agreement without cause or permit the term to expire (in either case other than for business performance), or if Mr. Abram terminates the agreement for good reason, Mr. Abram is entitled to his base salary for 36 months, continuation of benefits for 12 months and any discretionary bonus owed on his last day of employment. If we terminate the agreement for performance, Mr. Abram is entitled to his base salary for 18 months, continuation of benefits for 12 months and any discretionary bonus owed on his last day of employment. If we terminate the agreement for cause or disability, or if Mr. Abram resigns without good reason or permits the term to expire, we have no further obligations to Mr. Abram, except as provided in any stock option or bonus or incentive plan.

In addition, in certain circumstances, we are obligated to grant options to purchase our common stock to Mr. Abram equal to 5% of the total number of shares of common stock or securities convertible into common stock offered by us in equity financing transactions, including this offering, until invested equity capital equals or exceeds $250 million. Invested equity capital will be approximately $       million upon completion of this offering. Mr. Abram's employment agreement will be amended upon this offering to provide that the options issuable thereunder subsequent to the completion of the offering be subject to the condition that James River's return on equity exceeds 10%, as measured from the closing of this offering to the end of the fiscal quarter immediately preceding the equity transaction that gave rise to the option issuance. The agreement also subjects Mr. Abram to confidentiality, non-competition and non-solicitation covenants.

Michael T. Oakes

In April 2005, we entered into an employment agreement with Michael T. Oakes, our Executive Vice President and Chief Financial Officer. The agreement has an initial term of three years and automatically renews for three year terms thereafter unless written notice not to extend the term is provided by us or Mr. Oakes at least 180 days prior to the end of the term. Mr. Oakes' annual base salary is $283,000, and he is eligible to receive discretionary bonuses as our board may determine. Within 180 days after the close of each of our fiscal years, the board shall review Mr. Oakes' performance during such fiscal year and decide whether to raise Mr. Oakes' base salary and award any discretionary bonus. Mr. Oakes may also participate in benefit plans generally available to our executive employees.

We may terminate the agreement for cause (as defined in the agreement), without cause (which may be for business performance or for any other reason), upon disability and may permit the agreement to expire at the end of a term. Mr. Oakes may terminate the agreement for good reason (as defined in the agreement), resign or permit the agreement to expire at end of a term.

If we terminate the agreement without cause or permit the term to expire (in either case other than for business performance), or Mr. Oakes terminates the agreement for good reason, Mr. Oakes is entitled to his base salary for 36 months, continuation of benefits for 12 months and any discretionary bonus owed on his last day of employment. If we terminate the agreement for performance, Mr. Oakes is entitled to his base salary for 18 months, continuation of benefits for 12 months and any discretionary bonus owed on his last day of employment. If we terminate the agreement for cause or disability, or Mr. Oakes resigns without good reason or permits the term to expire, we have no further obligations to Mr. Oakes, except as provided in any stock option or bonus or incentive plan. The agreement also subjects Mr. Oakes to confidentiality, non-competition and non-solicitation covenants.

Michael P. Kehoe

In November 2002, James River Management Company entered into an employment agreement with Michael P. Kehoe, its President and Chief Executive Officer. The agreement has an initial term of three years and automatically renews for three year terms thereafter unless written notice not to extend the term is provided by James River Management or Mr. Kehoe at least 180 days prior to the end of the term. Mr. Kehoe's annual base salary was initially $200,000, and he is eligible to receive discretionary bonuses as James River Management's board may determine. Within 180 days after the close of each of James River Management's fiscal years, the board reviews Mr. Kehoe's performance during such fiscal year and decide whether to raise Mr. Kehoe's base salary and award any discretionary bonus. Mr. Kehoe may also participate in benefit plans generally available to James River Management's executive employees.

James River Management may terminate the agreement for cause (as defined in the agreement), without cause, for performance if James River Management's operating results fail to meet certain budgetary targets, upon disability and may permit the agreement to expire at the end of a term. Mr. Kehoe may terminate the agreement for good reason (as defined in the agreement), resign or permit the agreement to expire at end of a term.

If James River Management terminates the agreement without cause or permits the term to expire, or Mr. Kehoe terminates the agreement for good reason, Mr. Kehoe is entitled to his base salary for 18 months, continuation of benefits for 18 months, and any discretionary bonus owed on his last day of employment. If James River Management terminates the agreement for performance, Mr. Kehoe is entitled to his base salary for 12 months, continuation of benefits for 12 months, and any discretionary bonus owed on his last day of employment. If James River Management terminates the agreement for cause or disability, or Mr. Kehoe resigns without good reason or permits the term to expire, James River Management has no further obligations to Mr. Kehoe, except as provided in any stock option or bonus or incentive plan. The agreement also subjects Mr. Kehoe to confidentiality, non-competition and non-solicitation covenants.

C. Kenneth Mitchell

In October 2003, Stonewood Insurance Management Company entered into an employment agreement with C. Kenneth Mitchell, its President and Chief Executive Officer. The agreement has an initial term of three years and automatically renews for three year terms thereafter unless written notice not to extend the term is provided by Stonewood Insurance Management or Mr. Mitchell at least 180 days prior to the end of the term. Mr. Mitchell's annual base salary was initially $340,000, and he is eligible to receive discretionary bonuses as Stonewood Insurance Management's board may determine. Within 180 days after the close of each of Stonewood Insurance Management's fiscal years, the board reviews Mr. Mitchell's performance during such fiscal year and decide whether to raise Mr. Mitchell's base salary and award any discretionary bonus. Mr. Mitchell may also participate in benefit plans generally available to Stonewood Insurance Management's executive employees.

Stonewood Insurance Management may terminate the agreement for cause (as defined in the agreement), without cause, for performance if Stonewood Insurance Management's operating results fail to meet certain budgetary targets, upon disability and may permit the agreement to expire at the end of a term. Mr. Mitchell may terminate the agreement for good reason (as defined in the agreement), resign or permit the agreement to expire at end of a term.

If Stonewood Insurance Management terminates the agreement without cause or permits the term to expire, or Mr. Mitchell terminates the agreement for good reason, Mr. Mitchell is entitled to his base salary for 18 months, continuation of benefits for 18 months, and any discretionary bonus owed on his last day of employment. If Stonewood Insurance Management terminates the agreement for performance, Mr. Mitchell is entitled to his base salary for 12 months, continuation of benefits for 12 months, and any discretionary bonus owed on his last day of employment. If Stonewood Insurance Management terminates the agreement upon disability, Mr. Mitchell is entitled to his base salary for 12 months and continuation of benefits for 12 months. If Stonewood Insurance Management terminates the agreement for cause or Mr. Mitchell resigns without good reason or permits the term to expire, Stonewood Insurance Management has no further obligations to Mr. Mitchell, except as provided in any stock option or bonus or incentive plan. The agreement also subjects Mr. Mitchell to confidentiality, non-competition and non-solicitation covenants.

PRINCIPAL STOCKHOLDERS

The table below sets forth certain information regarding ownership of our common stock beneficially owned as of May 31, 2005 and as adjusted to reflect the sale of the shares offered by this prospectus, by:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of May 31, 2005, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The table below is adjusted to reflect a 10 for 1 split of our common stock which we intend to effect prior to the completion of this offering and the conversion of all shares of our Series A and Series B convertible preferred stock into an aggregate of 9,849,025 shares of our common stock immediately prior to the effectiveness of this offering, including shares representing accrued but unpaid dividends on our convertible preferred stock as of May 31, 2005. There are 10 issued and outstanding shares of our common stock (on a post split basis). The table is therefore based on 9,849,035 shares of common stock outstanding before this offering and              shares of common stock outstanding immediately after this offering, based on the number of shares outstanding as of May 31, 2005.

Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise stated, the business address for each person below is 1414 Raleigh Road, Suite 415, Chapel Hill, North Carolina 27517.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Outstanding Prior to Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Outstanding After Offering
Trident II, L.P. and related parties (1) Ugland House, Box 309 South Church Street George Town, Grand Cayman Cayman Islands	2,843,266	28.9%
HRWCP 1, L.P. and related parties (2) c/o High Ridge Capital, LLC 672 Oenoke Ridge Road New Canaan, CT 06840	2,270,545	23.0%
JRG Seven, LLC and related parties (3) c/o ACI Capital Co., Inc. 666 Third Avenue, 29th Floor New York, NY 10017	1,721,196	17.5%
J. Adam Abram (4)	802,365	7.9%
Matthew Bronfman (3)	1,721,196	17.5%
Alan N. Colner (5)	84,693	*
Michael E. Crow (6)	51,764	*
Joel L. Fleishman (7)	21,233	*
Michael P. Kehoe (8)	185,895	1.9%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Outstanding Prior to Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Outstanding After Offering
Dallas W. Luby (9)	14,181	*
C. Kenneth Mitchell (10)	68,147	*
Michael Oakes (11)	112,569	1.1%
John T. Sinnott (12)	14,181	*
Michael Steinhardt (13)	219,375	2.2%
A. Wellford Tabor	—	—
Richard W. Wright (14)	58,626	*
James L. Zech (2)	2,270,545	23.0%
Nicolas D. Zerbib (15)	—	—
Directors and executive officers as a group (15 persons)	5,624,770	53.9%

*	Less than one percent.

(1)	Includes (i) 2,733,232 shares of our common stock issuable upon conversion of preferred stock held by Trident II, L.P. (Trident II); (ii) 32,438 shares of our common stock issuable upon conversion of preferred stock held by Marsh & McLennan Capital Professionals Fund, L.P. (Trident PF); (iii) 74,566 shares of our common stock issuable upon conversion of preferred stock held by Marsh & McLennan Employees' Securities Company, L.P. (Trident ESC and, together with Trident II and Trident PF, the Trident II Funds); and (iv) options to purchase 3,030 shares of common stock held by Stone Point Capital LLC (Stone Point). The sole general partner of Trident II is Trident Capital II, L.P. (Trident II GP) and the general partners of Trident II GP are four single member limited liability companies, each of which is owned by a member of Stone Point (Charles Davis, Meryl Hartzband, James Carey and David Wermuth). Each of these single member limited liability companies disclaims beneficial ownership of securities that are, or may be deemed to be, beneficially owned by Trident II or Trident II GP. The sole general partner of Trident PF is Stone Point GP Ltd., a company controlled by the members of Stone Point. Although Trident ESC is not managed or controlled by Stone Point or any of its members, Trident ESC has entered into an agreement with Trident II and Trident PF, pursuant to which Trident ESC has agreed to dispose of its investment in our company in coordination with Trident II and Trident PF. Trident II disclaims beneficial ownership of securities that are, or may be deemed to be, beneficially owned by Trident ESC and Trident PF. The manager of Trident II and Trident PF is Stone Point, and the members of Stone Point are Charles Davis, Meryl Hartzband, James Carey, David Wermuth and Nicolas Zerbib. Each of Stone Point, Charles Davis, Meryl Hartzband, James Carey, David Wermuth and Nicolas Zerbib disclaims beneficial ownership of any securities that are, or may be deemed to be, beneficially owned by Trident II, Trident ESC and Trident PF.

(2)	Includes 273,712 shares of our common stock issuable upon conversion of our preferred stock held by High Ridge Capital Partners II, L.P. and 1,863,184 shares of our common stock issuable upon conversion of our preferred stock held by HRWCP 1, L.P. Also includes 128,589 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock held by Mr. Zech. Mr. Zech and Steven J. Tynan are the members of the general partners of both High Ridge Capital Partners II, L.P. and HRWCP 1, L.P.

(3)	Includes 14,216 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock held by Mr. Bronfman. Also includes 86,919 shares of our common stock issuable upon conversion of our preferred stock held by Bronfman

Associates III. Also includes 1,615,001 shares of our common stock issuable upon conversion of our preferred stock held by JRG Seven, LLC. Mr. Bronfman is the indirect majority owner of Bronfman Associates III and the manager of JRG Seven, LLC.

(4)	Includes ten shares of common stock; 316,335 shares of our common stock issuable upon conversion of our preferred stock, warrants to purchase 87,500 shares of common stock and options to purchase 231,300 shares of common stock held by Mr. Abram. Also includes 125,658 shares of our common stock issuable upon conversion of our preferred stock held by Abram Investments, LLC. Also includes 41,562 shares of our common stock issuable upon conversion of our preferred stock held by Mr. Abram's mother, Jane M. Abram, for which Mr. Abram holds power of attorney. Does not include shares issuable upon exercise of options issuable to Mr. Abram pursuant to the preemptive right under his employment agreement. See "Management — Employment Agreements — J. Adam Abram."

(5)	Includes 79,633 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock.

(6)	Includes 7,664 shares of our common stock issuable upon conversion of our preferred stock, warrants to purchase 3,500 shares of common stock and options to purchase 40,600 shares of common stock.

(7)	Includes 16,173 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock.

(8)	Includes 64,085 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 121,810 shares of common stock.

(9)	Includes 11,151 shares of our common stock issuable upon conversion of our preferred stock held by Mayfair I, LLC. Mr. Luby is the manager of Mayfair I, LLC. Also includes options to purchase 3,030 shares of common stock held by Mr. Luby.

(10)	Includes 21,897 shares of our common stock issuable upon conversion of our preferred stock, warrants to purchase 26,250 shares of common stock and options to purchase 20,000 shares of common stock.

(11)	Includes 90,449 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 22,120 shares of common stock.

(12)	Includes 11,151 shares of our common stock issuable upon conversion of our preferred stock held jointly by Mr. Sinnott and his wife and options to purchase 3,030 shares of common stock held by Mr. Sinnott.

(13)	Includes 214,315 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock.

(14)	Includes 53,566 shares of our common stock issuable upon conversion of our preferred stock and options to purchase 5,060 shares of common stock.

(15)	Mr. Zerbib is a Member of Stone Point, the manager of the Trident II Funds. Mr. Zerbib disclaims beneficial ownership of all stock that is, or may be deemed to be, beneficially owned by these entities. See footnote 1.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into certain transactions and contractual arrangements with certain of our stockholders and members of management, including those described below.

Stock Issuances

In January 2003, we sold 85,000 shares of our Series A convertible preferred stock (Series A shares) at a price of $100 per share, for an aggregate purchase price of $8.5 million. Each Series A share will be automatically converted into common stock immediately prior to the effectiveness of this offering at a rate determined by dividing (i) the sum of $100, representing the purchase price of each Series A share, plus all accrued but unpaid dividends thereon by (ii) 50. Assuming the 10 for 1 split of our common stock which we intend to effect prior to completion of this offering, upon the effectiveness of this offering, each Series A share will be automatically converted into 20 shares of common stock, plus additional shares representing accrued but unpaid dividends, subject to anti-dilution adjustments.

In June 2003, we sold 500,000 shares of our Series B convertible preferred stock (Series B shares) for $100 per share, for an aggregate purchase price of $50 million. In October 2003, we sold an additional 200,000 Series B shares for $100 per share, for an aggregate purchase price of $20 million. 8,550 of the shares issued in the October 2003 offering were sold as part of a unit consisting of one share of Series B shares and one warrant to purchase 1.75 shares of our common stock (17.5 shares of our common stock assuming the 10 for 1 split which we intend to effect prior to completion of this offering). For a description of the warrants, see "Description of Capital Stock." In May 2004, we sold 13,500 Series B shares for $100 per share, for an aggregate purchase price of $1.35 million. We made loans to certain of our employees and directors to purchase Series B shares. See "— Employee and Director Purchase Money Loans." Each Series B share will be automatically converted into common stock immediately prior to the effectiveness of this offering at a rate determined by dividing (i) the sum of $100, representing the purchase price of each Series B share, plus all accrued but unpaid dividends thereon by (ii) 100. Assuming the 10 for 1 split of our common stock which we intend to effect prior to completion of this offering, upon effectiveness of this offering, each Series B share will be automatically converted into ten shares of common stock, plus additional shares representing accrued but unpaid dividends, subject to anti-dilution adjustments.

The specific directors, officers and beneficial owners of more than 5% of our common stock who made purchases of our Series A shares and Series B shares are shown below.

Stockholders, Directors and Executive Officers	Series A Shares	Series B Shares	Warrants	Common Stock (as converted)
Trident II L.P. and related parties (1)	17,000	221,000	—	2,840,236
HRWCP 1, L.P. and related parties (2)	8,900	193,758	—	2,265,485
JRG Seven, LLC and related parties (3)	3,000	148,376	—	1,716,137
J. Adam Abram (4)	11,480	20,000	5,000	571,056
Matthew Bronfman (3)	3,000	148,376	—	1,716,137
Alan N. Colner	3,000	1,000	—	79.633
Michael E. Crow	—	700	200	11,164
Joel L. Fleishman	220	1,000	—	16,173
Michael P. Kehoe	1,000	3,700	—	64,085
Dallas W. Luby (5)	—	1,000	—	11,151
C. Kenneth Mitchell	—	2,000	1,500	48,147
Michael T. Oakes	—	8,500	—	90,449
John T. Sinnott	—	1,000	—	11,151
Michael Steinhardt	8,900	1,000	—	214,315
Richard W. Wright	890	3,000	—	53,566

(1)	Includes 200 Series A shares and 2,512 series B shares purchased by Marsh & McLennan Capital Professional Fund, LP. Includes 457 Series A shares and 5,780 Series B shares purchased by Marsh & McLennan Employees' Securities Company, LP. Includes 16,343 Series A shares and 212,708 Series B shares purchased by Trident II, LP.

(2)	Includes 167,758 Series B shares purchased by HRWCP 1, L.P. Includes 8,900 Series A shares and 1,000 Series B shares purchased by OA Capital, LLC. Includes 25,000 Series B shares purchased by Standard American Holdings, Ltd.

(3)	Includes 3,000 Series A shares and 1,684 Series B shares purchased by Bronfman Associates III. Includes 1,280 Series B shares purchased by Mr. Bronfman. Includes 145,412 Series B shares purchased by JRG Seven, LLC.

(4)	Includes 7,796 Series A shares, 12,500 Series B shares and 5,000 warrants purchased by Mr. Abram. Includes 3,750 Series B shares purchased by Mr. Abram's mother, Jane Abram, for which Mr. Abram holds power of attorney. Includes 3,684 Series A shares and 3,750 Series B shares purchased by Abram Investments, LLC.

(5)	Includes 1,000 Series B shares purchased by Mayfair I, LLC. Mr. Luby is the manager of Mayfair I, LLC.

Stockholders' Agreement

In connection with the offering of our Series A shares, we entered into a stockholders' agreement with the Series A investors. In connection with the Series B shares offering we amended the agreement and joined the Series B investors as parties. The amended stockholders' agreement directs the voting of shares for our board of directors and imposes transfer restrictions on our shares (including rights of first refusal and tag-along rights). Pursuant to the agreement, Messrs. Sinnott and Zerbib have been appointed as directors by Trident II, L.P. In addition, pursuant to the agreement, Mr. Tabor has been appointed by HRWCP 1, L.P., Mr. Bronfman has been appointed by JRG Seven, LLC, and Messrs. Colner, Fleishman and Wright have been appointed by holders of the Series A shares other than Trident. The agreement further provides that Mr. Abram has the right to serve as a director so long as he serves as an officer of or holds shares of James River. Messrs. Luby, Steinhardt and Zech currently serve as the board as members at large. The stockholders' agreement will automatically terminate pursuant to its terms upon the closing of this offering.

Registration Rights Agreement

We entered into an agreement with the holders of our preferred stock pursuant to which the holders of our preferred stock have registration rights relating to the common stock underlying our preferred stock. Our preferred stock will automatically convert into common stock immediately prior to the effectiveness of this offering.

Demand Registration Rights.    Demand registration rights are rights that entitle stockholders to require us to register some or all of their shares of our common stock under the Securities Act at such stockholder's election. Beginning six months after completion of this offering, the holders of a majority of our common stock issued or issuable upon conversion of our preferred stock have the right to require us to register any or all of their common stock under the Securities Act. Collectively, upon completion of this offering there will be a total of           shares of common stock that are subject to these demand registration rights. We are not obligated to effect more than three registrations on behalf of the foregoing group pursuant to their demand registration rights. We have the right, under various circumstances, to delay the registration of the requesting stockholders' shares for a limited time period. We generally must pay all expenses incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights.    Piggyback registration rights are rights that entitle stockholders to require us to register some or all of their shares of our common stock under the Securities Act if we register any securities for public sale, subject to specified exceptions. The underwriters of any underwritten offering may have the right to limit the number of shares registered by these stockholders due to market conditions. Upon completion of this offering, there will be a total of           shares of common stock that are subject to these piggyback registration rights. We generally must pay all expenses incurred in connection with the exercise of these piggyback registration rights. The registration rights agreement was amended in connection with this offering to provide that the piggyback registration rights will not apply to this offering.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, holders of a majority of the common stock issued upon conversion of our preferred stock can request that we register their shares under the Securities Act on Form S-3, provided that the total proceeds of the shares of common stock offered to the public is at least $1 million. We generally must pay all expenses incurred in connection with the exercise of these Form S-3 registration rights.

Employee and Director Purchase Money Loans

As part of our offerings of Series B shares, we loaned a total of $2.6 million in principal amount to directors, director affiliates, officers and other employees to purchase shares in the respective transactions. The loans have an interest rate of 4.5% per annum, payable quarterly. Principal repayments are not required until maturity. The loans mature on the earlier of ten years, a sale of the company (as defined therein) or six months after the separation of such employee or director from us.

Each of our directors, director affiliates and executive officers fully repaid these loans in April 2005. Accordingly, only $545,000 of these loans were outstanding to employees as of May 31, 2005.

The following sets forth those directors, director affiliates and executive officers who were indebted to the company in excess of $60,000 since January 1, 2004 and the largest aggregate amount of indebtedness outstanding during such period.

Name	Relationship	Largest Amount Outstanding Since January 1, 2004	Amount Outstanding as of May 31, 2005
J. Adam Abram	President, Chief Executive Officer and Director	$750,000	$0
Michael P. Kehoe	President and Chief Executive Officer, James River Management Company, Inc.	$370,000	$0
Matthew Bronfman	Director	$100,000	$0
Alan N. Colner	Director	$100,000	$0
Joel L. Fleishman	Director	$100,000	$0
HRWCP 1, L.P.	Affiliate of James L. Zech, Director	$100,000	$0
Mayfair I, LLC	Affiliate of Dallas Luby, Director	$100,000	$0
OA Capital, LLC	Affiliate of James L. Zech, Director	$100,000	$0
Michael H. Steinhardt	Director	$100,000	$0
Richard W. Wright	Chairman of the Board	$100,000	$0

Consulting Agreement

In January 2003, we entered into a consulting agreement with Mr. Wright, the Chairman of our board of directors. The agreement will be terminated immediately prior to completion of this offering. See "Management — Director Compensation." Upon completion of this offering, we will enter into a new consulting agreement with Mr. Wright, pursuant to which he will receive a fee of $40,000 for his consulting services.

Omega Management

From inception through March 31, 2004, we had an agreement with Omega Management, Inc., an entity fully owned by Mr. Abram, pursuant to which we agreed to reimburse Omega Management for certain organizational and operating expenses incurred on our behalf. For the years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002, such expenses totaled approximately $0, $58,000 and $196,000, respectively. We also entered into an asset purchase agreement with Omega Management, effective as of January 1, 2004, pursuant to which we paid approximately $38,000 in cash in exchange for assets consisting of computer equipment, office furniture and certain leasehold improvements.

Investment Advisory Services

Beginning in 2003, we contracted with two investment advisory firms to manage our investment portfolio. Matthew Bronfman, a director, is a partner with Earnest Partners LLC, one of these firms.

Under our agreement with Earnest Partners, we pay a fee based on the average invested assets managed by Earnest Partners. In 2004 and 2003, we incurred expenses of $43,850 and $1,658, respectively, to Earnest Partners under the Agreement. Fees are comparable to fees charged by our other investment advisory service provider.

Trident II, L.P.

On May 31, 2005, Stone Point Capital LLC acquired the private equity business of MMC Capital, Inc., which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc. The members of Stone Point, including Nicolas Zerbib, are former employees of MMC Capital. As a result, Trident II, L.P. has not been affiliated with, or managed by, MMC Capital or Marsh & McLennan Companies since May 31, 2005. Less than 1% of our business has been originated through Marsh & McLennan Companies and its affiliated entities.

In connection with the offering of our Series B shares, we entered into an agreement with MMC Capital, the manager of Trident II, L.P. at that time, on behalf of and for the benefit of Trident II, L.P. and certain co-investment vehicles, pursuant to which we agreed, among other things, to permit Trident II to maintain its percentage ownership of our equity securities in any and all subsequent investment financings. The parties have agreed to terminate this agreement immediately prior to effectiveness of this offering.

Wachovia

Mr. Tabor, a director, is a Partner of Wachovia Capital Partners, the merchant banking arm of Wachovia Corporation. Wachovia Capital Markets LLC, an underwriter in this offering, is an affiliate of Wachovia Corporation. See "Underwriting." Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC and Wachovia Corporation, owns 99.6% of the membership interests in Wachovia Capital Partners 2003, LLC, the sole limited partner of HRWCP 1, L.P. WCP Management Company 2003, LLC, an entity owned by the individual partners and professionals of Wachovia Capital Partners, including Mr. Tabor, is the managing member of Wachovia Capital Partners 2003, LLC.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as warrants to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our amended and restated by-laws, all as will be in effect upon the consummation of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated by-laws, which are exhibits to the registration statement of which this prospectus forms a part, and the outstanding options and warrants.

Prior to the completion of this offering, we will be authorized to issue up to 105,000,000 shares of capital stock, par value $.01 per share, to be divided into two classes to be designated, respectively, "common stock" and "preferred stock". Of such shares authorized, 100,000,000 shares shall be designated as common stock, and 5,000,000 shares shall be designated as preferred stock.

Common Stock

As of May 31, 2005, there were 9,849,035 shares of common stock outstanding that were held of record by approximately 74 stockholders. There will be           shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants, after giving effect to the sale of common stock offered in this offering.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, our common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

Prior to completion of this offering, our board of directors will have authority to issue shares of preferred stock in one or more series, without stockholder approval. The board of directors will also have authority to designate the rights, preferences and privileges of each series of preferred stock. The rights, preferences and privileges include dividend rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or designation of such series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any additional shares of preferred stock.

Registration Rights

See "Certain Relationships and Related Transactions — Registration Rights Agreement" for a description of the registration rights agreement we have entered into with the holders of our preferred stock.

Warrants

As of May 31, 2005, 8,550 warrants to purchase shares of our common stock were outstanding. The warrants expire on October 31, 2013. These warrants represent the right to purchase an aggregate of 149,625 shares of common stock at a per share exercise price of $10. The exercise price and the number of shares of our common stock issuable upon exercise of the warrants are subject to anti-dilution adjustments upon the occurrence of certain events.

Anti-Takeover Provisions

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws that will be in effect prior to the completion of this offering could make the acquisition of us through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Effects of Some Provisions of Delaware Law.    Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a "business combination" for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of Our Governing Documents.    Our amended and restated certificate of incorporation that will be in effect prior to the completion of this offering will provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiring party obtains the controlling stock interest. The classified board provision could discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

Our amended and restated by-laws that will be in effect prior to the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary written notice, not less than 90 days nor more than 120 days prior to the meeting, in proper form, of his or her intention to bring that business before the meeting. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated by-laws will also specify requirements as to the form and content of a stockholder's notice. The by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. Our amended and restated by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. Our by-laws will authorize a majority of our board of directors or the Chairman of the board to call a special meeting of stockholders. Because our stockholders will not have the right to call a special meeting, a stockholder will not be able to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors believed or the Chairman believed the matter should be considered or until the next annual meeting provided that the stockholder met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent, and our amended and restated certificate of incorporation to be in effect prior to the completion of this offering will provide for the elimination of actions by written consent of stockholders. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. Without the availability of stockholders' actions by written consent, a stockholder controlling a majority of our capital stock would not be able to amend our by-laws or remove directors without holding a stockholders' meeting. The stockholder would have to obtain the consent of a majority of the board of directors or the Chairman of the board or the president to call a stockholders' meeting and satisfy the notice periods determined by the board of directors.

Our amended and restated certificate of incorporation will provide that authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is generally required to amend the certificate of incorporation or by-laws, unless either the certificate of incorporation or by-laws requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated by-laws will impose supermajority vote requirements of 66 2/3% of the voting power of our capital stock in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws, including those provisions relating to the classified board of directors, advance notice of stockholder proposals, action by written consent and the ability of stockholders to call special meetings.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation that will be in effect prior to completion of this offering will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation that will be in effect prior to completion of this offering will provide that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol "JRVR."

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be                             . The address of the transfer agent and registrar is                              and its telephone number is                         .

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market may adversely affect the market price of our common stock. Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Resale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have           shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, all of the           shares of common stock sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, except shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act).

The remaining              shares of common stock will be "restricted securities" within the meaning of Rule 144A and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. However,           of these remaining shares are held by officers, directors and existing stockholders who are subject to lock-up agreements pursuant to which they have agreed, subject to some limited exceptions, that they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or file any registration statement with respect to any such securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise, except that we may issue shares of our common stock upon the exercise of currently outstanding options. Keefe, Bruyette & Woods, Inc., representative of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the common shares held by our officers, directors and existing stockholders subject to these lock-up agreements.

Rule 144

In general, Rule 144 allows a stockholder who beneficially owns shares of our common stock that have been outstanding for at least one year and that were last held by an affiliate of us at least one year previously to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144 are subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Under Rule 144(k), in general, a stockholder who beneficially owns shares of our common stock that have been outstanding for at least two years and that were last held by an affiliate of us at least two years previously and who is not deemed to have been an affiliate of ours at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. After the expiration of the 180-day period under the lock-up agreement,           of our common shares will be eligible for sale in the public market pursuant to Rule 144(k).

As of May 31, 2005, there were outstanding warrants exercisable for 149,625 shares of common stock and options to purchase 1,694,090 shares of common stock, 688,170 of which options are fully vested.

Following the completion of this offering, we intend to file registration statements on Form S-8 to register shares of common stock subject to outstanding options or reserved for issuance under our 2003 Incentive Plan and our 2005 Incentive Plan. This will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to any applicable lock-up agreements. Such registration statements will become effective immediately upon filing.

UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This summary applies only to non-U.S. Holders that will hold common stock as a capital asset for federal income tax purposes. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the Code). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the summary below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock are urged to consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the tax treatment for United States federal income or estate tax purposes of partnerships or pass-through entities that hold common stock or persons who hold their interests through such a partnership or pass-through entity. Such persons are urged to consult their tax advisors.

A "Non-U.S. Holder" is a holder that is not a U.S. Holder. As used herein, a "U.S. Holder" of common stock means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury, that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a "United States real property holding corporation" for United States federal income tax purposes, provided that so long as our stock is regularly traded on an established securities market, this clause (iii) only applies to Non-U.S. Holders who have held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that the shares were held, more than five percent of our common stock. The company believes it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

A Non-U.S. Holder described in clause (i) or (ii) above generally will not be subject to withholding tax if the Non-U.S. Holder complies with applicable IRS certification requirements and will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. In addition, if a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among us and the underwriters, for whom Keefe, Bruyette & Woods, Inc. is acting as representative, the underwriters named below have agreed to purchase from us and we have agreed to sell to the underwriters, an aggregate of shares of common stock in the amounts set forth below opposite their respective names.

Underwriters	Number of Shares
Keefe, Bruyette & Woods, Inc.
Bear, Stearns & Co. Inc.
Friedman, Billings, Ramsey & Co., Inc.
Wachovia Capital Markets, LLC
Total

Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated based on their assessment of the state of the financial markets. The underwriting agreement also provides that the underwriters' obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers' certificates, legal opinions and comfort letters. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (that may include the underwriters) at that price less a concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to certain brokers and dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change this offering price and other selling terms. After this offering, the offering price and other selling terms may from time to time be changed by the underwriters. We expect the shares of common stock will be ready for delivery on or about                          , 2005.

At our request, the underwriters have reserved up to           shares of our common stock for sale, at the initial public offering price, to our directors, officers, employees, agents, brokers and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to                  additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares at the price set forth on the cover page of this prospectus and in approximately the same proportion allocated to them in the table above.

The following table presents the per share and the total underwriting discount to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discount to be paid	$	$	$	$

An affiliate of Wachovia Capital Markets, LLC is the sole limited partner of HRWCP 1, L.P., which beneficially owns 1,863,184 shares of common stock issuable upon conversion of our convertible preferred stock, including shares representing accrued dividends on our convertible preferred stock through May 31, 2005. These shares are issuable upon conversion of Series B shares held by HRWCP 1, L.P. An affiliate of Wachovia Capital Markets, LLC also owns options to purchase 5,060 shares of common stock. The shares of our common stock issuable upon conversion of the Series B shares held by HRWCP 1, L.P. represent 18.9% of the number of shares of our common stock outstanding immediately prior to the completion of this offering. Voting and dispositive power over the shares beneficially owned by HRWCP 1, L.P. is possessed by High Ridge GP Holdings, LLC, its general partner, whose members are James L. Zech and Steven J. Tynan. None of High Ridge GP Holdings, LLC, Mr. Zech or Mr. Tynan is affiliated with Wachovia Capital Markets, LLC. See "Principal Stockholders."

Keefe, Bruyette & Woods, Inc. has from time to time performed investment banking and other financial advisory services for us in the ordinary course of business, and in particular in connection with the December 2004 offering of our junior subordinated notes and the related offering of trust preferred securities by James River Capital Trust II, and has received customary compensation from us for these services.

The expenses of this offering, not including the underwriting discount and commissions, are estimated to be approximately $                 and will be paid by us. The underwriters have agreed to reimburse us for up to $ 500,000 of these expenses.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol "JRVR." The initial public offering price for the common stock has been determined by negotiations between the underwriters and us and this offering price of the common stock may not be indicative of the market price following this offering. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market valuation of other companies in related businesses.

In connection with this offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after this offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than they are obligated to purchase in the offering;

•	in respect of any "covered" short position (i.e., short sale or sales made in an amount not greater than the number of shares in the over-allotment option), the underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option;

•	in respect of any "naked" short position (i.e., short sale or sales in excess of the number of shares in the over-allotment option), the underwriters will cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

•	the underwriters may stabilize or maintain the price of the common stock by bidding; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise.

The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

We have agreed that, without the prior written consent of Keefe, Bruyette & Woods, Inc., we will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or file any registration statement with respect to any such securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise, except that we may issue shares of our common stock upon the exercise of currently outstanding options.

Our officers, directors and certain of our stockholders holding in the aggregate          % of our common stock prior to this offering have made the same agreement, subject to some limited exceptions.

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The lead managers will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations.

Because an affiliate of Wachovia Capital Markets, LLC, one of the underwriters, is a limited partner in HRWCP 1, L.P. and by reason of such economic interest beneficially owns (within the meaning of NASD Rule 2720) more than 10% of our common stock resulting in a conflict of interest, this offering is being conducted in accordance with NASD Rule 2720(c). The rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Keefe, Bruyette and Woods, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Keefe, Bruyette & Woods, Inc. will receive no compensation for acting in this capacity; however, we have agreed to indemnify Keefe, Bruyette & Woods, Inc. for acting as the qualified independent underwriter against specified liabilities under the Securities Act of 1933.

LEGAL MATTERS

The validity of the common stock offered by us hereby will be passed upon for us by Bryan Cave LLP, New York, New York. Herbert Teitelbaum, a partner of Bryan Cave LLP, is the brother-in-law of J. Adam Abram, our President and Chief Executive Officer. Certain legal matters will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York.

EXPERTS

The consolidated financial statements of James River Group, Inc. at December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004 and the period from September 25, 2002 (inception) through December 31, 2002, appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at the SEC's web site (http://www.sec.gov).

Upon the closing of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the SEC's public reference facilities at the address noted above. You also will be able to inspect this material without charge at the SEC's web site. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the closing of this offering, we will make the information filed with or furnished to the SEC available free of charge through our web site (http://www.james-river-group.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not a part of this prospectus.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002

Contents

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004
Contents
Condensed Consolidated Balance Sheets (unaudited)	F-33
Condensed Consolidated Income Statements (unaudited)	F-35
Condensed Consolidated Statements of Cash Flows (unaudited)	F-36
Notes to Condensed Consolidated Quarterly Financial Statements (unaudited)	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
James River Group, Inc.

We have audited the accompanying consolidated balance sheets of James River Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2004 and 2003 and for the period from September 25, 2002 (inception) through December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and for the period from September 25, 2002 (inception) through December 31, 2002, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  ERNST & YOUNG LLP

Richmond, Virginia
March 18, 2005

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(In thousands)
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost: 2004 — $172,889; 2003 — $59,370)	$172,731	$59,070
Equity securities available-for-sale, at fair value (cost: 2004 — $2,300)	2,290	—
Short-term investments	4,639	10,902
Total investments	179,660	69,972

Cash and cash equivalents	15,571	9,352
Accrued investment income	1,809	508
Premiums receivable and agents' balances	18,265	10,453
Reinsurance recoverable on unpaid losses	15,200	14,234
Prepaid reinsurance premiums	12,003	7,098
Deferred policy acquisition costs	11,344	4,109
Intangible insurance assets	4,184	4,184
Property and equipment, net	3,239	3,377
Deferred tax assets	3,598	—
Other assets	2,075	274
Total assets	$266,948	$123,561

	December 31,
	2004	2003
	(In thousands, except for share data)
Liabilities and stockholders' equity
Reserve for losses and loss adjustment expenses	$62,243	$17,417
Unearned premiums	78,290	29,436
Payables to reinsurers	326	3,451
Accrued expenses	4,182	1,059
Federal income taxes payable	1,010	—
Senior debt	15,000	—
Junior subordinated debt	22,681	—
Other liabilities	2,521	1,802
Total liabilities	186,253	53,165

Commitments and contingent liabilities

Stockholders' equity:
Convertible preferred stock — $0.01 par value and 1,500,000 shares authorized:
Series A — stated value $100 per share; 85,000 shares authorized, issued and outstanding; liquidation preference of $14,422 and $11,561 at December 31, 2004 and 2003, respectively	8,439	8,439
Series B — stated value $100 per share; 2004 — 713,500 shares authorized, issued and outstanding; 2003 — 700,000 shares authorized, issued and outstanding; liquidation preference of $66,273 and $58,835 at December 31, 2004 and 2003, respectively	71,117	69,764
Common stock — $0.01 par value; 2,000,000 shares authorized; 1 share issued and outstanding	—	—
Common stock warrants	524	524
	80,080	78,727

Notes receivable from employees and directors	(2,565)	(2,565)
Retained earnings (loss)	3,289	(5,466)
Accumulated other comprehensive loss	(109)	(300)
Total stockholders' equity	80,695	70,396
Total liabilities and stockholders' equity	$266,948	$123,561

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
	(In thousands)
Revenues
Direct written premiums	$142,539	$36,764	$—
Ceded written premiums	(22,361)	(9,339)	—
Net written premiums	120,178	27,425	—
Change in net unearned premiums	(44,415)	(22,338)	—
Net earned premiums	75,763	5,087	—

Net investment income	3,626	407	2
Realized investment losses	(71)	—	—
Other income	144	56	—
Total revenues	79,462	5,550	2

Expenses
Losses and loss adjustment expenses	47,588	3,372	—
Other operating expenses	20,690	6,842	280
Interest expense	793	—	—
Compensation expense on common stock warrant issuance	—	524	—
Total expenses	69,071	10,738	280
Income (loss) before taxes	10,391	(5,188)	(278)

Federal income tax expense (benefit):
Current	5,175	—	—
Deferred	(3,539)	—	—
	1,636	—	—

Net income (loss)	$8,755	$(5,188)	$(278)
Earnings (loss) per share:
Basic	$3,991,672.00	$(7,381,060.00)	$(278,102.00)
Diluted	$9.28	$(7,381,060.00)	$(278,102.00)
Weighted-average common shares outstanding:
Basic	1	1	1
Diluted	943,330	1	1
Earnings (loss) per share — Pro forma (see Note 3)
Basic	$399,167.20
Diluted	$0.93
Weighted-average common shares outstanding — Pro forma (see Note 3)
Basic	10
Diluted	9,433,300

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002

	Convertible Preferred Stock		Common Stock Warrants	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total
	Series A	Series B
	(In thousands)
Balances at September 25, 2002 (inception)	$—	$—	$—	$—	$—	$—
Net loss	—	—	—	(278)	—	(278)
Issuance of common stock	—	—	—	—	—	—
Balances at December 31, 2002	—	—	—	(278)	—	(278)

Net loss	—	—	—	(5,188)	—	(5,188)
Other comprehensive loss:
Net unrealized losses, net of tax of $0	—	—	—	—	(300)	(300)
Total comprehensive loss						(5,488)

Issuance of common stock warrants	—	—	524	—	—	524
Issuance of preferred stock	8,500	70,000	—	—	—	78,500
Issuance costs	(61)	(236)	—	—	—	(297)
Notes receivable from employees and directors	—	(2,565)	—	—	—	(2,565)
Balances at December 31, 2003	8,439	67,199	524	(5,466)	(300)	70,396

Net income	—	—	—	8,755	—	8,755
Other comprehensive income:
Net unrealized gains, net of tax of $(59)	—	—	—	—	191	191
Total comprehensive income						8,946

Issuance of preferred stock	—	1,350	—	—	—	1,350
Issuance costs	—	3	—	—	—	3
Balances at December 31, 2004	$8,439	$68,552	$524	$3,289	$(109)	$80,695

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
	(In thousands)
Operating activities
Net income (loss)	$8,755	$(5,188)	$(278)
Deferred policy acquisition costs	(20,088)	(5,085)	—
Amortization of policy acquisition costs	12,853	976	—
Realized losses	71	—	—
Deferred federal income taxes	(3,539)	—	—
Provision for depreciation	814	220	1
Provision for amortization	1,110	193	—
Compensation expense on common stock warrant issuance	—	524	—
Change in operating assets and liabilities:
Accrued investment income	(1,301)	(350)	—
Premiums receivable and agents' balances	(7,812)	(10,453)	—
Reserve for losses and loss adjustment expenses	44,826	3,791	—
Unearned premiums	48,854	29,207	—
Reinsurance balances, net	(8,996)	(4,027)	—
Accrued expenses	3,123	1,018	40
Federal income taxes payable	1,010	—	—
Payables to related parties	—	(196)	196
Other	775	344	(5)
Net cash provided by (used in) operating activities	80,455	10,974	(46)
Investing activities
Acquisitions, net of cash acquired	—	(28,914)	—
Securities available-for-sale:
Purchases — fixed maturity securities	(124,037)	(44,175)	—
Purchases — equity securities	(2,300)	—	—
Sales — fixed maturity securities	3,466	—	—
Maturities and calls — fixed maturity securities	5,979	153	—
Net sales (purchases) of short-term investments	6,263	(1,814)	—
Net purchases of property and equipment	(908)	(2,428)	(36)
Net cash used in investing activities	(111,537)	(77,178)	(36)
Financing activities
Proceeds from issuance of Series A Preferred Stock	—	8,500	—
Proceeds from issuance of Series B Preferred Stock	1,350	67,435	—
Issuance of senior debt	15,000	—	—
Issuance of junior subordinated debt	22,000	—	—
Issuance costs	(1,049)	(297)	—
Investor funds received pending issuance of Series A Preferred Stock shares	—	(6,865)	6,865
Net cash provided by financing activities	37,301	68,773	6,865

Change in cash and cash equivalents	6,219	2,569	6,783
Cash and cash equivalents at beginning of period	9,352	6,783	—
Cash and cash equivalents at end of period	$15,571	$9,352	$6,783

Federal income taxes paid	$4,164	$—	$—
Interest paid	$588	$—	$—

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002

(In thousands, except for share data)

1.    Accounting Policies

Organization

James River Group, Inc. (the Company) is a Delaware-domiciled holding company organized for the purpose of acquiring and managing insurance entities.

The consolidated financial statements include the results of the Company and the following wholly-owned subsidiaries from their respective dates of inception or acquisition, as applicable:

James River Insurance Company (James River Insurance) is an Ohio-domiciled excess and surplus lines insurance company authorized to write business in 48 states and the District of Columbia. James River Management Company, Inc. provides management services to James River Insurance. Potomac Risk Services, Inc. (Potomac) was formed in 2004 to provide surplus lines brokerage services. Potomac had no operating activities in 2004.

Stonewood Insurance Company (Stonewood Insurance) is a North Carolina-domiciled workers' compensation insurance company licensed in November of 2003 to write insurance in North Carolina. Stonewood Insurance Management Company, Inc. provides management services to Stonewood Insurance. Stonewood Insurance began writing insurance on January 1, 2004.

Basis of Presentation

The consolidated financial statements and notes are prepared in accordance with accounting principles generally accepted in the United States, which, as to the insurance company subsidiaries, vary in some respects from statutory accounting practices which are prescribed or permitted by the various state insurance departments. All significant intercompany transactions and balances have been eliminated. Prior to July 1, 2003, the Company was a development-stage company.

Certain reclassifications of prior year amounts have been made to conform with the 2004 presentation. These reclassifications have no effect on net loss or stockholders' equity of the prior years.

Estimates and Assumptions

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

Investments

Securities classified as "available-for-sale" are carried at fair value and unrealized gains and losses on such securities, net of deferred taxes, are reported as a separate component of accumulated other comprehensive income (loss). The Company does not have any securities classified as "held-to-maturity" or "trading."

Fair value generally represents quoted market value prices for securities traded in the public market or prices analytically determined using bid or closing prices for securities not traded in the public marketplace.

Premiums and discounts on mortgage-backed securities and asset-backed securities are amortized or accrued using the constant yield method which considers anticipated prepayments at the date of purchase. To the extent that the estimated lives of such securities change as a result of changes in estimated prepayment rates, the adjustments are included in net investment income using the prospective method, which is not significantly different from the retrospective method.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)

(In thousands, except for share data)

Realized investment gains or losses are determined on a specific identification basis.

The Company evaluates its investments regularly to determine whether there are declines in value that are other-than-temporary. When the Company determines that a security has experienced an other-than-temporary impairment, the impairment loss is recognized as a realized investment loss. The factors that the Company considers in evaluating whether such an other-than-temporary impairment has occurred include the amount and percentage that fair value is below amortized cost, the length of time that fair value has been below amortized cost and the credit quality ratings for the security, with a special emphasis on securities downgraded below investment grade.

Short-term investments are reported at cost and include investments both readily convertible to known amounts of cash and having maturities of 12 months or less upon acquisition by the Company.

Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Premiums

Premiums are earned on a pro rata basis over the terms of the policies, generally 12 months. The portion of premiums written applicable to the unexpired terms of the policies in force is recorded as unearned premiums.

Premiums Receivable and Agents' Balances

Premiums receivable and agents' balances are carried at face value net of any allowance for doubtful accounts, which approximates fair value. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible. At December 31, 2004, the allowance for doubtful accounts was $86. There was no allowance for doubtful accounts at December 31, 2003. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Deferred Policy Acquisition Costs

Costs which vary with and are primarily related to the production of insurance business are deferred. The principal costs deferred are commissions to agents and certain policy underwriting and issue costs, net of ceding commissions related to reinsurance ceded. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy life. To the extent that unearned premiums on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers anticipated investment income in determining whether a premium deficiency exists.

Reserve for Losses and Loss Adjustment Expenses

The reserve for losses and loss adjustment expenses represents the estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. The Company does not discount its reserve for losses and loss adjustment expenses. The reserve for losses and loss adjustment expenses is estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Management has limited historical loss information available in making loss reserve estimates. The Company utilized two primary actuarial methods to arrive at the loss reserve estimates. One of the primary methods utilizes management's initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns for losses based on insurance industry data and the

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)

(In thousands, except for share data)

Company's actual reported losses and loss adjustment expenses to estimate the reserve. The other primary method estimates the reserve by applying an expected loss ratio to net earned premiums by line of business. Although management believes that the reserve for losses and loss adjustment expenses is reasonable, it is possible that the Company's actual incurred losses and loss adjustment expenses will not conform to the assumptions inherent in the determination of these reserves. Specifically, the Company's actual ultimate loss ratio could differ from management's initial expected loss ratio or the Company's actual reporting patterns for losses could differ from the expected reporting patterns based on industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in the Company's financial statements. These estimates are reviewed continually by management and are adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Certain premiums and losses are ceded to other insurance companies under various excess of loss and quota-share reinsurance contracts. The Company enters into these reinsurance contracts to limit its exposure to large losses and to provide additional capacity for growth.

Reinsurance premiums, commissions, losses and loss adjustment expenses on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets. Other amounts payable to reinsurers or receivable from reinsurers are netted where the right of offset exists.

The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of other operating expenses.

Income Taxes

Deferred tax assets, net of any applicable valuation allowance, and deferred tax liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Intangible Insurance Assets

The Company accounts for intangible assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (Statement 142). Management has determined that the Company's intangible assets have an indefinite life. Statement 142 requires that intangible assets with indefinite useful lives be capitalized and tested for impairment at least annually. In evaluating whether there has been impairment to the intangible asset, management determines the fair value of the intangible asset and compares the resulting fair value to the carrying value of the intangible asset. If carrying value exceeds fair value, the intangible asset is written down to fair value, and the impairment is reported through earnings.

Property and Equipment, Net

Property and equipment is reported at cost less accumulated depreciation and is depreciated principally on a straight-line basis over the estimated useful lives, generally three to ten years, of the depreciable assets.

Stock Options

The Company grants stock options to employees and directors for a fixed number of shares with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)

(In thousands, except for share data)

accounts for stock option grants using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and accordingly, recognizes no compensation expense for the stock option grants.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table summarizes the effect on net income (loss) and earnings (loss) per share had the minimum value method been used:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Net income (loss) — as reported	$8,755	$(5,188)	$(278)
Stock-based compensation expense determined using the minimum value method, net of tax	(772)	(369)	—
Net income (loss) — pro forma	$7,983	$(5,557)	$(278)

Earnings (loss) per share — as reported:
Basic	$3,991,672.00	$(7,381,060.00)	$(278,102.00)
Diluted	$9.28	$(5,187,526.00)	$(278,102.00)

Earnings (loss) per share — pro forma:
Basic	$3,219,684.00	$(7,750,910.00)	$(278,102.00)
Diluted	$8.50	$(5,557,376.00)	$(278,102.00)

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision to FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), supersedes APB Opinion No. 25 and amends FASB Statement No. 95, Statement of Cash Flows.

Statement 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under Statement 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company adopts Statement 123(R). The Company will adopt Statement 123(R) on January 1, 2006.

The Company will apply Statement 123(R) prospectively to new awards issued after May 3, 2005 (the date the Company filed the Form S-1 with the Securities and Exchange Commission) and awards modified, repurchased or cancelled on or after May 3, 2005. These awards must be valued using an option pricing model other than the minimum value method, and the expense associated with these awards will be recognized in the income statement over their vesting period effective January 1, 2006. The Company will continue to account for the portion of awards outstanding prior to May 3, 2005 using the provisions of APB Opinion No. 25 and its related interpretive guidance. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of Statement 123(R) on the Company's financial statements is not known at this time.

2.    Acquisition

On June 30, 2003, the Company acquired all of the outstanding stock of Fidelity Excess and Surplus Insurance Company (Fidelity) for a cash purchase price totaling $28,929, including $84 of acquisition costs

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)

(In thousands, except for share data)

incurred. Fidelity's results of operations from July 1, 2003 forward are included in the accompanying consolidated statements of operations. The Company's primary reason for acquiring Fidelity was to obtain regulatory approvals to write insurance on an excess and surplus lines basis in a large number of states. The purchase price allocation to the regulatory approvals resulted in intangible insurance assets of $4,184. A condensed balance sheet disclosing the values assigned to assets and liabilities of the acquired company at the acquisition date is as follows:

Assets
Cash and invested assets	$24,644
Reinsurance recoverable	13,626
Intangible insurance assets	4,184
Prepaid reinsurance premiums	228
Accrued investment income	158
Total assets	$42,840
Liabilities and stockholders' equity
Reserve for losses and loss adjustment expenses	$13,626
Unearned premiums	228
Other liabilities	57
Total liabilities	13,911
Stockholders' equity	28,929
Total liabilities and stockholders' equity	$42,840

On June 30, 2003, Fidelity had certain insurance liabilities that were ceded to its parent, American Empire Surplus Lines Insurance Company (American Empire) under a reinsurance agreement (the Reinsurance Agreement). On June 30, 2003, immediately prior to the closing, the Reinsurance Agreement was amended such that Fidelity ceded all of its liabilities resulting from direct and assumed business written through June 30, 2003 to American Empire. The Reinsurance Agreement, as amended, is secured by a trust agreement between Fidelity and American Empire (the Trust Agreement) and a guarantee by Great American Insurance Company, an affiliate of American Empire.

Fidelity changed its name to James River Insurance Company in July of 2003.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)

(In thousands, except for share data)

3.    Earnings (Loss) Per Share

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Net income (loss) — numerator for diluted earnings per share for 2004 and 2002	$8,755	$(5,188)	$(278)
Dividends in arrears	(4,763)	(2,193)	—
Net income (loss) available to common shareholder — numerator for basic earnings per share and for diluted earnings per share for 2003 due to the anti-dilutive effect of dividends in arrears	$3,992	$(7,381)	$(278)

Weighted average common shares outstanding — denominator for basic earnings per share	1	1	1

Dilutive potential common shares:
Series A Preferred Stock	170,000	—	—
Series B Preferred Stock	708,816	—	—
Preferred stock dividends	59,613	—	—
Options	4,484	—	—
Warrants	416	—	—
Weighted average common shares and diluted potential common shares outstanding — denominator for diluted earnings per share	943,330	1	1
Earnings (loss) per share:
Basic	$3,991,672.00	$(7,381,060.00)	$(278,102.00)
Diluted	$9.28	$(7,381,060.00)	$(278,102.00)

Options to purchase 4,647 shares of Common Stock are outstanding but were not included in the computation of diluted earnings per share for the year ended December 31, 2004 due to their anti-dilutive effect.

The computation of loss per share on a diluted basis for the year ended December 31, 2003 excludes 1,024,719 of potential common shares. These potential common shares have been excluded from the computation of diluted loss per share due to their anti-dilutive effect.

Pro forma earnings (loss) per share for the year ended December 31, 2004 shown below reflects the 10 for 1 split of the Company's Common Stock, which is expected to occur after the effective date of the Company's registration statement, as of the beginning of the period:

Earnings (loss) per share — Pro forma
Basic	$399,167.20
Diluted	$0.93
Weighted-average common shares outstanding — Pro forma
Basic	10
Diluted	9,433,300

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except for share data)

4.    Investments

The Company's investments in available-for-sale securities are summarized as follows:

December 31, 2004	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturity securities:
Corporate	$55,709	$323	$(322)	$55,710
U.S. treasury securities and obligations of U.S. government agencies	37,856	147	(356)	37,647
State and municipal	33,068	92	(96)	33,064
Mortgage-backed	31,091	190	(92)	31,189
Asset-backed	15,165	44	(88)	15,121
	172,889	796	(954)	172,731
Equity securities	2,300	—	(10)	2,290
Total	$175,189	$796	$(964)	$175,021

December 31, 2003	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturity securities:
Corporate	$16,955	$40	$(74)	$16,921
U.S. treasury securities and obligations of U.S. government agencies	14,848	40	(259)	14,629
State and municipal	5,068	2	(39)	5,031
Mortgage-backed	13,649	56	(40)	13,665
Asset-backed	8,850	19	(45)	8,824
	59,370	157	(457)	59,070
Equity securities	—	—	—	—
Total	$59,370	$157	$(457)	$59,070

The amortized cost and fair value of investments in fixed maturity securities at December 31, 2004 are summarized, by contractual maturity, as follows:

	Amortized Cost	Fair Value
One year or less	$2,149	$2,149
After one year through five years	63,861	63,608
After five years through ten years	41,605	41,596
After ten years	19,018	19,068
	126,633	126,421
Mortgage-backed	31,091	31,189
Asset-backed	15,165	15,121
Total	$172,889	$172,731

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except for share data)

The following table shows the Company's gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2004
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturity securities:
Corporate	$32,242	$(265)	$2,138	$(57)	$34,380	$(322)
U.S. treasury securities and obligations of U.S. government agencies	19,334	(136)	6,932	(220)	26,266	(356)
State and municipal	13,103	(87)	1,099	(9)	14,202	(96)
Mortgage-backed	8,988	(92)	—	—	8,988	(92)
Asset-backed	10,072	(88)	—	—	10,072	(88)
	83,739	(668)	10,169	(286)	93,908	(954)
Equity securities	2,290	(10)	—	—	2,290	(10)
Total	$86,029	$(678)	$10,169	$(286)	$96,198	$(964)

	December 31, 2003
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturity securities:
Corporate	$6,573	$(74)	$—	$—	$6,573	$(74)
U.S. treasury securities and obligations of U.S. government agencies	9,534	(259)	—	—	9,534	(259)
State and municipal	3,904	(39)	—	—	3,904	(39)
Mortgage-backed	4,186	(40)	—	—	4,186	(40)
Asset-backed	5,559	(45)	—	—	5,559	(45)
	29,756	(457)	—	—	29,756	(457)
Equity securities	—	—	—	—	—	—
Total	$29,756	$(457)	$—	$—	$29,756	$(457)

The majority of the unrealized losses on fixed maturity securities are interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2004 has a fair value that is greater than 93.0% of its carrying value. Of the nine securities that have been in an unrealized loss position for 12 months or longer, six securities are U.S. treasury securities and each of the remaining three securities has a fair value that is greater than 97.0% of its carrying value. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. The unrealized losses related to equity securities are the result of temporary market fluctuations. Based on management's review of the factors above, no securities are considered to be other than temporarily impaired.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except for share data)

Major categories of the Company's net investment income are summarized as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Fixed maturity securities	$4,057	$410	$—
Equity securities	42	—	—
Cash, cash equivalents and short-term investments	145	144	2
Gross investment income	4,244	554	2
Investment expenses	(618)	(147)	—
Net investment income	$3,626	$407	$2

The Company's realized gains and losses on investments are summarized as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Fixed maturity securities:
Gross realized gains	$—	$—	$—
Gross realized losses	(69)	—	—
	(69)	—	—
Equity securities:
Gross realized gains	—	—	—
Gross realized losses	—	—	—
	—	—	—
Short-term investments:
Gross realized gains	—	—	—
Gross realized losses	(2)	—	—
	(2)	—	—
Total	$(71)	$—	$—

The following table summarizes the change in the Company's gross unrealized gains (losses) by investment type:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Change in gross unrealized gains (losses):
Fixed maturity securities	$142	$(300)	$—
Equity securities	(10)	—	—
Total	$132	$(300)	$—

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except for share data)

At December 31, 2004 and 2003, investments with a fair value of $9,405 and $7,600, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

5.    Deferred Policy Acquisition Costs

An analysis of deferred policy acquisition costs is as follows:

	Year ended December 31,
	2004	2003
Balance at beginning of year	$4,109	$—
Policy acquisition costs deferred:
Commissions	13,361	3,718
Underwriting and other issue expenses	6,727	1,367
	20,088	5,085
Amortization of policy acquisition costs	(12,853)	(976)
Net change	7,235	4,109
Balance at end of year	$11,344	$4,109

6.    Intangible Insurance Assets

Intangible insurance assets consist of the authority to write insurance on an excess and surplus lines basis in 40 states and the District of Columbia that were acquired in the Fidelity Excess and Surplus Insurance Company acquisition during 2003. The intangible assets arise from regulatory approvals granted by the various state insurance departments to write insurance business in the respective states on a non-licensed basis. The insurance authorities, once granted, are routinely renewed at little cost provided that the insurer has complied with rules and regulations. Cash flows related to the regulatory approvals to transact insurance business are expected to continue indefinitely, and management has concluded that these intangible assets have an indefinite life. No impairment write down was recognized in 2004 or 2003.

7.    Property and Equipment, Net

Property and equipment consists of the following:

	December 31,
	2004	2003
Electronic data processing hardware and software	$3,635	$3,240
Furniture and equipment	639	358
Property and equipment, at cost	4,274	3,598
Accumulated depreciation	(1,035)	(221)
Property and equipment, net	$3,239	$3,377

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

8.    Reserve for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for loss and loss adjustment expenses (LAE), net of reinsurance, to the gross amounts reported in the balance sheet.

	Year ended December 31,
	2004	2003

Reserve for losses and LAE net of reinsurance recoverables at beginning of year	$3,183	$—
Add: Incurred losses and LAE net of reinsurance recoveries:
Current year	47,744	3,372
Prior years	(156)	—
Total incurred losses and LAE	47,588	3,372
Deduct: Loss and LAE payments net of reinsurance recoveries:
Current year	3,402	189
Prior years	326	—
Total loss and LAE payments	3,728	189
Reserve for losses and LAE net of reinsurance recoverables at end of year	47,043	3,183
Add: Reinsurance recoverables on unpaid losses and LAE at end of year	15,200	14,234
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE at end of year	$62,243	$17,417

The foregoing reconciliation shows a $156 redundancy developed in 2004 on the reserve for losses and LAE held at December 31, 2003.

The Company has not provided insurance coverage that could reasonably be expected to produce material levels of asbestos claims activity. In addition, the Company does not believe it is exposed to any environmental liability claims other than those which it has specifically underwritten and priced as an environmental exposure. No environmental or asbestos claims have been reported on insurance coverages effective July 1, 2003 or later. Any asbestos or environmental exposure on policies issued by Fidelity prior to July 1, 2003 are subject to the Reinsurance Agreement and the Trust Agreement.

9.    Reinsurance

The Company's insurance subsidiaries remain liable to its policyholders if its reinsurers are unable to meet their contractual obligations under applicable reinsurance agreements. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. At December 31, 2004, all reinsurance contracts that the Company's insurance subsidiaries are a party to are either with companies with A.M. Best ratings of "A-" (excellent) or better or are collateralized by the Trust Agreement with American Empire. At December 31, 2004, reinsurance recoverables from three reinsurers were $3,157, $2,618 and $2,194, representing approximately 52.4% of the total balance. Reinsurance recoverables from American Empire totaled approximately $2,618, representing approximately 17.2% of the total balance of reinsurance recoverables outstanding at December 31, 2004.

At December 31, 2004, prepaid reinsurance premiums to three reinsurers totaled $3,875, $2,328 and $2,246, representing approximately 70.4% of the balance.

Under the terms of a Trust Agreement (see Note 2), American Empire must maintain assets with a current fair value greater than or equal to the ultimate net aggregate losses recoverable under the

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

Reinsurance Agreement. In addition, an affiliate of American Empire, Great American Insurance Company, has irrevocably and unconditionally guaranteed the performance of American Empire and all of its obligations under the Reinsurance Agreement, as amended, as well as the Trust Agreement. As of December 31, 2004, the fair value of assets in the trust totaled $7,656.

Reinsurance activity is summarized as follows:

	Year ended December 31,
	2004	2003
Earned premiums ceded	$17,895	$2,470
Losses and loss adjustment expenses ceded	6,040	1,126

10.    Senior Debt

On May 26, 2004, the Company issued $15,000 of unsecured, floating rate senior debentures (the Senior Debt), due April 29, 2034 unless accelerated earlier, through an indenture. The Senior Debt is not redeemable by the holder and is not subject to sinking fund requirements. Net proceeds to the Company totaled $14,508 and were used to provide capital to the Company's insurance subsidiaries and additional working capital to the Company. Interest accrues quarterly and is payable in arrears at a per annum rate of the three-month LIBOR on the Determination Date (as defined in the indenture) plus 3.85%.

The Senior Debt is redeemable prior to its stated maturity at the option of the Company (a) in whole or in part, on or after May 15, 2009 or (b) in its entirety at any time prior to May 15, 2009 upon the occurrence and continuation of a certain tax event, generally defined as a change in the United States tax law whereby the interest payable by the Company is no longer deductible for federal income tax purposes.

The terms of the indenture generally provide that so long as the Senior Debt is outstanding, neither the Company nor any of its subsidiaries may:

•	assume or permit to exist any indebtedness that is secured by any encumbrance on the capital stock of the Company or any of its subsidiaries which is senior to the Senior Debt; or

•	issue, sell, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock of any subsidiary.

The Company is in compliance with all covenants in the indenture at December 31, 2004.

Interest payable is included in accrued expenses on the accompanying consolidated balance sheet.

11.    Junior Subordinated Debt

The Company arranged for the sale of trust preferred securities (Trust Preferred Securities) through James River Capital Trust I and James River Capital Trust II (each, a Trust; collectively, the Trusts), Delaware statutory trusts sponsored and wholly-owned by the Company. Each Trust was created solely for the purpose of issuing the Trust Preferred Securities. In accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, the Trusts have not been consolidated with the Company in these financial statements.

Each Trust used proceeds from the sale of its Trust Preferred Securities to purchase the Company's floating rate junior subordinated debentures (the Junior Subordinated Debt) issued to the Trust under an indenture (each, an Indenture; collectively, the Indentures). The Junior Subordinated Debt is the sole asset of each Trust, and the Trust Preferred Securities are the sole liabilities of each Trust. The Company purchased all of the outstanding common stock of the Trusts, and the Company's investment in the Trusts is included in other assets in the accompanying balance sheet.

The following table summarizes the nature and terms of the Junior Subordinated Debt and Trust Preferred Securities:

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

	James River Capital Trust I	James River Capital Trust II

Issue date	May 26, 2004	December 15, 2004

Principal amount of Trust Preferred Securities	$7,000	$15,000

Principal amount of Junior Subordinated Debt	$7,217	$15,464

Maturity date of Junior Subordinated Debt, unless accelerated earlier	May 24, 2034	December 15, 2034

Trust common stock	$217	$464

Interest rate, per annum	Three-Month LIBOR plus 4.0%	Three-Month LIBOR plus 3.4%

Redeemable at 100.0% of principal amount at option of Company on or after	May 24, 2009	December 15, 2009

Interest on the Trust Preferred Securities and interest paid by the Company to the Trusts on the Junior Subordinated Debt is payable quarterly in arrears at a per annum rate of the three-month LIBOR on the Determination Date (as defined in the Indentures) plus a margin as described in the table above. The Company has the right to defer interest payments on the Junior Subordinated Debt for up to five years without triggering an event of default.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (a) upon repayment of all of the Junior Subordinated Debt on the stated maturity date, (b) contemporaneously with the optional prepayment of all of the Junior Subordinated Debt by the Company in conjunction with a special event (as defined) and (c) five years or more after the issue date, contemporaneously with the optional prepayment, in whole or in part, of the Junior Subordinated Debt.

The Company has provided a full, irrevocable and unconditional guarantee of payments of amounts due on the Trust Preferred Securities.

The Indentures contain certain organizational covenants of which the Company is in compliance as of December 31, 2004.

Interest payable is included in accrued expenses on the accompanying consolidated balance sheet.

12.    Capital Stock

Convertible Preferred Stock

On January 15, 2003, the Company authorized the issuance of 635,000 shares of preferred stock (Preferred Stock).

On September 4, 2003, the Company's Board approved an increase in the authorized preferred stock from 635,000 to 1,500,000 shares.

Series A

On January 15, 2003, the Company designated 85,000 shares of its Preferred Stock as Series A Convertible Preferred Stock (Series A Preferred Stock) and on January 21, 2003 issued all such shares. Gross proceeds from the transaction totaled $8,500, and the Company incurred syndication costs of $61.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

Series B

On June 20, 2003, the Company designated 500,000 shares of its Preferred Stock as Series B Convertible Preferred Stock (Series B Preferred Stock) and on June 30, 2003 issued all such shares. Gross proceeds from the transaction totaled $50,000. In connection with the Series B Preferred Stock offering, the Company issued purchase money loans to certain employees and directors totaling $2,300 (see Note 17).

On September 4, 2003, the Company's Board approved the increase in the number of shares designated as Series B Convertible Preferred Stock from 500,000 shares to 700,000 shares and extended its Series B Preferred Stock offering. In connection with the extended Series B Preferred Stock offering, the Company issued 200,000 Series B Preferred Stock shares on October 31, 2003 in the form of 191,450 Series B Preferred Stock shares and 8,550 Series B Preferred Stock units (Series B Units). Each Series B Unit consists of one Series B Preferred Stock share and one Warrant for the purchase of 1.75 shares of Common Stock at an exercise price of $100 per share of Common Stock, subject to adjustment (the Warrants). The Warrants expire on October 31, 2013. Gross proceeds from the transaction totaled $20,000. In connection with the extended Series B Preferred Stock offering, the Company issued purchase money loans to certain employees totaling $265 with terms identical to the notes issued in connection with the June 30, 2003 Series B Preferred Stock offering (see Note 17).

On May 5, 2004, the Company increased the number of shares designated as Series B Preferred Stock from 700,000 to 713,500 and extended its Series B Preferred Stock offering. In connection with this offering, the Company issued 13,500 Series B Preferred Stock shares. Gross proceeds from the transaction totaled $1,350.

The Company incurred syndication costs of $233 in its Series B Preferred Stock offerings.

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to cumulative, non-compounding dividends at the rate of 6.0% per annum per share (as a percentage of the Preferred Stock purchase price) which accrue on January 1, April 1, July 1 and October 1 of each year (each, a Dividend Accrual Date) beginning on the first such date immediately following issuance. Such dividends may be paid in cash or securities of the Company, provided that if the Company fails to pay dividends at such rate in cash on such Dividend Accrual Date, then all accrued and unpaid dividends and any dividends which shall thereafter accrue with respect to such Preferred Stock must be paid in shares of Common Stock. As of December 31, 2004, no preferred dividends have been declared. Cumulative preferred dividends in arrears at December 31, 2004, which must be paid in shares of Common Stock, totaled $6,956.

Unless the Company obtains approval from the majority or, in some cases, a super majority of the Board of Directors, neither the Company nor any subsidiary shall:

(a)	redeem, purchase or acquire any equity securities of the Company, or set aside any monies for the purchase or redemption of any equity securities;

(b)	declare or pay any dividend, or make any distribution upon or in respect of, any Senior Securities (as defined);

(c)	declare or pay any dividend, or make any distribution in respect of, any Parity Securities (as defined), unless a payment or distribution of a ratable amount per share is made on account of the Preferred Stock or unless all accrued dividends on the Preferred Stock for all past dividend periods shall have been paid or will be paid concurrently with the dividend or distribution on account of the Parity Security; or

(d)	declare or pay any dividend, or make any distribution in respect of, any Junior Securities (as defined), unless all accrued dividends on the Preferred Stock for all past dividend periods shall have been paid or will be paid concurrently with the dividend or distribution on account of the Junior Security. Should the Company declare a dividend or distribution on its outstanding Common Stock, the holders of the Preferred Stock will be entitled to receive a like-kind dividend or distribution on the basis as if the Preferred Stock was converted into Common Stock.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

With respect to any series of Preferred Stock, "Junior Securities" means the Common Stock and all other series and classes of equity securities of the Company that by their terms specifically provide that they are junior to such series of Preferred Stock or which do not specify their rank as to rights on the liquidation, winding-up and dissolution of the Company; "Parity Securities" means all series and classes of equity securities of the Company that by their terms specifically provide that they will rank on a parity with such series of Preferred Stock, in each case as to rights on the liquidation, winding-up, and dissolution of the Company; and "Senior Securities" means all series or classes of equity securities of the Company that by their terms specifically provide that they will rank senior to such series of Preferred Stock as to rights on the liquidation, winding-up, and dissolution of the Company.

The Preferred Stock is convertible at the option of the holder at any time up to the closing of a qualified initial public offering (Qualified IPO) and will be automatically converted into Common Stock immediately prior to the effectiveness of a Qualified IPO at a rate determined by dividing (a) the sum of the Preferred Stock purchase price plus all accrued but unpaid dividends by (b) the conversion price in effect at the time of conversion (initially, $50 and $100 for Series A Preferred Stock and Series B Preferred Stock, respectively). A Qualified IPO is generally defined as an initial public offering in which (a) the Company receives gross cash proceeds equal to or greater than $50,000 and (b) the public offering price per share is not less than the product of the Adjusted Series B Purchase Price (defined as the Series B Preferred Stock purchase price multiplied by a fraction, the numerator of which is the Series B Preferred Stock purchase price and the denominator of which is the sum of the Series B Preferred Stock purchase price plus any accrued and unpaid dividends) multiplied by 1.5.

Upon any liquidation, dissolution, winding-up, or Sale (as defined), the Company's liabilities shall be settled and any remaining available assets shall be distributed to the holders of Preferred Stock and any Parity Securities (Series A Preferred Stock and Series B Preferred Stock are Parity Securities), after any required distribution or payment shall have been made or provided in full to or on account of Senior Securities, and before any distribution or payment is made on account of Junior Securities such that each holder of Series A Preferred Stock and Series B Preferred Stock shall receive the greater of (a) the respective average Preferred Stock purchase price or (b) the amount each holder of Preferred Stock would have been entitled to if his respective share(s) of Preferred Stock (determined without regard to any accrued and unpaid dividends thereon) were converted into Common Stock immediately prior to the liquidation event. In the event that there are insufficient assets available to pay the full amounts due to Series A Preferred Stock and Series B Preferred Stock shareholders, the Series A Preferred Stock and Series B Preferred Stock shareholders will share ratably in any available distribution in proportion to the respective liquidation preference amounts.

The Series A Preferred Stock and Series B Preferred Stock liquidation preference amounts disclosed on the face of the balance sheet vary from the proceeds received on the Series A Preferred Stock and Series B Preferred Stock, respectively, due to (a) the differences in the Series A Preferred Stock and Series B Preferred Stock conversion prices in effect and (b) the lack of assets available to pay the full liquidation preference amounts payable in the event of a liquidation. Currently, the Series A Preferred Stock converts to Common Stock based on a $50 per share conversion price, and the Series B Preferred Stock converts to Common Stock based on a $100 per share conversion price.

For these purposes, "Sale" generally means (a) a merger or consolidation in which the holders of the Company's outstanding equity prior to such transaction hold less than 50.0% of the resulting entity or (b) the sale or transfer of all or substantially all of the Company's assets and business to an independent third party.

Each holder of the Preferred Stock is entitled to one vote for each share of Common Stock into which the Preferred Stock is convertible. The holders of Common Stock and Preferred Stock shall vote together as a single class on all matters submitted to a vote of the stockholders.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

Common Stock

On January 15, 2003, the Company increased its authorized Common Stock from 3,000 to 805,000 shares.

On June 20, 2003, the Company increased its authorized Common Stock from 805,000 to 1,500,000 shares.

On September 4, 2003, the Company's Board approved an increase in authorized Common Stock from 1,500,000 to 2,000,000 shares.

The following table summarizes the number of shares of Common Stock issuable and reserved for future issuance at December 31, 2004:

Issuable Shares

Upon conversion of preferred stock	883,500
Upon declaration of preferred stock dividends	79,473
Upon exercise of options	170,318
Upon exercise of warrants	14,962
Total	1,148,253

13.    Stock Options and Warrants

In 2003, the Company adopted the 2003 Incentive Plan (the Incentive Plan). Under the Incentive Plan, certain directors, officers, and key employees are eligible to be granted various stock-based awards. The aggregate number of shares which may be issued under the Incentive Plan, whether pursuant to options, share purchase awards, restricted share awards or any other awards under the Plan, shall not exceed the lesser of (a) 17.5% of the outstanding shares of Common Stock, calculated assuming conversion of all outstanding shares of Preferred Stock, the exercise of all Warrants and the exercise of any options issued or issuable under the Incentive Plan or (b) 375,438 shares. The aggregate number of shares which may be issued under the Incentive Plan at December 31, 2004 is 190,583.

Information concerning the stock option plan is summarized below:

	Year ended December 31,
	2004		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	127,745	$100.00	—	$—
Granted	43,182	102.69	127,745	100.00
Exercised	—	—	—	—
Forfeited	(609)	100.00	—	—
Outstanding, end of year	170,318	$100.68	127,745	$100.00
Exercisable, end of year	31,779	$100.00	—	$—

The following table summarizes certain stock option information by exercise price at December 31, 2004:

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price

$100.00	165,671	8.6 years	$100.00	31,779	$100.00
$125.00	4,647	9.9 years	125.00	—	—
	170,318	8.6 years	$100.68	31,779	$100.00

Currently, all the options issued under the Incentive Plan vest over a four year period commencing from the date of grant and are exercisable for ten years following the date of grant. Certain of the options will immediately vest in the event of a change in control of the Company.

Pro forma information required by Statement No. 123 has been estimated as if the Company had accounted for stock-based awards under the fair value method prescribed by that statement. The fair value of options granted was estimated at the date of the grant using the Minimum Value option pricing model with the following assumptions:

	December 31,
	2004	2003

Weighted-average risk-free interest rate	3.44%	3.20%
Dividend yield	0.00%	0.00%
Expected stock price volatility	0.00%	0.00%
Weighted-average expected life	7 years	7 years

The Minimum Value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The weighted average fair value of options issued in 2004 and 2003 was $22.05 and $20.06, respectively.

As part of the extended Series B Preferred Stock offering, the Company issued 8,550 Series B Units. Each Series B Unit consists of one Series B preferred share and one Warrant for the purchase of 1.75 shares of Common Stock at an exercise price of $100.00 per share of Common Stock, subject to adjustment. There is no vesting period associated with the exercise of the Warrants, and the Warrants expire on October 31, 2013. Compensation expense of $524 was recognized on these Warrants in 2003 representing a value of $61.29 per Warrant. The fair value of these Warrants was estimated using the Minimum Value pricing model with the following assumptions: risk-free interest rate of 4.23%, a dividend yield of 0.00%, an expected stock price volatility of 0.00% and an expected life of the warrants of ten years.

The Company has an employment agreement with its President and Chief Executive Officer. Under the terms of the agreement, the President will be granted options for the purchase of Common Stock equal to 5.0% of the Company's outstanding Common Stock after giving effect to the granted options, assuming the conversion of all outstanding Preferred Stock and Warrants to Common Stock, in each

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

future equity offering until such time that the Company has raised an aggregate of $250,000 in equity. The exercise price of the options to be issued will be equal to the per share purchase price of the equity to be issued in each such offering.

14.    Income Taxes

The Company files a consolidated federal income tax return with all of the subsidiaries consolidated in these financial statements. At December 31, 2003, the Company had net operating loss carryforwards of $4,686. These net operating loss carryforwards were used to offset taxable income during the year ended December 31, 2004.

The Company's effective income tax rate on pre-tax income (loss) differs from the prevailing corporate federal income tax rate and is summarized as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Income tax expense (benefit) at federal rate of 35.0% in 2004 and 34.0% in 2003 and 2002	$3,637	$(1,764)	$(95)
Change in deferred tax valuation allowance	(1,899)	1,802	97
Tax-exempt income	(98)	—	—
Other	(4)	(38)	(2)
	$1,636	$—	$—

The significant components of the net deferred tax asset at the current prevailing tax rate are summarized as follows:

	December 31,
	2004	2003
Deferred tax assets:
Unearned premiums	$4,673	$1,564
Reserve for losses and loss adjustment expenses	2,341	201
Net operating loss carryforwards	—	1,640
Net unrealized losses	59	105
Other	1,329	467
	8,402	3,977
Less: valuation allowance	—	(2,004)
Total deferred tax assets	8,402	1,973

Deferred tax liabilities:
Deferred policy acquisition costs	3,970	1,438
Property and equipment	690	487
Other	144	48
Total deferred tax liabilities	4,804	1,973
Net deferred tax assets	$3,598	$—

Management periodically reviews the need for a valuation allowance related to its deferred tax assets. Prior to 2004, management established a valuation allowance equal to total deferred tax assets less benefits to be realized as a result of the reversals of existing deferred tax liabilities. During 2004,

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

management concluded that it was more likely than not that the Company would realize its entire deferred tax asset. Management based this conclusion primarily on: (a) the Company's consecutive profitable quarters and its favorable trend in quarterly earnings, (b) the Company's generation of taxable income on an inception-to-date basis sufficient to exhaust all of the Company's net operating loss carryforwards created in its start-up phase and (c) the Company's cumulative pre-tax income since July 1, 2003, the date the Company commenced its insurance operations. Accordingly, no valuation allowance is established against the Company's deferred tax assets at December 31, 2004.

The components of the changes in the deferred tax valuation allowance were recorded as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Change recorded in operations	$(1,899)	$1,802	$97
Change recorded in stockholders' equity:
Net unrealized losses	(105)	105	—
Total change in the deferred tax valuation allowance	$(2,004)	$1,907	$97

15.    Other Operating Expenses

Other operating expenses consist of the following:

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Other underwriting expenses	$6,904	$2,843	$—
Amortization of deferred policy acquisition costs	12,853	976	—
Start-up expenses	—	3,212	275
Other costs (recoveries)	933	(189)	5
Total	$20,690	$6,842	$280

16.    Employee Benefits

The Company began offering savings plans (the Savings Plans), which qualify under Section 401(k) of the Internal Revenue Code, in 2003. Participants may contribute certain percentages of their pre-tax salary to the Savings Plans subject to statutory limitations. The Company matches employee contributions at the rate of 100% up to a maximum contribution of 6% of the participant's earnings subject to certain statutory limits. For the years ended December 31, 2004 and 2003, the Company's expense associated with the Savings Plans totaled $386 and $167, respectively.

17.    Related Party Transactions

The Company entered into a consulting agreement with its Chairman of the Board of Directors. The Agreement was effective in January 2003 and may be terminated by either party with 90 days written notice. Expenses related to this agreement totaled $60 for each of the years ended December 31, 2004 and 2003.

Through March 31, 2004, the Company had an agreement with Omega Management, Inc. (Omega), an entity fully owned by the Company's President, who beneficially owns 4.4% of the Company's

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

outstanding capital stock, as computed on a common stock equivalent basis, and is a member of the Board of Directors. Prior to March 31, 2004, the Company agreed to reimburse Omega for certain organizational and operating expenses incurred on behalf of the Company. For the years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002, such expenses totaled $0, $58 and $196, respectively. These expenses are reported in the accompanying statement of operations and statement of cash flows based on the nature of the underlying expense.

Effective January 1, 2004, the Company entered into an asset purchase agreement with Omega. The Company paid $38 in cash in exchange for the acquired assets that consisted of computer equipment, office furniture and certain leasehold improvements.

As part of its 2003 Series B Preferred Stock offerings, the Company loaned a total of $2,565 to employees and directors to purchase shares in the respective transactions. The notes have an annual interest rate of 4.5% and are reported in the accompanying balance sheet as a reduction in stockholders' equity. Interest on the notes for the years ended December 31, 2004 and 2003 totaled $117 and $55, respectively, and is recorded as other income in the accompanying statements of operations.

Beginning in 2003, the Company contracted with two investment advisory firms to manage the Company's investment portfolio. A member of the Company's Board of Directors is a partner of one of the firms with which the Company contracts. For the years ended December 31, 2004 and 2003, the Company incurred expenses of $44 and $2, respectively, with the affiliated firm. Fees charged under the agreement are comparable to fees charged by the Company's other investment advisory service provider.

18.    Commitments and Contingent Liabilities

The Company leases certain office space under operating leases that expire at various intervals and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for such leases was $514, $252 and $5 for the years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002, respectively. As of December 31, 2004, future minimum payments under noncancelable operating leases are as follows:

2005	$667
2006	685
2007	705
2008	517
2009	107
$2,681

The Company is a party to various lawsuits arising in the ordinary course of its operations. The Company believes that the ultimate resolution of these matters will not materially impact its financial position or results of operations.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

19.    Other Comprehensive Income (Loss)

The following table summarizes the components of other comprehensive income (loss):

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
Unrealized gains (losses) arising during the period, before taxes	$61	$(300)	$—
Income taxes	(21)	105	—
Change in deferred tax valuation allowance	105	(105)	—
Unrealized gains (losses) arising during the period, net of taxes	145	(300)	—
Less reclassification adjustment:
Gains (losses) realized in net income (loss)	(71)	—	—
Income taxes	25	—	—
Reclassification adjustment for gains (losses) realized in net income (loss)	(46)	—	—
Other comprehensive income (loss)	$191	$(300)	$—

20.    Segment Information

The Company has three reportable segments, each of which is a separately managed business unit. The "Excess and Surplus Insurance" segment, formerly referred to as the "James River Insurance Group" segment, primarily offers commercial excess and surplus lines liability and property products. The "Workers' Compensation Insurance" segment, formerly referred to as the "Stonewood Insurance Group" segment, offers workers' compensation insurance coverages. The "Corporate and Other" segment consists of certain management and treasury activities of James River Group, Inc. and interest expense associated with the Company's Senior Debt and Junior Subordinated Debt. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

Segment revenues for each reportable segment consist of net earned premiums, net investment income, realized investment gains (losses) and other income. Segment profit (loss) for each reportable segment is measured by underwriting profit (loss), which is generally defined as net earned premiums less losses and loss adjustment expenses and other operating expenses of the insurance segments. Segment results are reported prior to the effects of the intercompany reinsurance pooling agreement between the Company's insurance subsidiaries.

	Excess and Surplus Insurance	Workers' Compensation Insurance	Corporate and Other	Total
Year ended December 31, 2004
Direct written premiums	$133,354	$9,185	$—	$142,539
Net earned premiums	70,530	5,233	—	75,763
Segment revenues	73,339	5,864	259	79,462
Net investment income	2,873	620	133	3,626
Interest expense	—	—	793	793
Underwriting profit (loss)	10,980	(2,616)	—	8,364
Segment assets	213,904	30,010	23,034	266,948
Year ended December 31, 2003
Direct written premiums	$36,764	$—	$—	$36,764
Net earned premiums	5,087	—	—	5,087
Segment revenues	5,432	5	113	5,550
Net investment income	346	5	56	407
Interest expense	—	—	—	—
Underwriting profit (loss)	(1,613)	—	—	(1,613)
Segment assets	100,874	20,443	2,244	123,561
Period from September 25, 2002 (inception) through December 31, 2002
Direct written premiums	$—	$—	$—	$—
Net earned premiums	—	—	—	—
Segment revenues	—	—	2	2
Net investment income	—	—	2	2
Interest expense	—	—	—	—
Underwriting profit (loss)	—	—	—	—
Segment assets	171	—	6,652	6,823

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

The following table reconciles the underwriting profit (loss) of insurance segments by individual segment to consolidated income before taxes:

	Year ended December 31,		Period from September 25, 2002 (inception) through December 31, 2002
	2004	2003
Underwriting profit (loss) of the Excess and Surplus Insurance segment	$10,980	$(1,613)	$—
Underwriting profit (loss) of the Workers' Compensation Insurance segment	(2,616)	—	—
Total underwriting profit (loss) of insurance segments	8,364	(1,613)	—
Net investment income	3,626	407	2
Realized investment losses	(71)	—	—
Other income	144	56	—
Other operating expenses of the Corporate and Other segment	(879)	189	(5)
Operating expenses of the insurance segments prior to commencing insurance operations	—	(3,703)	(275)
Interest expense	(793)	—	—
Compensation expense on common stock warrant issuance	—	(524)	—
Consolidated income before taxes	$10,391	$(5,188)	$(278)

Direct written premiums by underwriting division are presented below:

	Year ended December 31,
	2004	2003
Allied health	$25,682	$8,778
General casualty	22,456	8,157
Excess casualty	21,565	4,340
Manufacturers and contractors	21,552	5,328
Professional liability	16,838	4,875
Primary property	10,375	2,547
Workers' compensation	9,185	—
Excess property	6,456	1,992
Energy	5,651	747
Healthcare	1,570	—
Environmental	1,209	—
Total	$142,539	$36,764

The Company does business with two agencies which generated $46,479 of direct written premiums for the Excess and Surplus Insurance segment, representing 32.6% of consolidated direct written premiums and 34.9% of the Excess and Surplus Insurance segment's direct written premiums for the year ended December 31, 2004. The Company has agency contracts with various branches within each of the aforementioned agencies. While the loss of either of the agencies in the aggregate could have a material adverse effect on the Company and the Excess and Surplus Insurance segment, the Company does not believe that the loss of a single branch would have a material adverse effect on the Company or the Excess and Surplus Insurance segment.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

Approximately $1,008, or 11.0%, of the Workers' Compensation Insurance segment's direct written premiums for the year ended December 31, 2004 were generated by one agency. The loss of this agency could have a material adverse effect on the Workers' Compensation Insurance segment.

21.    Fair Value

The carrying values and fair values of financial instruments are summarized below:

	December 31,
	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Fixed maturity securities available-for-sale	$172,731	$172,731	$59,070	$59,070
Equity securities available-for-sale	2,290	2,290	—	—
Short-term investments	4,639	4,639	10,902	10,902
Cash and cash equivalents	15,571	15,571	9,352	9,352
Liabilities
Senior debt	15,000	15,000	—	—
Junior subordinated debt	22,681	22,861	—	—

The fair values of fixed maturity securities and equity securities have been determined using quoted market prices for securities traded in the public market or prices using bid or closing prices for securities not traded in the public marketplace.

The fair values of short-term investments and cash and cash equivalents approximate their carrying values due to their short-term maturity.

The fair values of Senior Debt and Junior Subordinated Debt approximate their carrying values due to the floating interest rate structure inherent in these instruments.

22.    Statutory Matters and Dividend Restrictions

State insurance laws and regulations prescribe accounting practices for determining statutory net income and equity for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities (SAP) for the Company's insurance subsidiaries differ from accounting principles generally accepted in the United States (GAAP). The principal differences between SAP and GAAP as they relate to the financial statements of the Company's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP. Combined net income, statutory capital and surplus and minimum required statutory capital and surplus, as determined in accordance with statutory accounting practices, for the insurance subsidiaries as of December 31, 2004 and 2003 and for the years then ended are summarized as follows:

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except for share data)

	2004	2003
Statutory net loss	$(1,544)	$(5,286)
Statutory capital and surplus	79,378	58,183
Minimum required statutory capital and surplus	7,250	6,250

The insurance statutes of the insurance subsidiaries' states of domicile limit the amount of dividends that they may pay annually to the Company without first obtaining regulatory approval. Generally, the limitations are based on statutory net income for the preceding year or 10.0% of statutory surplus at the end of the preceding year. The maximum amount of dividends available to the Company from its insurance subsidiaries during 2005 without regulatory approval is $5,753.

Risk-Based Capital (RBC) requirements promulgated by the National Association of Insurance Commissioners require property-casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. As of December 31, 2004, the insurance subsidiaries' adjusted capital and surplus exceeds their authorized control level RBC.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31, 2005	December 31, 2004
	(in thousands)
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost: 2005 — $204,996; 2004 — $172,889)	$201,465	$172,731
Equity securities available-for-sale, at fair value (cost: 2005 — $1,998; 2004 — $2,300)	1,977	2,290
Short-term investments	3,651	4,639
Total investments	207,093	179,660

Cash and cash equivalents	13,225	15,571
Accrued investment income	2,219	1,809
Premiums receivable and agents' balances	16,694	18,265
Reinsurance recoverable on unpaid losses	27,253	15,200
Prepaid reinsurance premiums	12,058	12,003
Deferred policy acquisition costs	12,672	11,344
Intangible insurance assets	4,184	4,184
Property and equipment, net	3,161	3,239
Deferred tax assets	5,034	3,598
Other assets	2,190	2,075

Total assets	$305,783	$266,948

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	(Unaudited) March 31, 2005	December 31, 2004
	(in thousands except for share data)
Liabilities and stockholders' equity
Reserve for losses and loss adjustment expenses	$84,374	$62,243
Unearned premiums	84,969	78,290
Payables to reinsurers	496	326
Accrued expenses	3,311	4,182
Federal income taxes payable	2,568	1,010
Senior debt	15,000	15,000
Junior subordinated debt	22,681	22,681
Other liabilities	9,283	2,521
Total liabilities	222,682	186,253

Commitments and contingent liabilities

Stockholders' equity:
Convertible preferred stock — $0.01 par value and 1,500,000 shares authorized:
Series A — stated value $100 per share; 85,000 shares authorized, issued and outstanding; liquidation preference of $15,214 and $14,422 at March 31, 2005 and December 31, 2004, respectively	8,439	8,439
Series B — stated value $100 per share; 713,500 shares authorized, issued and outstanding; liquidation preference of $67,887 and $66,273 at March 31, 2005 and December 31, 2004, respectively	71,117	71,117
Common stock — $0.01 par value; 2,000,000 shares authorized; 1 share issued and outstanding	—	—
Common stock warrants	524	524
	80,080	80,080
Notes receivable from employees and directors	(2,565)	(2,565)
Retained earnings	7,895	3,289
Accumulated other comprehensive loss	(2,309)	(109)
Total stockholders' equity	83,101	80,695
Total liabilities and stockholders' equity	$305,783	$266,948

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	Three months ended March 31
	2005	2004
	(in thousands)

Revenues
Direct written premiums	$47,020	$23,938
Ceded written premiums	(16,030)	(6,224)
Net written premiums	30,990	17,714
Change in net unearned premiums	(6,158)	(8,459)
Net earned premiums	24,832	9,255

Net investment income	1,745	588
Realized investment losses	(25)	—
Other income	45	29
Total revenues	26,597	9,872

Expenses
Losses and loss adjustment expenses	13,394	5,853
Other operating expenses	5,693	3,438
Interest expense	588	—
Total expenses	19,675	9,291

Income before taxes	6,922	581
Federal income tax expense	2,316	—

Net income	$4,606	$581

Earnings (loss) per share:
Basic	$3,424,852.00	$(589,653.00)
Diluted	$4.55	$(589,653.00)
Weighted-average common shares outstanding:
Basic	1	1
Diluted	1,011,323	1
Earnings (loss) per share — Pro forma (see Note 2)
Basic	$342,485.20
Diluted	$0.46
Weighted-average common shares outstanding — Pro forma (see Note 2)
Basic	10
Diluted	10,113,230

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2005	2004
	(in thousands)
Operating activities
Net cash provided by operating activities	$27,659	$16,202

Investing activities
Securities available-for-sale:
Purchases — fixed maturity securities	(37,776)	(23,779)
Maturities and calls — fixed maturity securities	1,178	502
Sales — fixed maturity securities	4,114	—
Sales — equity securities	300	—
Payable to securities brokers	1,347	—
Net sales of short-term investments	988	10,672
Purchases of property and equipment	(156)	(362)
Net cash used in investing activities	(30,005)	(12,967)

Financing activities
Issuance costs	—	10
Net cash provided by financing activities	—	10

Change in cash and cash equivalents	(2,346)	3,245
Cash and cash equivalents at beginning of period	15,571	9,352
Cash and cash equivalents at end of period	$13,225	$12,597

See accompanying notes.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited)

March 31, 2005

(in thousands except for share data)

1.    Accounting Policies and Basis of Presentation

Basis of Presentation

The accompanying condensed consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and do not contain all of the information and footnotes required by accounting principals generally accepted in the United States for complete financial statements. Readers are urged to review the Company's 2004 audited consolidated financial statements for a more complete description of the Company's business and accounting policies. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results of operations for the full year. The consolidated balance sheet as of December 31, 2004 was derived from the Company's audited annual consolidated financial statements.

Significant intercompany transactions and balances have been eliminated.

Estimates and Assumptions

Preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change and actual results may ultimately differ from those estimates.

Pending Adoption of Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and amends FASB Statement No. 95, Statement of Cash Flows.

Statement 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under Statement 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company's adoption of Statement 123(R). The Company will adopt Statement 123(R) on January 1, 2006.

The Company will apply Statement 123(R) prospectively to new awards issued after May 3, 2005 (the date the Company filed its Form S-1 with the Securities and Exchange Commission — see Note 9) and awards modified, repurchased or cancelled on or after May 3, 2005. These awards must be valued using an option pricing model other than the minimum value method, and the expense associated with these awards will be recognized in the income statement over their vesting period effective January 1, 2006. The Company will continue to account for the portion of awards outstanding prior to May 3, 2005 using the provisions of APB Opinion No. 25 and its related interpretive guidance. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of Statement 123(R) on the Company's financial statements is not known at this time.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited) (continued)

(in thousands except for share data)

Stock Options

The Company grants stock options to employees and directors for a fixed number of shares with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants using the intrinsic value method prescribed in APB Opinion No. 25 and, accordingly, recognizes no compensation expense for the stock option grants.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table summarizes the effect on net income and earnings (loss) per share had the minimum value method been used:

	Three months ended March 31
	2005	2004
Net income — as reported	$4,606	$581
Stock-based compensation expense determined using the minimum value method, net of tax	(213)	(159)
Net income — pro forma	$4,393	$422

Earnings (loss) per share — as reported:
Basic	$3,424,852.00	$(589,653.00)
Diluted	$4.55	$(589,653.00)

Earnings (loss) per share — pro forma:
Basic	$3,211,537.00	$(748,545.00)
Diluted	$4.42	$(748,545.00)

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited) (continued)

(in thousands except for share data)

2.    Earnings (Loss) Per Share

	Three months ended March 31
	2005	2004

Net income — numerator for diluted earnings per share for 2005	$4,606	$581
Dividends in arrears	(1,181)	(1,171)
Net income (loss) available to common shareholders — numerator for basic earnings per share and diluted earnings per share for 2004	$3,425	$(590)

Weighted average common shares outstanding — denominator for basic earnings per share	1	1

Dilutive potential common shares:
Series A Preferred Stock	170,000	—
Series B Preferred Stock	713,500	—
Preferred stock dividends	92,544	—
Options	32,286	—
Warrants	2,992	—
Weighted average common shares and diluted potential common shares outstanding — denominator for diluted earnings per share	1,011,323	1

Earnings (loss) per share:
Basic	$3,424,852.00	$(589,653.00)
Diluted	$4.55	$(589,653.00)

The computation of earnings per share on a diluted basis for the three months ended March 31, 2004 excludes 1,082,513 of potential common shares. These potential common shares have been excluded from the computation of diluted earnings (loss) per share due to their anti-dilutive effect.

Pro forma earnings (loss) per share for the three months ended March 31, 2005 reflects the 10 for 1 split of the Company's Common Stock, which is expected to occur after the effective date of the Company's registration statement, as of the beginning of the period.

Earnings (loss) per share — Pro forma
Basic	$342,485.20
Diluted	$0.46
Weighted-average common shares outstanding — Pro forma
Basic	10
Diluted	10,113,230

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited) (continued)

(in thousands except for share data)

3.    Income Taxes

Income tax expense differs from the amounts computed by applying the Federal statutory income tax rate to income before income taxes primarily due to interest on tax-advantaged state and municipal securities for the three months ended March 31, 2005. There was no income tax expense for the three months ended March 31, 2004 because taxable income for the quarter was fully offset by net operating loss carryfowards.

4.    Reserve for Losses and Loss Adjustment Expenses

A rollforward of the reserve for losses and loss adjustment expenses (LAE), net of reinsurance, is presented below:

	Three Months Ended March 31
	2005	2004
Reserve for losses and LAE net of reinsurance recoverables at beginning of period	$47,043	$3,183
Add: Incurred losses and LAE net of reinsurance:
Current year	15,711	5,946
Prior years	(2,317)	(93)
Total incurred losses and LAE	13,394	5,853
Deduct: Loss and LAE payments net of reinsurance:
Current year	1,039	365
Prior years	2,277	228
Total loss and LAE payments	3,316	593
Reserve for losses and LAE net of reinsurance recoverables at end of period	57,121	8,443
Add: Reinsurance recoverables on unpaid losses and LAE at end of period	27,253	13,167
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE at end of period	$84,374	$21,610

The foregoing reconciliation shows a $2,317 redundancy developed in the three months ended March 31, 2005 on the reserve for losses and LAE held at December 31, 2004. Of this favorable development, $1,717 occurred in the James River Insurance property lines. Also, a $93 redundancy developed in the three months ended March 31, 2004 on the reserve for losses and LAE held at December 31, 2003.

5.    Related Party Transactions

As part of its 2003 Series B Preferred Stock offerings, the Company loaned a total of $2,565 to employees and directors to purchase shares in the transactions (See Note 9). The notes have an interest rate of 4.5% and are reported in the accompanying balance sheets as a reduction in stockholders' equity. Interest on the notes is recorded as other income and totaled $29 for each of the three-month periods ended March 31, 2005 and 2004.

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited) (continued)

(in thousands except for share data)

6.    Other Comprehensive Income (Loss)

The following table summarizes the components of other comprehensive income (loss):

	Three months ended March 31
	2005	2004
Unrealized gains (losses) arising during the period, before taxes	$(3,409)	$1,340
Income taxes	1,193	(364)
Unrealized gains (losses) arising during the period, net of taxes	(2,216)	976
Less reclassification adjustment:
Gains (losses) realized in net income	(25)	—
Income taxes	9	—
Reclassification adjustment for gains (losses) realized in net income	(16)	—
Other comprehensive income (loss)	$(2,200)	$976

7.    Contingent Liabilities

The Company is a party to various lawsuits arising in the ordinary course of its operations. The Company believes that the ultimate resolution of these matters will not materially impact its financial position or results of operations.

8.    Segment Information

The Company has three reportable segments: the Excess and Surplus Insurance segment, the Workers' Compensation Insurance segment and the Corporate and Other segment. Segment profit (loss) for each reportable segment is measured by underwriting profit (loss), which is generally defined as net earned premiums less losses and loss adjustment expenses and other operating expenses of the insurance segments. Segment results are reported prior to the effects of the intercompany reinsurance pooling agreement between the Company's insurance subsidiaries. The following table summarizes segment results:

JAMES RIVER GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
(Unaudited) (continued)

(in thousands except for share data)

	Excess and Surplus Insurance	Workers' Compensation Insurance	Corporate and Other	Total
Three months ended March 31, 2005
Direct written premiums	$41,769	$5,251	$—	$47,020
Net earned premiums	20,832	4,000	—	24,832
Segment revenues	22,179	4,252	166	26,597
Net investment income	1,346	247	152	1,745
Interest expense	—	—	588	588
Underwriting profit (loss)	5,642	501	—	6,143
Segment assets	250,643	35,524	19,616	305,783
Three months ended March 31, 2004
Direct written premiums	$23,233	$705	$—	$23,938
Net earned premiums	8,944	311	—	9,255
Segment revenues	9,383	459	30	9,872
Net investment income	439	148	1	588
Interest expense	—	—	—	—
Underwriting profit (loss)	682	(779)	—	(97)
Segment assets	120,513	20,555	2,095	143,163

The following table reconciles the underwriting profit (loss) of insurance segments by individual segment to consolidated income before taxes:

	Three months ended March 31,
	2005	2004
Underwriting profit (loss) of the Excess and Surplus Insurance segment	$5,642	$682
Underwriting profit (loss) of the Workers' Compensation Insurance segment	501	(779)
Total underwriting profit (loss) of insurance segments ..	6,143	(97)
Net investment income ..	1,745	588
Realized investment losses ..	(25)	—
Other income ..	45	29
Other operating expenses of the Corporate and Other segment ..	(398)	61
Interest expense	(588)	—
Consolidated income before taxes	$6,922	$581

9.    Subsequent Events

In April 2005, all of the outstanding loans extended to directors and executive officers were repaid in full. Repayments to the Company totaled $2,020.

On May 3, 2005, the Company filed a registration statement on Form S-1 with the Securities Exchange Commission for the purpose of making an initial public offering of common stock of James River Group, Inc.

GLOSSARY OF SELECTED INSURANCE TERMS

Except as otherwise specified or as the context may otherwise require, the following terms used herein shall have the meanings assigned to them below. All terms in the singular shall have the same meanings when used in the plural and vice versa.

Accident year	The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Actuary or Actuarial firm	A person or firm which conducts various statistical studies used to evaluate risks, the adequacy of premium charged therefor and the adequacy of provisions made for losses and loss expenses.

Admitted insurer	An insurer that has received a license or certificate of authority from a state regulatory authority to transact an insurance business in that state.

A.M. Best	A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Case reserves	Loss reserves established with respect to individual reported claims.

Cede; Ceding company	When a company reinsures its risk with another, it 'cedes' business and is referred to as the 'ceding company.'

Claims made and reported basis	A policy written on a claims made and reported form provides coverage to the insured only for losses incurred during the coverage period and only if the claim was made and reported to us during a specified reporting period.

Combined ratio	The sum of the expense ratio and the loss ratio, determined in accordance with either SAP or GAAP. A combined ratio on a GAAP or SAP basis below 100.0% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio on a GAAP or SAP basis over 100.0% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commission	The fee paid to an agent or a broker for placing insurance which is generally a percentage of the premium.

Deferred policy acquisition costs	The costs that vary with and are primarily related to the acquisition of new and renewal insurance policies including commissions and certain other underwriting expenses. These costs are capitalized and charged to expense in proportion to premium revenue earned.

Excess and surplus lines (E&S)	Lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured's business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction.

Expense ratio	Under SAP, the ratio of underwriting expenses to net written premiums. On a GAAP basis, the ratio of other operating expenses to net earned premiums.

Generally accepted accounting principles (GAAP)	United States generally accepted accounting principles as promulgated by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board.

Hard market	The portion of the market cycle of the property/casualty insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and, typically, enhanced underwriting performance.

Incurred but not yet reported (IBNR) reserves	Loss reserves for estimated losses which have been incurred but not yet reported to the insurer.

Incurred losses	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

Loss ratio	The ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned based on consolidated financial information prepared in accordance with GAAP or SAP. Unless otherwise indicated, loss ratio refers to calendar year loss ratio.

Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement costs.

Loss and LAE reserves	Liabilities established by insurers to reflect the estimated cost of claims payments that the insurer will ultimately be required to pay in respect of insurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves.

Loss development	Increases or decreases in losses and LAE greater than or less than anticipated loss and LAE experience over a given period of time.

National Association of Insurance Commissioners (NAIC)	A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria and performs other services with respect to the insurance industry.

Net earned premiums	The portion of net written premiums that is recognized for accounting purposes as income during a period.

Net written premiums	Direct written premiums for a given period less premiums ceded to reinsurers during such period.

Occurrence basis	Coverage, in liability insurance, for harm suffered by others because of events occurring while a policy is in force, regardless of when a claim is actually made.

Policyholders' (or Statutory) surplus	Total admitted assets less total liabilities, as determined in accordance with SAP.

Pooling arrangement	Method by which insurance companies agree to share premiums and claims costs in specified percentages such that the risk of an exposure insured by any of the pool participants is spread among the participants in proportion to the agreed percentages.

Primary insurer	An insurance company that issues insurance policies to the public generally or to certain non-insurance entities.

Quota share reinsurance	A type of reinsurance whereby the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the primary insurer, indemnifies the primary insurer against a predetermined portion of the losses and loss adjustment expenses of the primary insurer under the covered primary policy or policies.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Reinsurers	Insurers (known as the reinsurer or assuming company) who agree to indemnify another insurer (known as the reinsured or ceding company) against all or part of a loss which the latter may incur under a policy or policies it has issued.

Retention	The amount or portion of risk which an insurer or reinsurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer or a retrocessionaire. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Soft market	The portion of the market cycle of the property/casualty insurance industry characterized by heightened premium rate competition among insurers, increased underwriting capacity and, typically, depressed underwriting performance.

Statutory accounting practices (SAP)	Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting. The principal differences between SAP and GAAP as they relate to the financial statements of James River's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP. See Note 22 to our audited consolidated financial statements included elsewhere in this prospectus.

Underwriting	The insurer's process of reviewing applications submitted for the insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profits; Underwriting profitability	Refers to the profits or profitability of an insurance company's operation prior to inclusion of investment income or loss and gains or losses from sale of invested assets.

Unearned premiums	The portion of a premium representing the unexpired portion of the contract term as of a certain date.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                  , 2005 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

              Shares

James River Group, Inc.

Common Stock

P R O S P E C T U S

Keefe, Bruyette & Woods
Bear, Stearns & Co. Inc.
Friedman Billings Ramsey
Wachovia Securities

                 , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

Securities and Exchange Commission Registration Fee	$9,416.00
National Association of Securities Dealers, Inc. Filing Fee	*
NASDAQ National Market Listing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accountants' Fees and Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Miscellaneous Expenses	*
Total	$ *

*	To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation will contain such a provision.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We pay the entire premium of this policy.

We intend to enter into indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

The following is a summary of transactions during the past three years involving sales of our securities that were not registered under the Securities Act.

In January 2003, we sold 85,000 Series A shares to directors, employees and private investors at a price of $100 per share, for an aggregate purchase price of $8.5 million. We intend to effect a 10 for 1 split of our common stock prior to completion of this offering. Accordingly, each Series A share will be automatically converted into 20 shares of common stock immediately prior to effectiveness of this offering, plus additional shares representing accrued but unpaid dividends on our Series A shares. The sale of Series A shares was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Regulation D promulgated by the Securities and Exchange Commission thereunder.

In June 2003, we sold 500,000 Series B shares to directors, employees and private investors for $100 per share, for an aggregate purchase price of $50 million. In October 2003, we sold an additional 200,000 Series B shares for $100 per share, for an aggregate purchase price of $20 million. As part of the October 2003 offering, we sold 8,550 units consisting of one Series B share and one warrant to purchase 1.75 shares of our common stock (subject to anti-dilution adjustments). In May 2004, we sold an additional 13,500 Series B shares for $100 per share, for an aggregate purchase price of $1.35 million. We intend to effect a 10 for 1 split of our common stock prior to completion of this offering. Accordingly, each Series B share will be automatically converted into ten shares of common stock immediately prior to effectiveness of this offering, plus additional shares representing accrued but unpaid dividends on our Series B shares. The sales of Series B shares were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Regulation D promulgated by the Securities and Exchange Commission thereunder.

See "Certain Relationships and Related Transactions — Stock Issuances" for the specific directors, officers and beneficial owners of more than 5% of our common stock who made purchases of our Series A and Series B shares.

In May 2004, we sold $15 million of floating rate senior debentures due April 29, 2034, and James River Capital Trust I, a Delaware statutory trust sponsored by us, sold $7 million of preferred securities to ICONS, LTD and $217,000 of common securities to us. The trust used the proceeds of the sale of preferred and common securities to purchase $7.217 million of floating rate junior subordinated debentures from us. The sales of preferred and common securities by the trust and of senior and junior debentures by us were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.

In December 2004, James River Capital Trust II, a Delaware statutory trust sponsored by us, sold $15 million of preferred securities to Preferred Term Securities XVI, LTD. and $464,000 of common securities to us. The trust used the proceeds of the sale of preferred and common securities to purchase $15.464 million of floating rate junior subordinated debentures from us. The sales of preferred and common securities by the trust and of junior debentures by us were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.

From 2003 through May 31, 2005, we granted options to purchase 1,709,270 shares of our common stock to employees and directors (some of whom assigned these options to the entities that designated them), pursuant to the 2003 Incentive Plan. No such options have been exercised or repurchased, and 15,180 options have been forfeited, as of the date of this registration statement. See "Management — Executive Compensation" for the named executive officers who received options. The grants of these options were exempt from registration under the Securities Act in reliance on the exemption provided by Rule 701 thereof.

The recipients of securities in each transaction described in this Item represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access to information about us, through their relationships with us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement by and among the Company and the underwriters named therein
3.1**	Form of Third Amended and Restated Certificate of Incorporation, to be in effect prior to completion of this offering
3.2**	Form of Third Amended and Restated By-Laws, to be in effect prior to completion of this offering
4.1*	Specimen Stock Certificate, representing the Company's common stock, par value $0.01 per share
4.2**	Form of Warrant relating to Series B Convertible Preferred Stock
4.3**	Stockholders' Agreement dated January 21, 2003 by and among James River Group, Inc. and certain stockholders named therein
4.4**	First Amendment to Stockholders' Agreement dated June 30, 2003 by and among James River Group, Inc. and certain stockholders named therein
4.5**	Form of Joinder to Stockholders' Agreement by and among James River Group, Inc. and the stockholder signatories thereto
4.6**	Registration Rights Agreement dated January 21, 2003 by and among James River Group, Inc. and certain stockholders as named therein
4.7**	Letter Agreement dated December 23, 2002, as amended, by and between James River Group, Inc. and MMC Capital, Inc. on behalf of and for the benefit of Trident II, L.P. and certain co-investment vehicles
4.8**	Indenture dated as of May 26, 2004 by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Senior Debentures Due 2034
4.9**	Indenture dated as of May 26, 2004 by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Debentures Due 2034
4.10**	Amended and Restated Declaration of Trust of James River Capital Trust I dated as of May 26, 2004 by and among James River Group, Inc., the Trustees (as defined therein) and the holders, from time to time, of undivided beneficial interests in James River Capital Trust I
4.11**	Preferred Securities Guarantee Agreement dated as of May 26, 2004 by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Preferred Guarantee Trustee, for the benefit of the Holders (as defined therein) of James River Capital Trust I
4.12**	Indenture dated December 15, 2004 by and between the Company and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2034

Exhibit No.	Description
4.13**	Amended and Restated Declaration of Trust of James River Capital Trust II dated as of December 15, 2004 by and among James River Group, Inc., the Trustees (as defined therein), the Administrators (as named therein), and the holders, from time to time, of undivided beneficial interests in the James River Capital Trust II
4.14**	Guarantee Agreement dated as of December 15, 2004 by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the Holders (as defined therein) from time to time of the capital securities of James River Capital Trust II
5.1	Form of Opinion of Bryan Cave LLP
10.1**	James River Group, Inc. 2003 Incentive Plan
10.2**	First Amendment to the James River Group, Inc. 2003 Incentive Plan
10.3**	Form of Non-Qualified Option Grant Certificate Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.4**	Form of Non-Qualified Option Grant Certificate for Entities Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.5**	Form of Incentive Stock Option Grant Certificate for Employees Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.6**	James River Group, Inc. 2005 Incentive Plan
10.7**	Employment Agreement dated and effective as of November 15, 2002 by and between James River Group, Inc. and J. Adam Abram
10.8**	Amendment to Employment Agreement dated September 4, 2003 by and between James River Group, Inc. and J. Adam Abram
10.9**	Employment and Arbitration Agreement dated and effective as of November 2, 2002 by and between James River Management Company, Inc. and Michael P. Kehoe
10.10**	Employment and Arbitration Agreement dated and effective as of October 1, 2003 by and between Stonewood Insurance Management Company, Inc. and C. Kenneth Mitchell
10.11**	Employment Agreement dated April 29, 2005 by and between James River Group, Inc. and Michael Oakes
10.12**	Summary of Consulting Agreement for Richard W. Wright
10.13**	Summary of Director Compensation
10.14**	Form of Indemnification Agreement between James River Group, Inc. and its directors and executive officers
10.15**	Stock Purchase Agreement dated as of April 3, 2003 by and between James River Group, Inc. and American Empire Surplus Lines Insurance Company
10.16**	Reinsurance Agreement effective January 1, 2002 by and between Fidelity Excess and Surplus Insurance Company and American Empire Surplus Lines Insurance Company
10.17**	Amendment to Reinsurance Agreement effective as of January 1, 2002 by and between Fidelity Excess and Surplus Insurance Company and American Empire Surplus Lines Insurance Company

Exhibit No.	Description
10.18**	Guarantee Agreement dated as of June 30, 2003 by and between James River Group, Inc. and Great American Insurance Company
10.19**	Trust Account Agreement effective March 12, 2003 by and among American Empire Surplus Lines Insurance Company, the Provident Bank and Fidelity Excess and Surplus Insurance Company
10.20**	Net Quota Share Reinsurance Contract effective as of January 1, 2005 by and among James River Insurance Company and the Subscribing Reinsurers named therein
21**	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2	Form of Consent of Bryan Cave LLP (included as part of Exhibit 5.1)
24**	Powers of Attorney

*	To be filed by amendment

**	Previously filed

(b)	Financial Statement Schedules

I.	Summary of Investments

II.	Condensed Financial Information of Registrant

III.	Supplementary Insurance Information

Pursuant to Rule 7-05 of Regulation S-X, other schedules have been omitted as the information to be set forth therein is included in the notes of the audited consolidated financial statements included in the prospectus.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chapel Hill, State of North Carolina, on July 11, 2005.

JAMES RIVER GROUP, INC.
By: /s/ J. Adam Abram J. Adam Abram President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ J. Adam Abram	President, Chief Executive Officer and Director	July 11, 2005

J. Adam Abram

/s/ Michael T. Oakes	Executive Vice President and Chief Financial Officer	July 11, 2005

Michael T. Oakes

/s/Michael E. Crow	Sr. Vice President — Finance; Chief Accounting Officer	July 11, 2005

Michael E. Crow

/s/ Richard W. Wright*	Chairman of the Board	July 11, 2005

Richard W. Wright

/s/ Matthew Bronfman*	Director	July 11, 2005

Matthew Bronfman

/s/ Alan N. Colner*	Director	July 11, 2005

Alan N. Colner

/s/ Joel L. Fleishman*	Director	July 11, 2005

Joel L. Fleishman

/s/ Dallas W. Luby*	Director	July 11, 2005

Dallas W. Luby

/s/ John T. Sinnott*	Director	July 11, 2005

John T. Sinnott

/s/ Michael H. Steinhardt*	Director	July 11, 2005

Michael H. Steinhardt

/s/ A. Wellford Tabor*	Director	July 11, 2005

A. Wellford Tabor

/s/ James L. Zech*	Director	July 11, 2005

James L. Zech

/s/ Nicolas D. Zerbib*	Director	July 11, 2005

Nicolas D. Zerbib

*By: /s/ J. Adam Abram

J. Adam Abram Attorney-in-Fact

James River Group, Inc. and Subsidiaries

Schedule I — Summary of Investments — Other than Investments in Related Parties

	December 31, 2004
	Cost	Fair Value	Amount Shown in Balance Sheet
	(In thousands)
Fixed maturities:
Available-for-sale
United States Government and government agencies and authorities	$71,632	$71,519	$71,519
States, municipals and political subdivisions	33,068	33,064	33,064
Public utilities	10,912	10,872	10,872
All other corporate bonds	57,277	57,276	57,276
Total fixed maturities	172,889	172,731	172,731
Equity securities:
Industrial, miscellaneous and all other	2,300	2,290	2,290
Short-term investments	4,639	4,639	4,639
Total investments	$179,828	$179,660	$179,660

See accompanying independent auditors' report.

James River Group, Inc.

Schedule II — Condensed Financial Information of Parent Company

Condensed Balance Sheets

	December 31
	2004	2003
	(In thousands)
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost: 2004—$16,894)	$16,878	$—
Equity securities available-for-sale, at fair value (cost: 2004—$2,300)	2,290	—
Total investments	19,168	—

Cash and cash equivalents	424	679
Accrued investment income	182	—
Investments in consolidated subsidiaries, equity method	97,426	69,491
Property and equipment, net	1,313	1,532
Deferred tax assets	242	—
Receivables from consolidated subsidiaries	56	17
Other assets	1,736	33
Total assets	$120,547	$71,752

Liabilities and stockholders' equity
Accrued expenses	$1,272	$244
Senior debt	15,000	—
Junior subordinated debt	22,681	—
Other liabilities	899	1,112
Total liabilities	39,852	1,356

Commitments and contingent liabilities

Stockholders' equity	80,695	70,396
Total liabilities and stockholders' equity	$120,547	$71,752

See accompanying notes.

James River Group, Inc.

Condensed Statements of Operations

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
	(In thousands)
Revenues
Management fee income from consolidated subsidiaries	$2,840	$1,801	$150
Net investment income	133	56	2
Other income	127	55	—
Total revenues	3,100	1,912	152

Expenses
Other operating expenses	3,720	1,611	155
Interest expense	793	—	—
Compensation expense on common stock warrant issuance	—	524	—
Total expenses	4,513	2,135	155

Income (loss) before income taxes and equity in undistributed earnings (loss) of consolidated subsidiaries	(1,413)	(223)	(3)
Federal income tax benefit	553	—	—

Equity in undistributed earnings (loss) of consolidated subsidiaries	9,615	(4,965)	(275)

Net income (loss)	$8,755	$(5,188)	$(278)

See accompanying notes.

James River Group, Inc.

Condensed Statements of Cash Flows

	Year ended December 31, 2004	Year ended December 31, 2003	Period from September 25, 2002 (inception) through December 31, 2002
	(In thousands)
Operating activities
Net income (loss)	$8,755	$(5,188)	$(278)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	(8,661)	5,908	64
Net cash provided by (used in) operating activities	94	720	(214)
Investing activities
Acquisitions, net of cash acquired	—	(28,914)	—
Capital contributions to consolidated subsidiaries	(18,100)	(46,117)	—
Securities available-for-sale:
Purchases – fixed maturity securities	(16,935)	—	—
Purchases – equity securities	(2,300)	—	—
Net purchases of property and equipment	(315)	(434)	—
Net cash used in investing activities	(37,650)	(75,465)	—
Financing activities
Proceeds from issuance of Series A Preferred Stock	—	8,500	—
Proceeds from issuance of Series B Preferred Stock	1,350	67,435	—
Issuance of senior debt	15,000	—	—
Issuance of junior subordinated debt	22,000	—	—
Issuance costs	(1,049)	(297)	—
Investor funds received pending issuance of Series A Preferred Stock shares	—	(6,865)	6,865
Net cash provided by financing activities	37,301	68,773	6,865

Change in cash and cash equivalents	(255)	(5,972)	6,651
Cash and cash equivalents at beginning of period	679	6,651	–
Cash and cash equivalents at end of period	$424	$679	$6,651

See accompanying notes.

JAMES RIVER GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002

(In thousands, except for share data)

1.    Accounting Policies

Organization

James River Group, Inc. (the Company) is a Delaware-domiciled holding company organized for the purpose of acquiring and managing insurance entities.

Basis of Presentation

The condensed financial statements and notes are prepared in accordance with accounting principles generally accepted in the United States.

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings (loss) of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

Estimates and Assumptions

Preparation of the condensed financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

2.    Senior Debt

On May 26, 2004, the Company issued $15,000 of unsecured, floating rate senior debentures due April 29, 2034 unless accelerated earlier, through an indenture. See Note 10 to the consolidated financial statements of James River Group, Inc. and Subsidiaries for a description of these senior debentures.

3.    Junior Subordinated Debt

The Company arranged for the sale of trust preferred securities (Trust Preferred Securities) through James River Capital Trust I and James River Capital Trust II (each, a Trust; collectively, the Trusts), Delaware statutory trusts sponsored and wholly-owned by the Company. Each Trust used proceeds from the sale of its Trust Preferred Securities to purchase the Company's floating rate junior subordinated debentures issued to the Trust under an indenture. See Note 11 to the consolidated financial statements of James River Group, Inc. and Subsidiaries for a description of these junior subordinated debentures.

4.    Commitments and Contingent Liabilities

The Company leases certain office space under an operating lease that expires in 2008 and is subject to renewal options at market rates prevailing at the time of renewal. Rental expense for such leases was $68, $44 and $0 for the years ended December 31, 2004 and 2003 and the period from September 25, 2002 (inception) through December 31, 2002, respectively.

As of December 31, 2004, future minimum payments under this noncancelable operating lease are as follows:

2005	$70
2006	72
2007	73
2008	75
$290

James River Group, Inc. and Subsidiaries

Schedule III – Supplementary Insurance Information

(in thousands)

	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Adjustment Expenses	Unearned Premiums	Earned Premiums	Net Investment Income	Losses and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Underwriting Expenses	Net Premiums Written
Year ended December 31, 2004
Excess and surplus insurance	$10,821	$59,070	$75,316	$70,530	$2,873	$43,740	$12,030	$3,690	$112,427
Workers' compensation insurance	523	3,173	2,974	5,233	620	3,848	823	3,214	7,751
Corporate and other	—	—	—	—	133	—	—	—	—
Total	$11,344	$62,243	$78,290	$75,763	$3,626	$47,588	$12,853	$6,904	$120,178
Year ended December 31, 2003
Excess and surplus insurance	$4,109	$17,417	$29,436	$5,087	$346	$3,372	$976	$2,352	$27,425
Workers' compensation insurance	—	—	—	—	5	—	—	491	—
Corporate and other	—	—	—	—	56	—	—	—	—
Total	$4,109	$17,417	$29,436	$5,087	$407	$3,372	$976	$2,843	$27,425
Period from September 25, 2002 (inception) through December 31, 2002
Excess and surplus insurance	$—	$—	$—	$—	$—	$—	$—	$—	$—
Workers' compensation insurance	—	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	2	—	—	—	—
Total	$—	$—	$—	$—	$2	$—	$—	$—	$—

See accompanying independent auditors' report.

Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement by and among the Company and the underwriters named therein
3.1**	Form of Third Amended and Restated Certificate of Incorporation, to be in effect prior to completion of this offering
3.2**	Form of Third Amended and Restated By-Laws, to be in effect prior to completion of this offering
4.1*	Specimen Stock Certificate, representing the Company's common stock, par value $0.01 per share
4.2**	Form of Warrant relating to Series B Convertible Preferred Stock
4.3**	Stockholders' Agreement dated January 21, 2003 by and among James River Group, Inc. and certain stockholders named therein
4.4**	First Amendment to Stockholders' Agreement dated June 30, 2003 by and among James River Group, Inc. and certain stockholders named therein
4.5**	Form of Joinder to Stockholders' Agreement by and among James River Group, Inc. and the stockholder signatories thereto
4.6**	Registration Rights Agreement dated January 21, 2003 by and among James River Group, Inc. and certain stockholders as named therein
4.7**	Letter Agreement dated December 23, 2002, as amended, by and between James River Group, Inc. and MMC Capital, Inc. on behalf of and for the benefit of Trident II, L.P. and certain co-investment vehicles
4.8**	Indenture dated as of May 26, 2004 by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Senior Debentures Due 2034
4.9**	Indenture dated as of May 26, 2004 by and between James River Group, Inc. and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Debentures Due 2034
4.10**	Amended and Restated Declaration of Trust of James River Capital Trust I dated as of May 26, 2004 by and among James River Group, Inc., the Trustees (as defined therein) and the holders, from time to time, of undivided beneficial interests in James River Capital Trust I
4.11**	Preferred Securities Guarantee Agreement dated as of May 26, 2004 by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Preferred Guarantee Trustee, for the benefit of the Holders (as defined therein) of James River CapitalTrust I
4.12**	Indenture dated December 15, 2004 by and between the Company and Wilmington Trust Company, as Trustee, relating to Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2034
4.13**	Amended and Restated Declaration of Trust of James River Capital Trust II dated as of December 15, 2004 by and among James River Group, Inc., the Trustees (as defined therein), the Administrators (as named therein), and the holders, from time to time, of undivided beneficial interests in the James River Capital Trust II
4.14**	Guarantee Agreement dated as of December 15, 2004 by James River Group, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, for the benefit of the Holders (as defined therein) from time to time of the capital securities of James River Capital Trust II

Exhibit No.	Description
5.1	Form of Opinion of Bryan Cave LLP
10.1**	James River Group, Inc. 2003 Incentive Plan
10.2**	First Amendment to the James River Group, Inc. 2003 Incentive Plan
10.3**	Form of Non-Qualified Option Grant Certificate Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.4**	Form of Non-Qualified Option Grant Certificate for Entities Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.5**	Form of Incentive Stock Option Grant Certificate for Employee's Pursuant to the James River Group, Inc. 2003 Incentive Plan
10.6**	James River Group, Inc. 2005 Incentive Plan
10.7**	Employment Agreement dated and effective as of November 15, 2002 by and between James River Group, Inc. and J. Adam Abram
10.8**	Amendment to Employment Agreement dated September 4, 2003 by and between James River Group, Inc. and J. Adam Abram
10.9**	Employment and Arbitration Agreement dated and effective as of November 2, 2002 by and between James River Management Company, Inc. and Michael P. Kehoe
10.10**	Employment and Arbitration Agreement dated and effective as of October 1, 2003 by and between Stonewood Insurance Management Company, Inc. and C. Kenneth Mitchell
10.11**	Employment Agreement dated April 29, 2005 by and between James River Group, Inc. and Michael Oakes
10.12**	Summary of Consulting Agreement for Richard W. Wright
10.13**	Summary of Director Compensation
10.14**	Form of Indemnification Agreement between James River Group, Inc. and its directors and executive officers
10.15**	Stock Purchase Agreement dated as of April 3, 2003 by and between James River Group, Inc. and American Empire Surplus Lines Insurance Company
10.16**	Reinsurance Agreement effective January 1, 2002 by and between Fidelity Excess and Surplus Insurance Company and American Empire Surplus Lines Insurance Company
10.17**	Amendment to Reinsurance Agreement effective as of January 1, 2002 by and between Fidelity Excess and Surplus Insurance Company and American Empire Surplus Lines Insurance Company
10.18**	Guarantee Agreement dated as of June 30, 2003 by and between James River Group, Inc. and Great American Insurance Company
10.19**	Trust Account Agreement effective March 12, 2003 by and among American Empire Surplus Lines Insurance Company, the Provident Bank and Fidelity Excess and Surplus Insurance Company
10.20**	Net Quota Share Reinsurance Contract effective as of January 1, 2005 by and among James River Insurance Company and the Subscribing Reinsurers named therein
21**	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2	Form of Consent of Bryan Cave LLP (included as part of Exhibit 5.1)
24**	Powers of Attorney

*	To be filed by amendment

**	Previously filed